1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2009.

Aluminum Corporation of China Limited

(Translation of Registrant's name into English)

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F......X....... Form 40-F........................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.................... No.........X.........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-....................................]

Exhibit Index at page: 2
Total pages: 263

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited
(Registrant)

Date April 17, 2009

By Liu Qiang
Name: Liu Qiang
Title: Company Secretary

中国铝业股份有限公司

CHALCO ALUMINUM CORPORATION OF CHINA LIMITED

Stock Code: 2600 (HKSE)
ACH (US)
601600 (China)

2008 Annual Report

ALUMINUM CORPORATION OF CHINA LIMITED **2008** ANNUAL REPORT

Contents

Corporate Profile

Aluminum Corporation of China Limited ("Chalco" or the "Company") is a joint stock limited company established in the People's Republic of China (the"PRC"); its stocks are listed on the New York Stock Exchange, the Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange respectively.

The Company and its subsidiaries (collectively referred to as the "Group") are engaged principally in the exploration and mining of bauxite; the production and sales of alumina, primary aluminum and aluminum-fabricated products and related research activities. The principal products of the Group include alumina, primary aluminum, aluminum fabricated products, gallium and carbon-related products, etc.

The Group is the largest producer of alumina, primary aluminum and aluminum fabrication products in the PRC, and also the third largest producer of alumina as well as the fourth largest producer of primary aluminum around the globe.

The competitiveness of the Group is mainly reflected in:

Its leading strategic position in the alumina, primary aluminum and aluminum fabrication market in China; sufficient and stable supply of bauxite resources and refining technology as well as its possession of a comprehensive industry chain to enable it to better withstand market risks.

The Group is principally comprised of the following branches, subsidiaries and associated company:

Branches:

- Shandong branch (mainly engaged in producing alumina/primary aluminum products);
- Henan branch (mainly engaged in producing alumina/primary aluminum products);
- Guizhou branch (mainly engaged in producing alumina/primary aluminum products);
- Shanxi branch (mainly engaged in producing alumina products);
- Guangxi branch (mainly engaged in producing alumina/primary aluminum products);
- Zhongzhou branch (mainly engaged in producing alumina products);
- Qinghai branch (mainly engaged in producing primary aluminum products);
- Lanzhou branch (mainly engaged in producing primary aluminum products);

- Liancheng branch (mainly engaged in producing primary aluminum products);
- Chongqing branch (mainly engaged in producing alumina products; under construction);
- Northwest Aluminum Fabrication Plant (mainly engaged in producing aluminum fabricated products);
- Zhengzhou Research Institute (mainly providing research and development services).

Subsidiaries:

- Shanxi-Huaze Aluminum & Power Co., Limited ("Shanxi-Huaze") (mainly engaged in producing primary aluminum products);
- Shanxi Huasheng Aluminum Company Limited ("Shanxi Huasheng") (mainly engaged in producing primary aluminum products);
- Fushun Aluminum Company Limited ("Fushun Aluminum") (mainly engaged in producing primary aluminum products);
- Zunyi Aluminum Company Limited ("Zunyi Aluminum") (mainly engaged in producing primary aluminum products);
- Shandong Huayu Aluminum and Power Company Limited ("Shandong Huayu") (mainly engaged in producing primary aluminum products);
- Gansu Hualu Aluminum Company Limited ("Gansu Hualu") (mainly engaged in producing primary aluminum products);
- Baotou Aluminum Co., Ltd. ("Baotou Aluminum") (mainly engaged in producing primary aluminum products);
- Jiaozuo Wanfang Aluminum Company Limited ("Jiaozuo Wanfang") (mainly engaged in producing primary aluminum products);
- Chalco Qingdao Light Metal Company Limited (mainly engaged in producing recycled aluminum products);
- Chalco Southwest Aluminum Cold Rolling Company Limited ("Chalco Southwest Aluminum Cold Rolling") (mainly engaged in producing aluminum fabricated products; under construction);

Corporate Profile *(Continued)*

- Chalco Ruimin Company Limited ("Chalco Ruimin") (mainly engaged in producing aluminum fabricated products);
- Chalco Henan Aluminum Company Limited ("Henan Aluminum") (mainly engaged in producing aluminum fabricated products);
- Huaxi Aluminum Company Limited ("Huaxi Aluminum") (mainly engaged in producing aluminum fabricated products);
- Chalco Southwest Aluminum Company Limited ("Chalco Southwest Aluminum") (mainly engaged in producing aluminum fabricated products);
- Chalco Mining Co., Ltd. ("Chalco Mining") (mainly engaged in mining bauxite);
- China Aluminum International Trading Corporation Limited ("Chalco Trading") (mainly selling alumina and primary aluminum products);
- Chalco Hong Kong Limited ("Chalco Hong Kong") (mainly engaged in developing overseas projects);
- Chalco Zunyi Alumina Co., Ltd. ("Zunyi Alumina") (mainly engaged in producing alumina products; under construction);
- Chalco Nanhai Alloy Company ("Nanhai Alloy") (mainly engaged in producing aluminum fabricated products; under construction);
- Shanxi Huatai Coal Co., Ltd. ("Shanxi Coal") (mainly engaged in producing carbon products);
- Fushun Fluoride Salt Company Limited ("Fushun Fluoride Salt") (mainly engaged in producing fluoride salt products; under construction);
- Shanxi Longmen Aluminum Co., Ltd. ("Longmen Aluminum") (mainly engaged in producing primary aluminum products);
- China Aluminum Taiyue Mining Co., Ltd. ("Taiyue Mining") (mainly engaged in mining bauxite; under construction).

Jointly controlled entity:

- Guangxi Huayin Aluminum Company Limited ("Guangxi Huayin") (mainly engaged in producing alumina products) in which the Company has a 33% equity interest.

0008

Corporate Information

1.	Registered name	中國鋁業股份有限公司
	Abbreviated name in Chinese	中國鋁業
	Name in English	ALUMINUM CORPORATION OF CHINA LIMITED
	Abbreviated name in English	CHALCO
2.	First registration date	September 10, 2001
	Registered address	No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC (100082)
	Place of business	No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC (100082)
	Principal place of business in Hong Kong	Unit 3103, 31/F, Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong
	Corporate Website	http://www.chalco.com.cn
	Corporate E-mail	IR_FAQ@chalco.com.cn
3.	Authorized representative	Xiao Yaqing
	Company Secretary	Liu Qiang
	Telephone	8610 8229 8103
	Fax	8610 8229 8158
	E-mail	IR_FAQ@chalco.com.cn
	Contact address	No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC (100082)
	Representative for the Company's securities related affairs	Zhang Qing
	Telephone	8610 8229 8150
	Fax	8610 8229 8158
	E-mail	IR_FAQ@chalco.com.cn
	Address	No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC (100082)
	Department for corporate information and inquiry	Secretarial Office to the Board
	Telephone for corporate information and inquiry	8610 8229 8150/8156/8157

0007

4.	Share Registrar and Transfer Office	
	H Shares:	Hong Kong Registrars Limited Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong
	A Shares:	China Securities Depository Ltd., and Clearing Co., Shanghai Branch 3/F, China Insurance Building, No. 166, Lujiazui Road (East), Shanghai, the PRC
	American Depositary Receipt	The Bank of New York Corporate Trust Office, 101 Barclay Street New York, New York 10286, USA
5.	Places of listing	The Stock Exchange of Hong Kong Limited Shanghai Stock Exchange New York Stock Exchange
	Stock Name	CHALCO
	Stock code	2600(HK) 601600(China) ACH (US)
6.	Principal bankers	China Construction Bank Industrial and Commercial Bank of China
7.	Registration Number of License of Enterprise Legal Person	100000000035734
	Tax Registration Number	110108710928831
	Institutional Organization Number	71092883-1



Corporate Information *(Continued)*

8. Independent Auditors

PricewaterhouseCoopers
Certified Public Accountants
22/F, Prince's Building, Central,
Hong Kong

PricewaterhouseCoopers
Zhong Tian CPAs Limited Company
11/F, PricewaterhouseCoopers Center
202 Hu Bin Road,
Shanghai 200021, the PRC

9. Legal advisers

as to Hong Kong law:
Baker & McKenzie
14/F, Hutchison House,
10 Harcourt Road,
Central, Hong Kong

as to United States law:
Baker & McKenzie
14/F, Hutchison House,
10 Harcourt Road, Central,
Hong Kong

as to PRC law:
Haiwen & Partners
21/F, Beijing Silver Tower,
No. 2 Dong San Huan North Road,
Chao Yang District, Beijing, the PRC

10. Corporate information database — Secretarial Office to the Board



0011

Financial Summary

1. Financial summary prepared in accordance with Hong Kong Financial Reporting Standards (Note (a))

	Year ended December 31				
	2008	2007	2006	2005	2004
Consolidated Income Statement	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Revenue *(Note (b))*	76,725,941	85,198,835	64,826,615	37,826,486	32,959,343
Cost of sales	(70,073,660)	(64,936,133)	(43,930,699)	(25,542,555)	(22,095,880)
Gross profit	6,652,281	20,262,702	20,895,916	12,283,931	10,863,463
Selling and distribution expenses	(1,562,409)	(1,355,534)	(1,027,875)	(720,497)	(647,532)
General and administrative expenses	(3,462,472)	(3,042,363)	(2,466,192)	(1,489,537)	(1,220,902)
Research and development expenses	(177,507)	(229,803)	(116,389)	(113,381)	(132,635)
Other gains, net	372,771	158,913	382,261	120,720	47,656
Operating profit	1,822,664	15,793,915	17,667,721	10,081,236	8,910,050
Finance costs, net	(1,709,566)	(1,040,171)	(637,236)	(366,908)	(109,948)

0012

1. Financial summary prepared in accordance with Hong Kong Financial Reporting Standards (Note (a)) *(Continued)*

	Year ended December 31				
	2008	2007	2006	2005	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Operating profit after finance costs	**113,098**	14,753,744	17,030,485	9,714,328	8,800,102
Share of profits/(losses) of jointly controlled entities	**1,672**	(3,381)	(11,419)	372	(3,953)
Share of profits of associates	**10,045**	241,945	105,177	26,947	—
Profit before income tax benefits/(expense)	**124,815**	14,992,308	17,124,243	9,741,647	8,796,149
Income tax benefits/(expense)	**33,557**	(2,869,210)	(4,410,674)	(2,495,213)	(2,161,086)
Profit for the year	**158,372**	12,123,098	12,713,569	7,246,434	6,635,063
Attributable to:					
Equity holders of the Company	**9,228**	10,753,042	11,841,681	7,022,422	6,391,523
Minority interest	**149,144**	1,370,056	871,888	224,012	243,540
Total attributable profit	**158,372**	12,123,098	12,713,569	7,246,434	6,635,063
Dividends	**703,273**	4,131,749	2,190,177	2,364,673	1,944,778

1. Financial summary prepared in accordance with Hong Kong Financial Reporting Standards (Note (a)) *(Continued)*

Summary of the Group's consolidated total assets and total liabilities for the five years is set out below:

	As of December 31				
	2008	2007	2006	2005	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Total assets	**135,527,519**	105,848,068	81,941,754	59,009,879	49,558,069
Total liabilities	**75,330,697**	41,354,861	32,675,192	24,804,985	20,752,191
Net assets	**60,196,822**	64,493,207	49,266,562	34,204,894	28,805,878

Notes:

(a) Financial Summary as of December 31, 2006 and for the year ended have not been restated under merger accounting for the common control entities acquired by the Company in 2008. Financial summary as of December 31, 2004 and 2005 and for the years ended have not been restated under merger accounting for the common control entities acquired by the Group.

(b) Total other revenues and related cost of sales were previously classified as "net other revenues and gains" for 2004 and 2005, they were separately presented in 2006, 2007 and 2008 as part of the total revenue and cost of sales, respectively, in the income statement.

0014

2. Financial summary prepared in accordance with the PRC Accounting Standards for Business Enterprises (2006)

Principal financial figures in the reporting period

Items	Year ended December 31, 2008 *RMB'000*
Operating profit	257,124
Total profit	124,815
Net profit attributable to the shareholders of the Company	9,228
Net profit attributable to the shareholders of the Company after excluding non-recurring items	(126,120)
Net cash flow from operating activities	5,003,681

Non-recurring items

Non-recurring items	Year ended December 31, 2008 *RMB'000*
Losses of non-current asset disposal	(59,142)
Subsidy income	97,431
Losses on fair value change of financial assets/liabilities held for trading	(21,450)
Investment income from disposal of financial assets/liabilities held for trading	288,778
Income from entrusted loans	2,470
Net non-operating expenses other than the above items	(174,409)
Reversal of impairment of accounts receivable based on separate impairment tests	43,270
Income tax impact on the non-recurring items above	(52,932)
Net profit attributable to the businesses acquired from business combinations under common control from the beginning of the period to the dates of combinations	18,541
Total	142,557

2. Financial summary prepared in accordance with the PRC Accounting Standards for Business Enterprises (2006) *(Continued)*

Principal accounting information and financial indicators at the end of two reporting periods of the Company

Principal accounting information	2008 RMB'000	2007 RMB'000	Increase/(Decrease) as compared with the corresponding period in the previous year (%)
Revenue	**76,725,941**	85,198,835	(9.94)
Total profit	**124,815**	14,992,308	(99.17)
Net profit attributable to the shareholders of the Company	**9,228**	10,753,042	(99.91)
Net (loss)/profit attributable to the shareholders of the Company after excluding non-recurring items	**(126,120)**	10,072,094	(101.25)
Basic earnings per share *(RMB)*	**0.00068**	0.8406	(99.92)
Diluted earnings per share *(RMB)*	**0.00068**	0.8406	(99.92)
Basic (loss)/earnings per share after excluding non-recurring items *(RMB)*	**(0.00933)**	0.7874	(101.81)
Fully diluted rate of return on net assets *(%)*	**0.02**	17.72	Decreased by 17.7 percentage points
Weighted average rate of return on net assets *(%)*	**0.02**	19.72	Decreased by 19.7 percentage points
Fully diluted rate of return on net assets after excluding non-recurring items *(%)*	**(0.23)**	16.60	Decreased by 16.83 percentage points
Weighted average rate of return on net assets after excluding non-recurring items *(%)*	**(0.22)**	18.47	Decreased by 18.69 percentage points
Net cash flow from operating activities	**5,003,681**	12,122,672	(58.72)
Net cash flow from operating activities per share *(RMB)*	**0.37**	0.90	(58.89)
Total assets	**135,527,519**	105,848,068	28.04
Owners' equity (or shareholders' equity) attributable to the shareholders of the Company	**54,998,482**	60,688,063	(9.38)
Net assets attributable to shareholders of the Company per share *(RMB)*	**4.07**	4.49	(9.35)

0016

3. Analysis between the financial information prepared in accordance with Hong Kong Financial Reporting Standards and PRC Accounting Standards for Business Enterprises (2006)

Item	Profit attributable to equity holders of the Company Year ended December 31		Equity attributable to equity holders of the Company As of December 31	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Prepared in accordance with PRC Accounting Standards for Business Enterprises (2006)	**9,228**	10,753,042	**54,998,482**	60,688,063
Prepared in accordance with Hong Kong Financial Reporting Standards	**9,228**	10,753,042	**54,998,482**	60,688,063

Directors, Supervisors, Senior Management and Staffs

1. Directors, Supervisors and Senior Management

Name	Position	Sex	Age	Date of appointment	Total emolument received from the Company in the reporting period *RMB'0000* *(Before tax)*	Receipt of emolument or allowance from shareholder of the Company or other related entity
Xiao Yaqing#	Chairman and CEO	M	50	2007.5.18	108.1	No
Luo Jianchuan	Executive Director and President	M	46	2007.5.18	90.7	No
Chen Jihua	Executive Director, Vice President and CFO	M	41	2007.5.18	66.0	No
Liu Xiangmin	Executive Director and Vice President	M	47	2007.5.18	66.0	No
Shi Chungui	Non-executive Director	M	68	2007.5.18	15.0	No
Kang Yi	Independent Non-executive Director	M	68	2007.5.18	21.4	No
Zhang Zhuoyuan	Independent Non-executive Director	M	75	2007.5.18	21.4	No
Wang Mengkui	Independent Non-executive Director	M	71	2008.5.9	14.2	No
Zhu Demiao	Independent Non-executive Director	M	45	2008.5.9	14.3	No
Poon Yiu Kin, Samuel*	Independent Non-executive Director	M	50	2007.5.18	8.4	No
Ao Hong	Chairman of Supervisory Committee	M	48	2007.5.18	—	Yes
Yuan Li	Supervisor	M	51	2007.5.18	53.38	No
Zhang Zhankui	Supervisor	M	51	2007.5.18	—	Yes
Ding Haiyan	Vice President	M	51	2007.5.18	66.0	No
Jiang Yinggang	Vice President	M	46	2007.5.18	65.35	No
Liu Qiang	Secretary to the Board	F	45	2007.5.18	48.85	No

* *Resigned on May 9, 2008*

\# *Resigned from the position of Chairman of the Company on March 27, 2009 with immediate effect and resigned from the positions of CEO, executive Director and Chairman of the Nomination Committee which will take effect upon the conclusion of the 2008 annual general meeting of the Company to be held on May 26, 2009.*

Profiles of Directors, Supervisors and Senior Management:

Directors

Executive Directors

Mr. Xiao Yaqing, 50, is the Chairman of the board of directors (the "Board"), Chief Executive Officer of the Company, the Chairman of the Nomination Committee of the Board and the President of Aluminum Corporation of China (hereafter as "Chinalco") during the reporting period. He had been employed by the Company since 2004. Mr. Xiao resigned as the Chairman of the Company, with immediate effect on March 27, 2009. He also resigned as the Chief Executive Officer, Executive Director and Chairman of the Nomination Committee on March 27, 2009 which will take effect after the 2008 annual general meeting of shareholders to be held on May 26, 2009. Graduated from Central South University of Industry in 1982 majoring in pressure processing, Mr. Xiao holds a doctorate degree from Central South University of Industry. He is a professor-grade senior engineer. Having engaged in such fields as metallic material research, production and corporate management, and capital operation for a long time, Mr. Xiao has outstanding achievement as well as extensive practical experience and eminent management competence. He had formerly served as engineer, department head, deputy chief engineer and chief engineer of Northeast Light Alloy Fabrication Plant. He had also served as the General Manager of Northeast Light Alloy Corporation Limited, the plant manager of Southwest Aluminum Fabrication Plant, the Chairman and General Manager of Southwest Aluminum (Group) Co., Ltd. and the Deputy President of Chinalco.

Mr. Luo Jianchuan, 46, is an Executive Director and President of the Company as well as Chairman of the Development Planning Committee of the Board. He has been employed by the Company since 2001. Mr. Luo graduated from Kunming University of Science and Technology in 1985 majoring in mining, holds a doctorate degree from Central South University of Industry and is a senior engineer. He has participated in nonferrous metal trading and corporate management for a long period of time, and thus has extensive professional experience and strong management skill in those fields. Mr. Luo had formerly served as an engineer of the Lead and Zinc Bureau of China Non-ferrous Metals Industry Corporation, Manager of Haikou Nanxin Industry & Commerce Corporation, Assistant to the General Manager of Jinpeng Mining Development Corporation, Deputy General Manager and General Manager of Beijing Xinquan Tech-trading Corporation, Assistant to the General Manager of China Non- Ferrous Metals Industry Trading Group Corporation, Deputy Chief of the Trading Division of China Copper, Lead & Zinc Group Corporation, General Manager of China Aluminum International Trading Corporation Limited, General Manager of the Operations and Sales Division, Vice President and Senior Vice President of the Company.

Directors, Supervisors, Senior Management and Staffs *(Continued)*

Mr. Chen Jihua, 41, is an Executive Director, Vice President and the Chief Financial Officer of the Company. Mr. Chen has been employed by the Company since 2001. He holds a Master degree from Central University of Finance and Economics. He has engaged in corporate and financial management for a long time and accumulated extensive and professional experience. He had formerly served as Executive Manager of the International Finance Department of China Chengxin Securities Appraisal Company Limited, Financial Controller of Red Bull Vitamin Beverages Company Limited, Regional (China) Financial Controller of Saudi Arabia ALJ (China) Limited, Financial Controller of Jitong Network Communications Company Limited, Assistant to the President of Chinalco and General Manager of the Company's Finance Department.

Mr. Liu Xiangmin, 47, is an Executive Director and Vice President of the Company and has been employed by the Company since 2001. Mr. Liu graduated from Central South University of Industry in 1982, majoring in non-ferrous metal science and holds a doctorate degree in Central South University of Industry. He is a professor-grade senior engineer and has participated in non-ferrous metal metallurgy and corporate management for a long term and accumulated extensive and professional experience. Mr. Liu had previously served as Deputy Head and Head of the Alumina branch of Zhongzhou Aluminum Plant, Deputy Head of Zhongzhou Aluminum Plant, and General Manager of Zhongzhou Branch of the Company.

Non-Executive Director

Mr. Shi Chungui, 68, is a Non-executive Director of the Company. He has been employed by the Company since 2005. He graduated from Northeast University of Finance and Economics and majoring in accounting in 1964. Mr. Shi is a senior economist with extensive experience in finance, government and corporate management. Mr. Shi was previously Head of Commerce Bureau of Qinhuangdao City, Hebei Province, the Standing Deputy Mayor of Qinhuangdao City, Hebei Province, President of Hebei Branch of China Construction Bank, President of Beijing Branch of China Construction Bank, Deputy President of the Head Office of China Construction Bank and Deputy President of China Cinda Asset Management Corporation. Mr. Shi is currently an independent director of Cinda Securities Co., Ltd.

Independent Non-Executive Directors

Mr. Kang Yi, 68, is an Independent Non-Executive Director and the Chairman of the Remuneration Committee of the Board. Mr. Kang has served as an Independent Non-Executive Director of the Company since 2004. He is also the chairman of the China Nonferrous Metals Industry Association. Mr. Kang graduated in 1965 from Central-South Institute of Mining and Metallurgy majoring in the metallurgy of non-ferrous metals. He is a professor-grade senior engineer and has engaged in corporate management and civil service for a long term. Mr. Kang has extensive experience and had once served as the factory manager of Qingtongxia Aluminum Plant, the Head of the Economic Committee of Ningxia Hui Autonomous Region, Deputy General Manager of China Non-ferrous Metals Industry Corporation, Deputy Head of the State Non-ferrous Metals Industry Bureau and an Independent Non-Executive Director of Jiangxi Copper Company Limited. Currently, Mr. Kang is also a member of National Committee of the Chinese People's Political Consultative Conference ("CPPCC") and the China Association for Science and Technology, the Chairman of Non-ferrous Metals Society of China and an Independent Non-Executive Director of Jinduicheng Molybdenum Co., Ltd. and Baoji Titanium Industry Co., Ltd..

Mr. Zhang Zhuoyuan, 75, is an Independent Non-executive Director of the Company who has been with the Company since 2007. Mr. Zhang graduated from the Faculty of Economics of Zhongnan University of Economics and has achieved extensive and professional accomplishment in such aspects as political economy, price theory and marketing. Mr. Zhang had consecutively served as the director and researcher of the Institute of Finance, Trade and Economics of Chinese Academy of Social Sciences, the chief editor of "Finance & Trade Economics" and a tutor of doctorate students, director, researcher and tutor of doctorate students of the Institute of Industrial Economics of Chinese Academy of Social Sciences, director, researcher and tutor of doctorate students of the Institute of Economics of Chinese Academy of Social Sciences. He is the chief editor of Economics Research Journal. Mr. Zhang is also a member of the Ninth and Tenth Sessions of CPPCC, deputy director of China Association of Pricing, China Society of Urban Economy and Chinese Society for Urban Studies, director of Chinese Society for Cost Studies and Secretary-General of Foundation of Sun Ye Fang Economics and Science. Mr. Zhang is a member of the Chinese Academy of Social Sciences and a researcher of Institute of Economics as well as an Independent Director of Jiangnan Securities Co. Ltd.

Directors, Supervisors, Senior Management and Staffs *(Continued)*

Mr. Wang Mengkui, aged 71, an independent non-executive Director of the Company who has been with the Company since 2008. Mr. Wang graduated from the School of Economics, Beijing University. He is an economist and is currently a professor and advisor of doctor candidates of Peking University. Mr. Wang is engaged on a long-term basis in the analysis of economic theory and policy. He has published many articles with respect to economics and other aspects and is experienced in economic theory and practice. Mr. Wang had served as a vice head and researcher of the economic team of the research office of the Secretariat of the CPC Central Committee, the governing member of the State Development and Planning Commission, the executive vice director of the economic research centre of the State Development and Planning Commission, the vice director and director of the Research Office of the State Council, the President of the Development Research Center of the State Council. Mr. Wang had also served as a member of the Tenth Standing Committee of National People's Congress, the vice director of Financial and Economic Affairs Committee of National People's Congress. He is currently the chairman of the China Development Research Foundation and a committee member of the National Council for Social Security Fund of the PRC.

Mr. Zhu Demiao, aged 45, is an independent non-executive Director of the Company and the Chairman of the Audit committee of the Board. He has been with the Company since 2008. Mr. Zhu is currently the Managing Director of Oaktree Capital (Hong Kong) Ltd. Mr. Zhu graduated from the University of Chicago GSB with a MBA degree, and obtained a Master's degree in Economics from the Research Institute for Fiscal Science, Ministry of Finance, PRC and obtained a Bachelor's degree in Economics from Hebei Geological Institute. Mr. Zhu is one of the PRC Certified Public Accountants in the early period. He has extensive experience in professional fields including finance, audit and capital management. Mr. Zhu had worked in the Ministry of Finance of the PRC and the investment analysis department of FMC. He had also served as the head of China business in the equity capital market department and investment bank department of Credit Suisse First Boston, the managing director, member of the executive committee of Asia-pacific region and chairman of operation committee of the greater China region of JP Morgan Chase & Co. Mr. Zhu is currently an independent director of WSP Holdings Limited.

0022

Supervisors

Mr. Ao Hong, 48, is currently a Vice President of Chinalco. Mr. Ao graduated from Kunming University of Science and Technology majoring in Metallurgy. He holds a Master degree from Central South University and is a professor-grade senior engineer with extensive experience in nonferrous metals research, corporate management, corporate governance and internal control. Mr. Ao had formerly served as an engineer, senior engineer, Head of General Office and Vice Chairman of Beijing General Research Institute for Non-ferrous Metals, the Chairman of GRINM Semiconductor Materials Co., Ltd., Guorui Electronic Materials Co., Ltd., Beijing Guojing Infrared Optical Technology Co., Ltd., Guowei Silver Anticorrosive Materials Company and Guo Jing Micro-electronic Holdings Ltd. in Hong Kong, respectively.

Mr. Yuan Li, 51, is a Supervisor elected as the employee representative supervisor of the Company and a General Manager of the Corporate Culture Department of the Company. Mr. Yuan has been employed by the Company since 2001. He is an engineer with extensive administrative and managerial experience. He had formerly served as a Manager of the General Management Office and the Deputy Head of the Department of Research and Investigation of China Non-ferrous Metals Industry Corporation, the Head of the Department of Research and Investigation as well as the Head of the Secretariat and an assistant inspector of the State Bureau of Nonferrous Metals Industry and the Deputy Head of the Department of Political Affairs and the Head of the Community Union Working Department of Chinalco.

Mr. Zhang Zhankui, 51, is the Deputy Head of the Finance Department of Chinalco. Mr. Zhang is a postgraduate researcher in economic management and a senior accountant. He has extensive experience in corporate financial accounting, fund management and auditing. Mr. Zhang had formerly served as the Head of the Finance Division and then the Head of the Audit Division of China General Design Institute for Non-ferrous Metals, a Deputy General Manager of Beijing Enfei Tech-industry Group, the Head of the Accounting Division of the Finance Department and the Deputy Head of the Finance Department of China Copper Lead & Zinc Group Corporation, the manager of the Asset and Finance of the Listing Office of Chalco and the Head of the Fund Division of the Finance Department of Company and the manager of the General Division of the Finance Department of the Company.

Directors, Supervisors, Senior Management and Staffs *(Continued)*

Other Senior Management Personnel

Mr. Ding Haiyan, 51, is a Vice President of the Company and has been employed by the Company since 2001. Graduated from Beijing Economics University in 1982 majoring in Labor Economics, Mr. Ding holds a Master degree in Economics and is a senior economist with extensive experience in labor, wages, insurance, merger and acquisition of enterprises and capital operation. He once served as the Head of Labor Wage Division of the Human Resource Department of China Nonferrous Metals Industry Corporation, the Deputy Director of the Bureau of Labor and Insurance, the Deputy Director-General of the Enterprise Reform Department of the State Bureau of Non-ferrous Metals Industry as well as the Head Manager of the Department of Asset Operation, the Deputy Head of the Listing Office and an Assistant to president of Chinalco, and was an Executive Director and the Secretary to Board of the Company.

Mr. Jiang Yinggang, 46, is a Vice President of the Company and the General Manager of Qinghai Branch of the Company during the reporting period. Graduated in 1983 from Central South University of Industry majoring in the metallurgy of non-ferrous metals, Mr. Jiang holds a Master degree in metallurgy engineering of non-ferrous metals and is a professor-grade senior engineer. He has participated in production operation and corporate management of production enterprises for a long period of time and has extensive professional experience. He has served as the Deputy Head and then the Head of Corporate Management Department of Qinghai Aluminum Plant, the Head of Qinghai Aluminum Smelter, a Deputy General Manager and General Manager of Qinghai Aluminum Company Limited, and the General Manager of Qinghai branch of the Company.

Ms. Liu Qiang, 45, is the Secretary to the Board and has been employed by the Company since 2001. In 1989, Ms. Liu graduated from Beijing International Studies University majoring in English literature, obtained a Master's degree in Literature and is a deputy senior translator. Ms. Liu studied finance, financial management and business administration at the University of International Business and Economics in Beijing and received trainings on finance and financial management in Hong Kong. She once served in the finance department of Hong Kong Oriental Xinyuan (Holdings) Company Limited and had served as the Manager of the finance department of the Australian branch of China National Non-Ferrous Metals Import and Export Corporation. Ms. Liu has extensive experience in the import and export of non-ferrous metals and analysis of the aluminum market. She had formerly served as the Manager of the aluminum department of China National Non-Ferrous Metals Import and Export Corporation; a senior market analyst for the Aluminum Industry in China National Non-Ferrous Metals Trading Group and China National Metals and Minerals Import and Export Corporation as well as the Deputy Manager of the Import and Export Division of China Aluminum International Trading Corporation Limited.

0024

Directors, Supervisors, Senior Management and Staffs *(Continued)*

2. Positions held in Shareholders of the Company

Name	Name of Shareholder	Position(s)	Date of Appointment	Whether Receiving Remuneration or Allowance
Xiao Yaqing	Chinalco	President	April 2004	No
Ao Hong	Chinalco	Vice President	October 2005	Yes
Zhang Zhankui	Chinalco	Deputy Head of Finance Department	March 2006	Yes

Positions in Other Entities

Name	Name of other entities	Position(s)	Date of Appointment	Whether Receiving Remuneration
Shi Chungui	Cinda Securities Co., Ltd	Independent Director	August 2007	No
Kang Yi	Jinduicheng Molybdenum Co., Ltd. (A share listed company)	Independent Director	September 2007	Yes
	Baoji Titanium Industry Co., Ltd. (A share listed company)	Independent Director	September 2008	Yes
Zhang Zhuoyuan	Jiangnan Securities Co., Ltd.	Independent Director	October 2002	Yes
Zhu Demiao	Oaktree Capital (Hong Kong) Ltd.	Managing Director	January 2006	Yes
	WSP Holdings Limited	Independent Director	January 2007	Yes

3. Decision Making Process, Basis of Determination and Situations in relation to the Remuneration of Directors, Supervisors and Senior Management

Based on market conditions and the remuneration strategy of the Company, proposals in relation to the remuneration of the Company's Directors, Supervisors and Senior Management would be prepared by a specialized department of the Company and submitted to the Remuneration Committee of the Company for consideration. Remuneration of the Senior Management will be submitted to the Board for determination whereas those of the Directors and the Supervisors will be submitted to the Board for consideration and to the general meeting for determination.

Remunerations for Directors, Supervisors and Senior Management are determined in accordance with the Company's development strategy, corporate culture and remuneration strategy, with reference to the remuneration standard of corresponding positions in comparable enterprises (in terms of scale, industry and nature etc.) in the market. The opinion and advice of an external and professional consultancy will also be taken into consideration and remuneration will be linked to the Company's operating results and the assessed performance of individuals.

In 2008, the total remuneration of directors, supervisors, senior management and secretary to the Board of the Company amounted to RMB6.5908 million (including the traveling expenses of independent directors). Other than the discretionary bonus of RMB1.5415 million which were not distributed in the reporting period, all remuneration had been paid during the period.

4. Changes in Directors, Supervisors and Senior Management During the Reporting Period

Name	Position(s)	Reason for change
Wang Mengkui	Independent Non-executive Director	Appointed at the annual general meeting on May 9, 2008
Zhu Demiao	Independent Non-executive Director	Appointed at the annual general meeting on May 9, 2008
Poon Yiu Kin, Samuel	Independent Non-executive Director	Resigned on May 9, 2008

0026

5. Resignation of Chairman and Proposed Changes In Directors

Mr. Xiao Yaqing, the Chairman of the Company, resigned as the Chairman of the Company on March 27, 2009 with immediate effect. He also resigned as the Chief Executive Officer, Executive Director and Chairman of Nomination Committee of the Board on March 27, 2009, which will take effect after the election of a new executive director at the 2008 annual general meeting of the company to be convened on May 26, 2009. The board of the company extend thanks to Mr Xiao for his contribution to the Company during his tenure. Mr. Xiong Weiping was nominated by Chinalco, the controlling shareholder of the Company, and approved by the third session of the Board of the Company, as an executive director candidate of the third session of the Board of the Company, and his nomination will be submitted to the 2008 annual general meeting of the Company to be convened on May 26, 2009 for election and approval. The biographical details of Mr. Xiong Weiping is as follows:

Mr. Xiong Weiping, 52, a candidate for executive director of the third session of the Board and concurrently the President of Chinalco. Mr. Xiong graduated from Central South University of Industry majoring in mining engineering. He obtained a Ph.D. degree in engineering and completed post-doctoral research in economics in Guanghua School of Management of Peking University. He has academic achievements and an impressive record of experience in economics, corporate management and metaliferous mining. Mr. Xiong is also a Professor and a tutor of Ph.D. students of Guanghua School of Management, Peking University. He is an expert who is granted special subsidies by State Council and was recognized as the "Middle-aged and Youth Expert with Special Contribution to the Nation" by the original Ministry of Personnel of the PRC. He was formerly the General Secretary of Hunan Provincial Communist Youth League, a standing committee member of the All China Youth Federation and the president of Hunan Youth Union Committee, the Vice-Chancellor and Dean of the Faculty of Management, Professor, tutor of Ph.D. students of Central South University of Industry. Mr. Xiong had served as the Vice President of China Copper, Lead & Zinc Group Corporation, the Vice President of Chinalco, the Executive Director, Senior Vice President and President of Chalco and the Vice Chairman and President of China National Travel Service (HK) Group Corporation (China Travel Service (Holdings) Hong Kong Limited).

The biographical details of Mr. Xiong Weiping required to be disclosed under Rule 13.51(2) of the Hong Kong Listing Rules will be set out in the Notice of the 2008 Annual General Meeting of the Company to be despatched to shareholders of the Company.

A further announcement will be made by the Company when the above proposed changes in directors of the Company become effective.

6. Employees of the Company

As at the date of the end of the reporting period, the Company had 107,887 employees. The structure of employees is as follows:

Professional Structure

Category	Number of Persons
Management	11,286
Sales staffs	731
Production staffs	95,153
Others	717
Total	107,887

Education Background

Category	Number of Persons
Masters	629
Undergraduates	10,675
College students	18,865
Secondary school or below	77,718
Total	107,887

0028

Particulars of Share Capital Structure, Changes and Substantial Shareholders

1. Share Capital Structure

Chinalco is the largest shareholder of the Group which directly holds 38.56% equity interest in the Company and together with its subsidiaries holds an aggregate of 41.82% equity interest in the Company.

Share Structure of Chalco


Chinalco 38.56%
Baotou Aluminum Group 2.60%
Lanzhou Aluminum Factory 0.58%
Guiyang Aluminum and Magnesium 0.03%
Public holders of A Shares 29.07%
Public holders of H Shares 29.16%
Aluminum Corporation of China Limited

Particulars of Share Capital Structure, Changes and Substantial Shareholders *(Continued)*

As of December 31, 2008, the share capital structure of the Company was as follows:

	As of December 31, 2008	
	Number of shares *(in million)*	**Percentage to total issued share capital** *(%)*
Holders of A Shares subject to trading moratorium		
Chinaclo	**5,214.41**	38.56
Baotou Aluminum (Group) Co., Ltd. *(note1)*	**351.22**	2.60
Lanzhou Aluminum Factory *(note 1)*	**79.47**	0.58
Guiyang Aluminum Magnesium Design & Research Institute *(note 1)*	**4.12**	0.03
Holders of A Shares not subject to trading moratorium	**3,931.30**	29.07
Holders of H Shares	**3,943.97**	29.16
Total	**13,524.49**	100

Note 1: *Subsidiaries of Chinalco. The subsidiaries also include Shanxi Aluminum Plant which holds 7.14 million A shares not subject to trading moratorium, representing 0.05% of the share capital.*

According to the public information available to the Company and to the best knowledge of the Company's Directors, as of March 27, 2009, being the latest practicable date prior to the issue of this report, there is sufficient public float in the Company's share capital structure which is in compliance with the requirement of the Hong Kong Listing Rules.

0030

2. Changes in Shareholding and Shareholders

Changes in Shareholding

Unit: Share

	Before the change			After the change	
	Number	Percentage (%)	Issue of new shares	Number	Percentage (%)
I. Shares subject to trading moratorium					
1. State-owned shares	6,866,707,049	50.77	N/A	5,214,407,195	38.56
2. State-owned legal person shares	1,283,194,886	9.49	N/A	434,809,850	3.21
Total shares subject to trading moratorium	8,149,901,935	60.26	N/A	5,649,217,045	41.77
II. Shares not subject to trading moratorium					
1. Renminbi ordinary shares	1,430,619,989	10.58	N/A	3,931,304,879	29.07
2. Overseas listed foreign invested shares	3,943,965,968	29.16	N/A	3,943,965,968	29.16
Total shares not subject to trading moratorium	5,374,585,957	39.74	N/A	7,875,270,847	58.23
III. Total shares	13,524,487,892	100	N/A	13,524,487,892	100

Approval of Changes in Shareholding

Nil

Transfer of Changes in Shareholding

Nil

0031

Particulars of Share Capital Structure, Changes and Substantial Shareholders *(Continued)*

3. Share Issue and Listing

(1) Status of share issue in the past three years

Unit: Share Currency: RMB

Type of share and derivative security	Date of issue	Offer Price	Number of shares issued	Date of listing	Number of shares approved for listing and trading	Date of termination of trading
H Shares placing	May 9, 2006	HK$7.25	644,100,000*	May 19, 2006	644,100,000	N/A
Renminbi ordinary share (IPO of A Shares)	April 24, 2007	RMB6.60	1,236,731,739	April 30, 2007	1,148,077,357	N/A
Renminbi ordinary share (additional issue for share exchange in acquiring Baotou Aluminum)	December 28, 2007	RMB20.49	637,880,000	January 4, 2008	282,542,632	N/A

* *Shares in the Placement include stock shares (i.e. 44,100,000 state-owned shares converted to H shares) sold by Chinalco, the parent company of the Company.*

0032

(2) Changes in total number of issued shares and the shareholding structure of the Company

During the reporting period, the total number of issued shares of the Company was 13,524,487,892 shares and there was no addition or reduction during the reporting period. However, due to the release of 2,500,684,890 shares subject to trading moratorium on May 6, 2008, there was a change in shareholding structure.

4. Substantial Shareholders who held 5% or more of shares

Substantial Shareholders

So far as the Directors are aware, as at December 31, 2008, the following persons (other than the directors, supervisors and chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and the Hong Kong Stock Exchange.

Name of substantial shareholders	Class of shares	Number of shares held	Capacity	Percentage in the relevant class of share capital	Percentage in total share capital
Chinalco	A Shares	5,656,357,299 (L) *(Note 1)*	Beneficial owner and interests of controlled corporations	59.04%(L)	41.82%(L)
China Cinda Asset Management Corporation	A Shares	900,559,074 (L)	Beneficial owner	9.40%(L)	6.65%(L)
China Construction Bank Corporation	A Shares	709,773,136 (L)	Beneficial owner	7.41%(L)	5.25%(L)
China Development Bank	A Shares	554,940,780 (L)	Beneficial owner	5.79%(L)	4.10%(L)
Templeton Asset Management Ltd.	H Shares	479,874,475 (L)	Investment manager	12.17%(L)	3.55%(L)
Barclays PLC	H Shares	249,799,316 (L) 27,614,000 (S) *(Note 2)*	Interests of controlled corporations	6.33%(L) 0.70%(S)	1.85%(L) 0.20%(S)

0033

Name of substantial shareholders	Class of shares	Number of shares held	Capacity	Percentage in the relevant class of share capital	Percentage in total share capital
HSBC Holdings plc	H Shares	247,833,475 (L) 253,569,239 (S) *(Note 3)*	Interests of controlled corporations	6.28%(L) 6.42%(S)	1.83%(L) 1.87%(S)
JPMorgan Chase & Co	H Shares	240,191,029 (L) (including 79,464,900 (P)) 59,220,381 (S) *(Note 4)*	Beneficial owner, investment manager and custodian corporation/approved lending agent	6.09%(L) (including 2.01%(P)) 1.50%(S)	1.78%(L) (including 0.59%(P)) 0.44%(S)

(L) The letter "L" denotes a long position.

(S) The letter "S" denotes a short position.

(P) The letter "P" denotes interests in a lending pool.

Notes:

1. *These interests included a direct interest of 5,214,407,195 A Shares held by Chinalco, and an aggregate interests in 441,950,104 A Shares held by various controlled corporations which are subsidiaries of Chinalco, comprising 351,217,795 A Shares held by Baotou Aluminum (Group) Co., Ltd., 79,472,482 A Shares held by Lanzhou Aluminum Factory, 4,119,573 A Shares held by Guiyang Aluminum Magnesium Design and Research Institute and 7,140,254 A Shares held by Shanxi Aluminum Plant.*

2. *These interests were held directly by various corporations controlled by Barclays PLC.*

   Among the aggregate interests in the long position in H Shares, 360,000 H Shares were held by Barclays Global Investors (Deutschland) AG, 23,363,316 H Shares were held by Barclays Global Investors Ltd., 194,406,000 H Shares were held by Barclays Global Fund Advisors and 31,670,000 H Shares were held by Barclays Global Investors, N.A..

   The short position in H Shares was held directly by Barclays Global Investors, N.A..

3. *These interests were held directly by various corporations controlled by HSBC Holdings plc.*

   Among the aggregate interests in the long position in H Shares, 233,568,000 H Shares were held by The Hongkong and Shanghai Banking Corporation Limited, 13,521,725 H Shares were held by HSBC Financial Products (France) and 743,750 H Shares were held by Hang Seng Bank Trustee International Limited.

0034

Among the aggregate interests in the short position in H Shares, 253,568,739 H Shares were held by The Hongkong and Shanghai Banking Corporation Limited and 500 H Shares were held by HSBC Bank plc.

4. *These interests were held directly by various corporations controlled by JPMorgan Chase & Co..*

   The long position in H Shares included 86,256,129 H Shares held as beneficial owner, 74,470,000 H Shares held as investment manager and 79,464,900 H shares held as custodian corporation/approved lending agent. Among the aggregate interests in the long position in H Shares, 24,300,000 H Shares were held by JF Asset Management (Singapore) Limited, 12,055,000 H Shares were held by Bear, Stearns International Limited, 18,648,784 H Shares were held by J.P. Morgan Securities Ltd., 55,552,345 H Shares were held by J.P. Morgan Whitefriars Inc., 20,812,000 H Shares were held by China International Fund Management Ltd, 28,876,000 H Shares were held by JF Asset Management Limited, 482,000 H Shares were held by J.P. Morgan Investment Management Inc., 79,464,900 H Shares were held by JP Morgan Chase Bank, N.A..

   Among the aggregate long position in H Shares, 17,077,405 H Shares were held as derivatives.

   The short position in H Shares was held as beneficial owner. Among the aggregate interests in the short position in H Shares, 12,055,000 H Shares were held by Bear, Stearns International Limited, 10,396,000 H Shares were held by J.P. Morgan Structured Products B.V., 17,336,586 H Shares were held by J.P. Morgan Securities Ltd., 19,432,795 H Shares were held by J.P. Morgan Whitefriars Inc..

   Among the aggregate short position in H Shares, 28,128,795 H Shares were held as derivatives.

Save as disclosed above and so far as the Directors are aware, as at December 31, 2008, no other person had an interest or short position in the shares or underlying shares of the Company (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under section 336 of the SFO, or was otherwise a substantial shareholder of the Company.

5. Number of Shareholders and Their Shareholding

Unit: Number of Shareholders

Total number of shareholders at the end of the reporting period	697,960

6. Particulars of Shares Held by Top Ten Holders of A Shares Subject to Trading Moratorium and the Terms of the Trading Moratorium

Unit: Share

No.	Name of holders of A Shares subject to trading moratorium	Reason for trading moratorium	Number of A Shares subject to trading moratorium held	Expiry date of trading moratorium	Terms of trading moratorium
1	Chinalco	Issue A shares to exchange shares	5,214,407,195	January 4, 2011	No transfer within three years from April 30, 2007. The trading moratorium is extended to January 4, 2011 following the acquisition of Baotou Aluminum at the end of 2007.
2	Baotou Aluminum (Group) Co., Ltd.	Additional issue of A shares to acquire Baotou Aluminum by share exchange	351,217,795	January 4, 2011	No transfer within three years from January 4, 2008
3	Lanzhou Aluminum Factory	Issue A shares to exchange shares	79,472,482	January 4, 2011	No transfer within three years from April 30, 2007. The trading moratorium is extended to January 4, 2011 following the merger of Baotou Aluminum in the end of 2007.
4	Guiyang Aluminum Magnesium Design & Research Institute	Additional issue of A shares to acquire Baotou Aluminum by share exchange	4,119,573	January 4, 2011	No transfer within three years from January 4, 2008

7. Particulars of the top ten shareholders of tradable shares not subject to trading moratorium

1	HKSCC	3,930,409,761
2	China Cinda Asset Management Corporation	900,559,074
3	China Construction Bank Corporation	709,773,136
4	China Development Bank	554,940,780
5	Guangxi Investment (Group) Co., Ltd. ("Guangxi Investment")	111,878,102
6	Guizhou Provincial Materials Development and Investment Corporation	79,200,000
7	ICBC - Shanghai 50 ETF Securities Investment Fund	26,840,031
8	UBS AG	19,461,485
9	Bank of China — Harvest Shanghai and Shenzhen 300 Index Securities Investment Fund	12,969,536
10	CICC-Standard Chartered-Citigroup Global Markets Limited	10,414,891

Particulars of Share Capital Structure, Changes and Substantial Shareholders *(Continued)*

8. Summary of Controlling Shareholder

(1) Particulars of the Legal Person Controlling Shareholder

Name of the controlling shareholder:	Chinalco
Legal representative:	Xiong Weiping
Registered capital:	RMB15.432 billion
Date of incorporation:	February 21, 2001
Principal operating or managing activities:	mining and selection of bauxite; smelting, processing and trading of aluminum; mining and selection of rare & rare-earth metal mines; smelting, processing and trading of rare & rare-earth metals; mining, smelting, processing and trading of copper and other non-ferrous metals; related engineering and technical service.

(2) Diagram of the Direct Equity Interests and Controlling Relationship between the Company and Controlling Shareholder


Chinalco
38.56%
Aluminum Corporation of China Limited

Chairman's Statement


中国铝业
CHINALCO

Dear Shareholders,

I am pleased to present the annual report of the Group for the year ended December 31, 2008 for shareholders' review. On behalf of the Board of the Company and all employees, I would like to express my gratitude to all shareholders for their concern and support for the Company.

Product Market Reviews

The supply and demand as well as the price of aluminum are closely tied to changes in the global and PRC macro-economy. Changes in the global and PRC economic climate have a significant impact on the aluminum market.

0037

Primary Aluminum Market

During the year 2008, the international and domestic prices of primary aluminum were volatile. Prior to September, affected by various factors such as the U.S. subprime crisis, economic slowdown in western countries as well as power restriction and production cuts of primary aluminum in countries such as the PRC and South Africa, the highest price of spot aluminum at the London Metal Exchange (hereafter as "LME") reached US$3,260 per tonne as compared to the lowest price of US$2,370 per tonne. The highest and the lowest prices of spot aluminum on the Shanghai Futures Exchange (hereafter as "SHFE") were RMB21,600 per tonne and RMB18,040 per tonne respectively. Since October, the aluminum price experienced a consecutive sharp fall with the deepening and intensification of the international financial crisis. Prices of spot aluminum on the LME and SHFE hit a record low of US$1,471 per tonne and RMB10,050 per tonne, respectively. The average price of spot aluminum as quoted by LME in 2008 was US$2,573 per tonne, representing a decrease of 2.5% over the corresponding period last year, while that of SHFE was RMB17,345 per tonne, representing a decrease of 11.4% over the corresponding period last year.


Aluminum Prices*
US$/tonne
3500
3000
2500
2000
1500
1000
2008-1
2
3
4
5
6
7
8
9
10
11
12
2009-1
2
LME
SHFE

*Source: *CRU, Antaike, LME, SHFE*

In 2008, the global output of primary aluminum was approximately 39.96 million tonnes, representing an increase of 4.7% over the corresponding period last year. The global consumption of aluminum was approximately 38.13 million tonnes, representing an increase of 0.8% over the corresponding period last year. Since 2008, especially in the fourth quarter when international financial crisis posed a deepening impact on entities' economy, major aluminum consumption industries such as the real estate and automobile sectors have seen negative growth, followed by dampened global aluminum consumption and surge in stocks. In light of the sharp decline in aluminum prices and weakened consumption, both national and international aluminum manufacturers reduced production in succession. By the end of December 2008, the production capacity so reduced by global aluminum enterprises accounted for approximately 13.5% of the total production capacity around the world, while the reduction by PRC enterprises accounted for approximately 24.1% of the total production capacity of the PRC. In 2008, the domestic output of primary aluminum was approximately 13.18 million tonnes, representing an increase of 4.9% over the corresponding period last year and the domestic consumption of primary aluminum was approximately 12.50 million tonnes, representing an increase of 0.5% over the corresponding period last year.

Alumina Market

In 2008, international and domestic prices of spot alumina retreated gradually. The CIF PRC price for spot alumina in the international market went up to a maximum of approximately US$450 per tonne, while the alumina price bottomed at approximately US$200 per tonne due to outpaced expansion in alumina production capacity, depleted production of aluminum manufacturers and drastic decrease in demand. The highest and lowest prices of domestic spot alumina were RMB4,500 per tonne and RMB1,850 tonne respectively. At present, the price is approximately RMB1,900 per tonne.


Alumina Spot Prices*
US$/tonne
600
500
400
300
200
100
2008-1
2
3
4
5
6
7
8
9
10
11
12
2009-1
China
Import

*Source: CRU, Antaike, China Customs, Chalco

The global output of alumina for 2008 was approximately 79.18 million tonnes, representing a year-on-year increase of 6.2%; the consumption reached approximately 78.07 million tonnes, representing a year-on-year increase of 4.5%. In light of production cuts of aluminum, global alumina manufacturers have started to downsize production since the fourth quarter. By the end of December 2008, the production capacity of alumina so reduced by global and the domestic aluminum enterprises accounted for approximately 9.8% of the total global production capacity, while the reduction in the PRC accounted for 24.4% of the total domestic production capacity. In 2008, the domestic output of alumina products reached approximately 22.78 million tonnes, representing a year-on-year increase of 17.1%. The demand for alumina was approximately 26.70 million tonnes, representing a year-on-year increase of 2.7%. In 2008, alumina imported into the PRC amounted to approximately 4.58 million tonnes, representing a year-on-year decrease of 12.4%.

Business Review

In 2008, the disasters including snow storm and earthquake in the PRC caused substantial losses to the Group, international financial crisis, raw material price hikes and sharply decreasing commodity prices further posed unprecedented difficulties and challenges to the Group's production and operation. The Group adopted effective countermeasures that were scientific, strengthened its management, reduced energy consumption, tapped potentials, increased efficiency, controlled costs and expenses, stabilized supply, strengthened sales and constrained investment to enable a stable operation of the Group's production and business.

1. Stability in production. The Group proactively addressed challenges arising from natural disasters at home and financial crisis across the globe. Faced with serious natural disasters, the Group promptly kicked start emergency plans and completed post-disaster rehabilitation ahead of schedule. In response to rapidly deteriorating market conditions, the Group decisively adjusted its operating strategies by shifting to more flexible and profit-oriented production plans. In 2008, the production volume of alumina reached 9.02 million tonnes, representing a decrease of 5.8% over the corresponding period last year. The production volume of alumina chemicals was 1.04 million tonnes, representing an increase of 1.5% over the corresponding period last year. The production volume of primary aluminum amounted to 3.25 million tonnes, representing an increase of 16.1% over the corresponding period last year. The production volume of aluminum fabrication products was 353,000 tonnes, representing an increase of 341.3% over the corresponding period last year.

2. Strengthening financial management and controlling costs and expenses to secure stable cash flow. Making use of low-cost financing method to optimize debt structures. On financial management, the Group timely built resilience against risk via more in-depth economic breakdown as well as improved budget and cash flow alert system. At the same time, the Group worked hard to cut materials and energy consumption, stringently controlled costs and expenses, constrained expenditure and reinforced stock management.

   On May 22, 2008, the Company obtained approval from the National Association of Financial Market Institutional Investors to issue medium-term notes with a total principal sum of up to RMB10 billion in the PRC, to be issued by tranches. It was valid until May 20, 2010. In June 2008, the Company issued the 2008 first tranche of medium-term notes in the principal amount of RMB5 billion at par with face value of RMB100 for nominal value of RMB100 per unit, bearing an annual interest rate of 5.30% with a maturity period of three years. In October 2008, the Company successfully issued the second tranche of medium-term notes for 2008 in the principal amount of RMB5 billion at par with face value of RMB100 for nominal value of RMB100 per unit, bearing an annual interest rate of 4.58% with a maturity period of five years. The net proceeds aforementioned are to be principally used to supplement working capital and to refinance bank borrowings of the Group.

In February and July 2008, the Company successfully issued short-term bonds with total principal amounts of RMB2 billion and RMB3 billion at par, respectively, in the PRC with a face value of RMB100 each, bearing coupon interest rates of 4.99% and 4.83% respectively, with a maturity period of 1 year.

3. Optimising industry chain to enhance risk resistance. Acquisitions of five aluminum fabrication enterprises and one aluminum enterprise had been completed. On May 12, 2008, the Company submitted a bid for the acquisition of 100% of the equity interests in Longxing Aluminum, 100% of the equity interests in Chalco Southwest Aluminum Cold Rolling, 84.02% of the equity interests in Henan Aluminum, 75% of the equity interests in Chalco Ruimin, 60% of the equity interests in Chalco Southwest Aluminum and 56.86% of the equity interests in Huaxi Aluminum from Chinalco and China Nonferrous Metals Processing Technology Co., Ltd. ("China Nonferrous Metals Technology"). The equity interests of the above companies were listed on China Beijing Equity Exchange for bidding at a consideration of RMB4,175 million. The three parties entered into a transfer agreement on May 21, 2008 and completed all transfer procedures May 30, 2008. The acquisition of aluminum fabrication assets enabled the Company to further optimize its industry chain, avert industry cycle risks and improve overall competitiveness. The acquisition of aluminum assets also reduced connected transactions and competitions between the Company and its controlling shareholder.

4. Further promoting overseas projects. On May 9, 2008, Chalco (Hong Kong) Limited, a subsidiary of the Company, entered into a Joint Venture Arrangement with Malaysia Mining Company (MMC) and Saudi Arabian Binladin Group (SBG). Under the Joint Venture Arrangement, the joint venture company will develop and operate a primary aluminum plant with an annual capacity of approximately one million tonnes and a self-owned power plant with an estimated construction scale of about 1,860MW per annual in Jazan Economic City of Saudi Arabia. The primary aluminum plant will be constructed in three phases. The total investment of the project is estimated to be approximately US$4.5 billion. The Company proposed to hold 40% equity interests, being the largest shareholder in the project. Currently, a feasibility study is being prepared.

In 2007, the Company entered into the Aurukun project development agreement with the Queensland government of Australia and the land lease agreement with the aborigines, thus completing relevant legal documentation in respect of the Aurukun project. The Company obtained the mining right development license from the Queensland government for the Aurukun bauxite resources. Currently, a feasibility research report is being prepared.

5. Further reinforcing resource protection. The Group spared no effort in accelerating the pace of mine construction, strengthening ore procurement and production and improving safety and reliability of ore supply and comprehensive utilization of resources. In 2008, contribution of self-mining mines increased by approximately 11 percentage points as compared to the corresponding period last year. Furthermore, the Group acquired the mining rights of 20 bauxite mines with a bauxite reserve of 120 million tonnes, which increased the self-mining capacity of bauxite by 3.46 million tonnes.

6. Advancing energy saving and emission reduction. The Group set development goals and assurance policies for recycling and conservation of resources, aspiring to transform itself into a resource-efficient enterprise. The Group speeded up the renovation of integrated energy-saving technology by means of new production techniques and technologies, mainly by streamlining its production workflow and perfecting its product structure. In 2008, the Group saved energy equivalent to 612,000 tonnes of standard coal. It has fundamentally realized zero sewage drainage by investing an amount of RMB490 million in 13 sewage treatment projects.

7. Proactively scaling new heights in technology. The Group made significant progress in the research and development and commercialization of technological applications with breakthroughs in several key technologies. Leveraging its novel technologies for ore processing at bauxite mines, efficiency-based and energy-saving production of alumina and newly structured aluminum smelting, the Group is set to alleviate shortage of resources and energy. The successful development of "3-dimensional refinements" will boost the strength of electric current, production volume and life span of equipment whilst reducing energy consumption. Promotion and application of new know-how in aluminum production have significantly enhanced production volume and quality, reduced cost, sparked efficiency, saved energy and reduced emission.

8. Further refining baseline management. In the areas of production and operation, the Group refined its production arrangement and implemented cost reduction indicators in every process along the workflow. Emergency plans have been laid down and potentials have been exploited to seek steady production.

   As for sales management, the Group improved production to sales ratio by tracking and analyzing market dynamics, optimizing resources for supplies and sales whilst improving customer relations.

   In terms of investment management, the Group compressed projects under construction and implemented management by classification, thereby exercising greater control on workflows, clarifying investment accountability and controlling investment risks.

9. Fulfilling corporate social responsibility. The Group has efficiently operated a healthy and safe environmental management system and facilitated the economic and social development of places where the enterprises of the Group were located. In the wake of snow storm and earthquake, the Group took positive initiatives to take part in emergency and disaster relief and donated a large amount of money and mechanical equipment to the stricken areas. In addition, large machineries, transportation vehicles and rescue teams were sent.

10. Gradually extending corporate culture to lower levels. A corporate culture is taking shape in the core values of accountability, creditability and excellence.

Financial Results

The revenue of the Group for the year 2008 amounted to RMB76.726 billion, representing a year-on-year decrease of 9.94%. The profit attributable to the equity holders of the Company was RMB9.2 million, representing a year-on-year decrease of 99.91%. Earnings per share for profit attributable to the equity holders of the Company was RMB0.00068, representing a year-on-year decrease of 99.92%.

Dividends

The Company had declared and paid an interim dividend of RMB0.052 per share (tax inclusive) for the period up to June 30, 2008, totalling RMB0.703 billion. The Board did not recommend the payment of a final dividend for the period up to December 31, 2008. Details of the dividend distributed in the last three years are as follows:

	Year 2008	Year 2007	Year 2006
Total dividend that should be paid in the year *(RMB billion)*	**0.703**	2.650	3.672
Ratio to profit attributable to equity holders of the Company *(%)*	**7,641.30**	24.64	30.33

Business Prospect

In light of the slackening global economic growth, significant decline in demand for aluminum and plummeting aluminum prices, the Group's operation and production will face enormous difficulties and challenges in 2009.

In 2009, the Group will, firmly in line with its corporate strategy, push forward with: cost reduction, efficiency advancement, structure adjustment, resource acquisition and technology innovations. Key tasks are as follows:

1. Strengthen the production structure, promote flexibility in production in accordance with the principles for maximizing efficiency, ensure stability in production and operation. Further develop the overall advantage of the product chain, and to achieve cost reduction from collaboration among the product chain.

2. Strengthen the capability in financial controls, strengthen budget controls and centralization of capital management in all directions, optimization on the debt structure, lower financial costs and costs of capital, and maintain sufficient cash reserve.

3. Press ahead with the Group's resource strategy so as to increase the capability to acquire resources.

4. Combine centralized procurement with flexible procurement to reduce inventory and procurement cost.

5. Optimize sales and marketing strategies, further utilize the advantage of centralized management of sales and marketing, ensure market share, improve liquidity and strike a production-sale balance.

6. Reduce investment scale and improve investment structure.

7. Bring the Group's technological strategies into full play. With the theme of lowering costs and increasing efficiency, reduce energy consumption and emission and maintain technical reserves. With achieving maximum economies of scale as a priority, speed up research and development on technological projects and propel the industrialization of technologies endeavors. At the same time, to selectively develop scientific technology and applied basic research, to ensure the Company's continuing development.

8. Further strengthen the development of the internal control system, perfect the internal supervision system.

9. Adopt a strategy of placing importance on talents, increase the skills and overall standard of all staff.

In 2009, we will do our utmost to achieve our goals as a return to our shareholders.

Luo Jianchuan
Executive Director

Beijing, the PRC
March 27, 2009

Note: Please note that Mr. Luo Jianchuan, Executive Director of the Company, is authorized by the Board of the Company to sign the Chairman Statement and Report of the Directors as Mr. Xiao Yaqing, the Chairman of the Company, has resigned as the Chairman of the Company on March 27, 2009.

0048

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following management's discussion and analysis should be read in conjunction with the financial statements together with the accompanying notes included elsewhere in this annual report.

Business Segments

The Group is engaged principally in alumina refining, primary aluminum smelting and aluminum fabrication. We organize and manage our operations according to the following business segments:

Alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's primary aluminum smelters and externally to customers outside the Group. This segment also includes the production and sales of chemical alumina (including alumina hydrate and alumina chemicals) and gallium.

Primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum and sell them to the group's internal aluminum fabrication plants and external customers. This segment also includes the production and sales of carbon products and aluminum alloy products.

Aluminum fabrication segment, which consists of purchasing primary aluminum, other raw materials, supplemental materials and electricity power, and further processing primary aluminum for the production and sales of seven main aluminum fabricated products, including casts, planks, screens, extrusions, forges, powder and die castings.

Other activities include research and development activities relating to aluminum business of the headquarters and other operations of the Group.

The Group acquired equity interest in Longxing Aluminum, Chalco Southwest Aluminum Cold Rolling, Henan Aluminum, Chalco Ruimin, Chalco Southwest Aluminum and Huaxi Aluminum on May 30, 2008. After the acquisition, the business and assets of the group experienced substantial changes. According to the business nature of aluminum fabrication and requirements on segment reporting under HKFRS, the Group disclosed the segment of aluminum fabrication separately in 2008, and corresponding amounts in 2007 were reclassified accordingly.

Results of Operations

The Group's profit attributable to equity holders of the Company in 2008 was RMB9.2 million, representing a large decrease over RMB10,753 million for the corresponding period last year. This was mainly attributable to the facts: the Group suffered significant losses due to snow storm and earthquake in China at the beginning of 2008; the Group's production and operation encountered unprecedented hardships and challenges including international financial crisis, the sharp rise in raw material and fuel prices and the continued slump in product prices.

Revenue

Revenue of the Group in 2008 was RMB76,726 million, representing a decrease of RMB8,473 million or 9.94% from RMB85,199 million for the corresponding period last year, which was mainly attributable to the decrease in product price. (For details please refer to "Discussion of Segment Operations" below)

Cost of Sales

The Group's total cost of sales increased by RMB5,138 million or 7.91% from RMB64,936 million for the corresponding period last year to RMB70,074 million in 2008. Such increase mainly attributed to the year-on-year increase in cost resulting from the surging prices of raw and ancillary materials and influence of the snow storm and earthquake disasters. Meanwhile, the Group adopted effective measures and implemented flexible production plans, which mitigated the adverse impact arising from cost hikes to a certain extent.

Currently, the Company adopted proactive measures to reduce the procurement cost of raw materials and fuels and ore. At the same time, the Company adopted different means to trim down expenses and the cost of staff. Apart form these, greater efforts were put on scientific research and development by the Company, aspiring to reduce consumption and create benefits by technology.

Selling and Distribution Expenses, General and Administrative Expenses

The Group's selling and distribution expenses increased by RMB206 million or 15.19% from RMB1,356 million for the corresponding period last year to RMB1,562 million in 2008. This was primarily attributable to an increase of RMB181 million in transportation and loading expenses and an increase of RMB23 million in packaging expenses, storage fees and port expenses.

The Group's general and administrative expenses increased by RMB420 million or 13.81% from RMB3,042 million for the corresponding period last year to RMB3,462 million in 2008, which is mainly due to the devaluation of inventory in accordance with changes in market condition, representing an increase of provision for inventory obsolescence of RMB891 million. Excluding the impact of this factor, the Group's general and administrative expenses decreased by approximately RMB471 million over the corresponding period last year.

On December 31, 2008, the Group conducted an impairment test on all of its inventories, which took into consideration the offset between sales by internal alumina enterprises of the Group and production by internal aluminum smelters of the Group as a whole, adding considerations of the financial budget and with reference to inventory turnover, purpose of inventories and post balance sheet events to arrive at provisions for inventory impairment for 2008 in accordance with accounting standards. Subsequent to a thorough testing, the provisions for inventory impairment of the Group in 2008 amounted to RMB916 million. The loss arising from such impairment classified under administrative expenses increased by RMB891 million over the corresponding period last year. In 2008, other assets have not recorded material impairment loss upon evaluation.

Measurement of Fair Value

The Group formulated procedures for recognition, measurement and disclosure of fair value in strict compliance with requirements on fair value under the accounting principles, and undertook responsibility for the truthfulness of the measurement and disclosure of fair value. Currently, the financial assets available for sale and financial assets and liabilities at fair value through profit or loss (including derivative instruments) were measured at fair value.

The Group uses the majority of its futures and options contracts traded on the Shanghai Futures Exchange and the London Metal Exchange to hedge against fluctuations in primary aluminum price.

As of December 31, 2008, the primary aluminum future contracts held by the Group measured at fair value and accounted for as financial assets held for trading amounted to RMB58 million, increased by RMB50 million from RMB8 million at the end of 2007, which were accounted for as gains from changes in fair value.

As of December 31, 2008, the options contract for primary aluminum held by the Group measured at fair value and accounted for as financial liabilities held for trading amounted to approximately RMB114 million. Net loss from changes in fair value of options contracts accounted for in the profit or loss for the period amounted to approximately RMB72 million.

Realized gains from the above futures and options contracts in 2008 amounted to RMB289 million, representing an increase of RMB197 million as compared with RMB92 million for the corresponding period last year.

Owing to the above factors, operating profit of the Group decreased significantly from RMB15,794 million for the corresponding period last year to RMB1,823 million in 2008.

Finance Costs, Net

The Group's finance costs, net increased by RMB670 million or 64.42% from RMB1,040 million for the corresponding period last year to RMB1,710 million in 2008. This is primarily attributable to the increase of bank loan, issuance of corporate bond and increase of interest rate which increased interest expenses by RMB639 million over the corresponding period. At the same time, there was an increase of RMB26 million in exchange loss over the corresponding period last year due to changes in foreign exchange rate.

Income Tax

The Group's income tax expense decreased from RMB2,869 million for the corresponding period last year to a tax benefit of RMB34 million in 2008, representing a decrease of RMB2,903 million. Such decrease was mainly due to the significant decrease in profit of the Group which led to a decrease of income tax expense by RMB3,675 million as compared with the corresponding period last year. Other items, including a decrease in tax credit arising from investments in locally manufactured equipment, led to an increase in income tax expense by RMB772 million as compared with the corresponding period last year.

Discussion of Segment Operations

Alumina Segment

Segment Revenue

The Group's revenue from products in the alumina segment of was RMB30,942 million in 2008, representing an decrease of RMB4,188 million or 11.92% from RMB35,130 million for the corresponding period last year.

The revenue from external trading for the alumina segment decreased by RMB4,924 million or 25.34% from RMB19,435 million for the corresponding period last year to RMB14,511 million in 2008.

The inter-segment revenue for the alumina segment slightly increased by RMB736 million from RMB15,695 million for the corresponding period last year to RMB16,431 million in 2008.

External sales volume of alumina of the Group decreased by 1,280,700 tonnes from 5,545,100 tonnes (including sales volume from trading of 1,270,000 tonnes) for the corresponding period last year to 4,264,400 tonnes (including sales volume from trading of 1,134,800 tonnes) in 2008. The decrease was primarily due to the Group's increased self-consumption and the cutbacks and limitation of production. The decreased external sales volume of alumina resulted in a decrease of RMB3,737 million in revenue.

0052

The Group's external average selling price of alumina amounted to RMB2,710 per tonne (exclusive of value-added tax here and below), representing a decrease of RMB208 per tonne or 7.13% from RMB2,918 per tonne for the corresponding period last year. The decrease in external average selling price resulted in a decrease of RMB887 million in revenue.

Segment Results

As a result of the foregoing reasons, the Group's profit in the alumina segment decreased by RMB6,309 million or 79.95% from RMB7,891 million for the corresponding period last year to RMB1,582 million in 2008.

Primary Aluminum Segment

Segment Revenue

The Group's sales revenue from products in the primary aluminum segment decreased by RMB2,590 million or 4.78% from RMB54,177 million for the corresponding period last year to RMB51,587 million in 2008. Such decrease was mainly attributable to the substantial decrease in selling prices caused by international financial crisis. In addition, due to snow storm in the beginning of the year, and shortage in electrical power supply, the production and sales volume was affected.

The revenue from external trading in the the primary aluminum segment decreased by RMB3,406 million or 6.57% from RMB51,835 million for the corresponding period last year to RMB48,429 million in 2008.

The internal revenue in the primary aluminum segment increased by RMB817 million or 34.88% from RMB2,342 million for the corresponding period last year to RMB3,159 million.

The external sales volume of aluminum increased by 129,200 tonnes from 2,972,100 tonnes for the corresponding period last year to 3,101,300 tonnes in 2008, mainly due to the changes in the scope for consolidation to the 2008 financial statements which had led to increased sales volume. Such increase in sales volume of aluminum resulted in an increase of RMB2,158 million in revenue. Excluding this impact, affected by the decreased demand of aluminum sales market, limitation and shutdown of production, the sales revenue of aluminum decreased slightly over the corresponding period last year.

Affected by the market price of primary aluminum in 2008, the Group's average external selling price of primary aluminum was RMB14,742 per tonne, representing a decrease of RMB1,964 per tonne or 11.76% from RMB16,706 per tonne for the corresponding period last year. The decreased external selling price resulted in a decrease of RMB6,091 million in revenue.

Segment Results

The Group's segment results in the primary aluminum segment amounted to RMB484 million in 2008, representing a decrease of RMB7,326 million or 93.80% from RMB7,810 million for the corresponding period last year.

Aluminum Fabrication Segment

Segment Revenue

The Group's sales revenue from products in the aluminum fabrication segment amounted to RMB10,900 million in 2008.

Segment Results

The Group's total segment results in the aluminum fabrication segment recorded a loss of RMB314 million in 2008, primarily attributable to the decrease in consumption of aluminum fabrication products and insufficient orders due to the international financial crisis.

Structure of Assets and Liabilities

Current Assets and Liabilities

As of December 31, 2008, the Group's current assets amounted to RMB42,487 million, representing an increase of RMB12,212 million over RMB30,275 million as at the end of 2007.

As of December 31, 2008, the Group's bank balances and cash amounted to RMB16,296 million, representing an increase of RMB7,241 million as compared with RMB9,055 million as at the end of 2007.

As of December 31, 2008, the Group's net inventories amounted to RMB19,876 million, representing an increase of RMB4,506 million as compared with RMB15,370 million as at the end of 2007, primarily due to the increase in reserved inventories and goods inventories.


Major Sources of Revenue
2007
47%
53%
2008
33%
55%
12%
Alumina
Primary aluminum
Aluminum Fabrication

Note: Operating Profit = turnover — operating cost — expenses during the period
Operating profit margin = operating profit/operating revenue

Note: Following the Group's acquisitions of aluminum fabrication plants in May 30, 2008, the Group has expanded its business segments from two major segments in 2007 comprising alumina and primary aluminum to three major segments in 2008 comprising alumina, primary aluminum and aluminum fabrication from the respect of operations.

0054

As of December 31, 2008, the Group's current liabilities amounted to RMB38,451 million, representing an increase of RMB14,909 million as compared with RMB23,542 million as at the end of 2007. Among which, short-term borrowings (including long-term borrowings which fall due within one year) and short-term bonds increased by RMB10,943 million while other payables and accrued expenses increased by RMB3,990 million.

As of December 31, 2008, the current ratio of the Group was 1.10, representing a decrease of 0.19 as compared with 1.29 as at the end of 2007. The quick ratio was 0.59, representing a decrease of 0.04 as compared with 0.63 as at the end of 2007.

Non-current Liabilities

As of December 31, 2008, the Group's non-current liabilities amounted to RMB36,880 million, representing an increase of RMB19,067 million as compared with RMB17,813 million as at the end of 2007. Out of that amount, long-term borrowings (excluding the portion due within one year) increased by RMB8,690 million; bonds payable increased by RMB9,983 million, mainly attributable to the medium-term notes of RMB5,000 million seperately issued by the Group in June and October 2008 primarily to supplement the Group's working capital and to refinance bank borrowings.

As of December 31, 2008, the debt to asset ratio of the Group was 55.58%, representing an increase of 16.51 percentage points as compared with 39.07% as at the end of 2007.

Capital Expenditures, Capital Commitments and Investments Undertakings

The Group's capital expenditures for projects in 2008 amounted to RMB19,708 million, which consisted mainly of the investments in Phase III of the Guangxi alumina project, the self-owned power plant project of Hewan Power, the expansion and environment control works of the Guizhou alumina project, the Chongqing 800,000-tonne alumina project, environmental protection, energy-saving and renovation for aluminum project of Zunyi Aluminum, the 800,000-tonne alumina project in Zunyi and renovation project of aluminum smelting ports of Baotou Aluminum, etc. As of December 31, 2008, the Group's project capital commitment amounted to RMB40,409 million, of which those contracted but not provided for amounted to RMB10,278 million and those authorized but not contracted for amounted to RMB30,131 million.

As of December 31, 2008, the Group's external investment commitment amounted to RMB395 million, mainly for the joint investment in the Zunyi Alumina Project. The Group's investments in new construction and renovation projects as well as external acquisitions have constantly improved its capacity and output of alumina and primary aluminum.

Cash and Cash Equivalents

Cash and cash equivalents of the Group as of December 31, 2008 amounted to RMB15,982 million, including foreign currency deposits denominated in Hong Kong dollars, US dollars, Euro and Australian dollars which were respectively translated to RMB as 46 million, 191 million, 10 million and 218 million.

Cash Flow from Operating Activities

Net cash from operating activities substantially decreased by RMB8,199 million or 76.96% from RMB10,653 million for the corresponding period last year to RMB2,454 million in 2008. Such decrease was primarily due to the decrease in the Company's earnings.

Cash Flows from Investing Activities

Net cash outflow from investing activities significantly increased by RMB13,641 million from RMB8,563 million for the corresponding period last year to RMB22,204 million in 2008. Such increase was mainly attributable to the increased capital expenditures of the Group and the acquisition of five aluminum fabrication enterprises and one aluminum enterprise.

Cash Flows from Financing Activities

Net cash inflows from financing activities amounted to RMB26,937 million in 2008, representing an increased inflow by RMB30,891 million from the net outflow of RMB3,954 million for the corresponding period last year. Among which, the increase in bank borrowings of the Group in 2008 led to a year-on-year increase of RMB20,139 million in cash inflow. The issue of medium-term notes and short-term bonds led to a year-on-year increase of RMB9,984 million in cash inflow.

Non-recurring Items (according to the PRC Accounting Standards for Business Enterprises (2006))

The gains from non-recurring items of the Group in 2008 amounted to RMB143 million, comprising loss of non-current asset disposal of RMB59 million, subsidy income of RMB97 million, investment loss from financial assets and libilities held for trading of RMB21 million, investment gain from disposal of financial assets and libilities held for trading of RMB289 million as well as gain from external entrusted loans of RMB2 million, net loss of other non-operating income/expenses of RMB174 million, reversal of impairment of accounts receivable for separate impairment tests of RMB43 million, income tax expense on the aforementioned non-recurring items of RMB53 million and the net profit attributable to the subsidiaries acquired from business combination under common control from the beginning of the period to the date of consolidation of RMB19 million.

Report of the Directors

The Board submits the Directors' report together with the audited financial statements for the year ended December 31, 2008.

Principal Activities

The Group is the largest producer of alumina, primary aluminum and aluminum fabrication products in the PRC. It is primarily engaged in the production and sales of alumina, primary aluminum and aluminum fabricated products and related research activities.

Financial Summary

The results of the Group for the year ended December 31, 2008 are set out in the consolidated income statement on pages 110 to 111. A five-year financial summary of the Group is set out on pages 8 to 10.

Dividend

The Company had declared and paid an interim dividend of RMB0.052 per share (tax inclusive) for the period up to 30 June 2008, totalling RMB0.703 billion. The Board did not recommend the payment of a final dividend for the period up to 31 December 2008.The dividends for the last 3 years are as follows:

	Year 2008	Year 2007	Year 2006
Total dividend that should be paid in the year *(RMB billion)*	0.703	2.650	3.672
Ratio to profit attributable to equity holders of the Company *(%)*	7,641.30	24.64	30.33

Share Capital

Details of the share capital of the Company are set out in Note 18 to the consolidated financial statements.



Reserves

Movements in the reserves of the Group and of the Company during the year are set out in the consolidated statement of changes in shareholders' equity on pages 112 to 113 and Note 18 to the consolidated financial statements.

Property, Plant and Equipment

Details of the movements in property, plant and equipment of the Group and of the Company are set out in Note 7 to the consolidated financial statements.

Distributable Reserves

Pursuant to Article 184 of the Company's Articles of Association, where the financial statements prepared in accordance with PRC accounting standards differ from those prepared under accounting principles generally accepted in Hong Kong, distributable reserves for the relevant accounting period shall be deemed to be the lesser of the amounts shown in the two different financial statements. Distributable reserves of the Company (before the 2008 final dividends) as of December 31, 2008, calculated based on the above principle, amounted to approximately RMB22,488 million.

Use of Proceeds

During the reporting period, the Company did not raise any proceeds or had proceeds brought forward from previous periods.

Use of funds not derived from raising of proceeds

During the reporting period, investment projects not funded by proceeds raised:

(1) Phase III of Guangxi alumina project. The total investment in the project was RMB4.43 billion. By the end of 2008, the total amount invested by the Company was RMB3.94billion. The project was completed and put into production in July 2008, with a production capacity of 880,000 tonnes of alumina.

(2) Chongqing alumina project. The proposed investment in the construction of the project was RMB4.97 billion. As at the end of 2008, the total amount invested by the Company was RMB2.47 billion. The project is expected to be completed by 2010, with a production capacity of 800,000 tonnes of alumina.

(3) Zunyi alumina project. The proposed investment in the construction of the project was RMB4.41 billion. By the end of 2008, the Company had made an investment of RMB2.23 billion. The project is expected to be completed by 2010, with a production capacity of 800,000 tonnes of alumina.

(4) Southwest aluminum cold rolling project. The proposed investment in the construction of the project was RMB1.64 billion. By the end of 2008, the Company had made an investment of RMB1.05 billion. The project is expected to be completed by 2010, with a production capacity of 250,000 tonnes of aluminum fabrication.

(5) Chalco Ruimin high precision aluminium strip and sheet project. The proposed investment in the construction of the project was RMB2.87 billion. By the end of 2008, the Company had made an investment of RMB700 million. The project is expected to be completed by 2010, with a production capacity of 250,000 tonnes of aluminum fabrication.

(6) Zunyi Aluminum aluminum project. The proposed investment in the construction of the project was RMB1.51 billion. By the end of 2008, the Company had made an investment of RMB1.24 billion. The project was basically completed in August 2008, with a production capacity of 125,000 tonnes of aluminum.

(7) Baotou Aluminum aluminum environment treatment and production capacity replacement project. The proposed investment in the construction of the project was RMB1.59 billion. By the end of 2008, the Company had made an investment of RMB1.5 billion. The project was completed at the end of 2008, with a production capacity of 150,000 tonnes of aluminum.

(8) Fushun Aluminum aluminum renovation project. The proposed investment in the construction of the project was RMB2.52 billion. By the end of 2008, the Company had made an investment of RMB1.180 billion. The project was partly completed at the end of 2008, with a production capacity of 100,000 tonnes of aluminum.

Designated Deposits and Overdue Time Deposits

As of December 31, 2008, the Group had no designated deposits with any financial institution in the PRC, nor had it failed to collect any time deposits upon maturity during the year (2007: Nil).

Pre-emptive Rights

Under the Articles of Association of the Company and the laws of the PRC, no pre-emptive rights exist that require the Company to offer new shares to its existing shareholders in proportion to their shareholdings.

Donations

Donations made by the Group during the year amounted to approximately RMB26.69 million (2007: approximately RMB27.30 million).

Litigation and Contingent Liabilities

(a) Litigation

As of December 31, 2008, Fushun Aluminum, a subsidiary of the Company was sued as jointly liable with a third party who was sued by its lending banks. The banks had demanded the repayment of a bank loans in the sum of approximately RMB171 million. Fushun Aluminum was acquired by the Company from a third party in 2006.

The Directors, after obtaining independent legal advice, are of the opinion that as the acquisition was conducted on fair principle and the consideration was set close to the value of the assets acquired, no contingency provision for such claims is necessary as of December 31, 2008.

(b) Contingent Liabilities

As of December 31, 2008, the Group had no significant contingent liabilities.

Directors, Supervisors and Senior Management

The Directors and Supervisors during the year were as follows:

Executive Directors

Xiao Yaqing#	appointed on May 18, 2007 (re-appointed)
Luo Jianchuan	appointed on May 18, 2007 (re-appointed)
Chen Jihua	appointed on May 18, 2007 (re-appointed)
Liu Xiangmin	appointed on May 18, 2007 (re-appointed)

Non-executive Director

Shi Chungui	appointed on May 18, 2007 (re-appointed)

Independent non-executive Directors

Kang Yi	appointed on May 18, 2007 (re-appointed)
Zhang Zuoyuan	appointed on May 18, 2007 (re-appointed)
Wang Mengkui	appointed on May 9, 2008
Zhu Demiao	appointed on May 9, 2008
Poon Yiu Kin, Samuel	resigned on May 9, 2008

Supervisors

Ao Hong	appointed on May 18, 2007 (re-appointed)
Yuan Li	appointed on May 18, 2007 (re-appointed)
Zhang Zhankui	appointed on May 18, 2007 (re-appointed)

\# *Resigned from the position of Chairman of the Company on March 27, 2009 with immediate effect and resigned from the positions of CEO, executive Director and Chairman of the Nomination Committee which will take effect upon the conclusion of the 2008 annual general meeting of the Company to be held on May 26 2009.*

Brief biographical details of Directors, Supervisors and Senior Management are set out on pages 15 to 20.

Mr. Poon Yiu Kin, an independent non-executive Director, resigned on March 17, 2008, which took effect upon the conclusion of the Annual General Meeting on May 9, 2008. Upon nomination by the Nomination Committee of the third session of the Board of the Company and approval at the fourth meeting of the third session of the Board of the Company, Mr. Wang Mengkui and Mr. Zhu Demiao, as independent non-executive director candidates of the third session of the Board, were elected as directors of the Company at the 2007 Annual General Meeting held on May 9, 2008.

Mr. Xiao Yaqing, the chairman of the Board, resigned from the post of Chairman of the Company on March 27, 2009 with immediate effect. He also resigned as an executive director, Chief Executive Officer, member and Chairman of the Nomination Committee of the Board of the Company on March 27, 2009, which will take effect upon the election of a new director at the 2008 annual general meeting of the Company to be held on May 26, 2009. Upon nomination by Chinalco and recommendation by the Nomination Committee of the third session of the Board, Mr. Xiong Weiping, was nominated by the third session of the Board of the Company as an executive director candidate, subject to approval at the 2008 annual general meeting of the Company to be held on May 26, 2009.

Directors' and Supervisors' Service Contracts and Remuneration

Pursuant to Articles 104 and 145 of Articles of Association of the Company, the term of office for all Directors and Supervisors, who can be re-appointed by election upon expiration of their respective tenures, is three years. Each of the Directors and Supervisors has entered into a service contract with the Company for a term of three years. No Director or Supervisor has entered into a service contract with the Company which is not terminable by the employer within one year without payment of compensation (other than statutory compensation). Details of the Directors' and Supervisors' remuneration and the five highest paid individuals in the Company are set out in Note 27 to the consolidated financial statements contained in this report. There were no arrangements under which a Director or Supervisor of the Company had waived or agreed to waive any remuneration in respect of the year ended December 31, 2008.

Interests of Directors, Chief Executive and Supervisors in Shares of the Company or its associated corporations

During the year ended December 31, 2008, none of the Directors or chief executive or supervisors or their respective associates had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of the SFO) which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.



During the year ended December 31, 2008, none of the Directors, chief executive, supervisors, senior management, their spouses or children under the age of 18 was given the right to acquire shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of the SFO).

Interests of Directors and Supervisors in Contracts

During the year ended December 31, 2008, none of the Directors or Supervisors had any material interest, directly or indirectly, in any contract of significance the Company or any of its subsidiaries was a party.

Daily Management by the Board

The daily management of the Board in 2008 is set out on pages 71 to 78.

Employees, Pension Plans and Welfare Fund

The Group had 107,887 employees as of December 31, 2008. The remuneration package of the employees includes salary, bonuses and allowances. Employees also receive benefits including medical care, housing subsidies, child care and education, retirement pension and other benefits.

In accordance with applicable PRC regulations, the Group is currently participating in pension contribution plans organized by the relevant provincial and municipal governments, under which each of the Group's plants is required to contribute to an amount of the pension fund equivalent to a specific percentage of the sum of its employees' salaries, bonuses and various allowances. The amount of contribution as a percentage of the employees' salary, which depends in part on the location of the plant and the average age of the employees, varies from plant to plant. The contribution of each plant accounted for approximately 20% of employees' salary. The Group had not paid retirement benefits to its employees for the year ended December 31, 2008.

Repurchase, Sale or Redemption of the Company'S Shares

The Company did not redeem any of its shares during 2008. Neither the Company nor any of its subsidiaries purchased or sold any of its shares during 2008.

The following resolutions were passed at the Board meeting held on October 29, 2008, the 2008 Third Extraordinary General Meeting, 2008 First Class Meeting of the Holders of A Shares and 2008 First Class Meeting of the Holders of H Shares held on December 29, 2008: to grant to the Board a general mandate to repurchase the H shares of the Company (including but not limited to authorising the Board to decide on the time, quantity and price of the repurchase, to set up overseas stock accounts and to process the respective foreign exchange registration procedures, to inform creditors and to make announcement, to attend to filing with the China Securities Regulatory Commission, to cancel the repurchased shares, to amend the Company's articles of association and to process the respective registration and to execute and to deal with other documents and matters in relation to the repurchase of shares) not exceeding 10% of the aggregate nominal value of H Shares in issue as at the date of the resolution passed in the general meetings. The mandate is valid from the date of passing of the resolution in the general meeting to the conclusion of the Annual General Meeting of the Company to be held in 2009.

Management Contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

Major Customers and Suppliers

The largest customer and the five largest customers of alumina of the Group accounted for 3.36% and 12.75%, respectively, of the Group's total sales of alumina for the year ended December 31, 2008. All of these major customers were domestic aluminum smelters.

The largest customer and the five largest customers of primary aluminum of the Group's primary aluminum accounted for 3.02% and 8.85%, respectively, of the Group's total sales of primary aluminum for the year ended December 31, 2008.

The amount of raw materials (including bauxite) provided by the largest supplier and the five largest suppliers of the Group in the alumina segment accounted for 5.14% and 10.70%, respectively, of the Group's total cost of raw materials for the alumina segment.

The amount of raw materials provided by the largest supplier and the five largest suppliers of the Group in the primary aluminum segment accounted for 4.69% and 15.58%, respectively, of the Group's total cost of raw materials for the primary aluminum segment.

None of the Company's Directors or their respective associates (as defined in the Hong Kong Listing Rules) or the existing shareholders, which, to the knowledge of the Directors of the Company, holding more than 5% of the Company's issued share capital, had any interests in the Group's five largest customers or suppliers of the alumina or the primary aluminum at any time during 2008.

Code on Corporate Governance Practices

During the year ended December 31, 2008, the Company was in compliance with the principles and code provisions of the "Code on Corporate Governance Practices" (the "CG Code") as set out in Appendix 14 of the Hong Kong Listing Rules and the Internal Control Guidelines for Listed Companies of the Shanghai Stock Exchange.

The Articles of Association, the Terms of Reference of the Audit Committee, the Terms of Reference of the Supervisory Committee and the Code of Conduct Regarding Securities Transactions by the Directors, Supervisors and Specific Employees form the framework for the code of corporate governance practices of the Company. The Board has reviewed its corporate governance documents and is of the view that such documents have incorporated the principles and code provisions in the CG Code as set out in Appendix 14 of the Hong Kong Listing Rules and the Internal Control Guidelines for Listed Companies of the Shanghai Stock Exchange.

Risk Factors

1. The Company determined the price of alumina and primary aluminum with reference to international and domestic market and supply-demand dynamics of products. The Company may not be able to control all the factors. The international market prices of alumina and primary aluminum are relatively volatile, which may pose adverse impact on the business, financial condition and operating results of the Company.

2. Consistent effort needs to be made to operate and manage the business of the Company. Ineffective operation or management may pose adverse impact on the operating results of the Company.



3. During the production process of alumina, aluminum and aluminum fabrication, the Company is as reliant on raw materials and fuels such as bauxite and coal to satisfy the demand of energy and fuels as it is on massive and ongoing supply of electricity. The Company has recently boosted its capacity substantially, the demand for the above raw materials and fuels in the production process has also increased. If the supply of raw materials, fuels and energy and price change cannot accommodate the production needs of the Company, there will be a practical effect on the financial positions and operating results of the Company.

4. During its operation, the Company may experience material accidents which may lead to financial loss or personal casualties. Significant industrial accidents and natural disasters may lead to suspension of certain business segments, or result in financial or environmental damages as well as an increase in operating expenditure or reduction in sales. The insurance of the Company may not be sufficient to compensate for related accidents or the consequences of the accidents. Should there be any payment which cannot be fully covered, the operating results of the Company may be adversely affected by the loss incurred.

Audit Committee

The written terms of reference in relation to the authorities and duties of the Audit Committee were prepared and adopted in accordance with and with reference to "A Guide for the Formation of an Audit Committee" published by the Hong Kong Institute of Certified Public Accountants and Rule 10A-3 of U.S. Securities and Exchange Commission.

The consolidated financial statements of the Company for the year ended December 31, 2008 have been reviewed by the Audit Committee of the Company.

Auditor

The financial statements have been audited by PricewaterhouseCoopers, who retired and, being eligible, offered themselves for re-appointment at the 2008 Annual General Meeting.

The Company has not changed its auditors in any of the five preceding financial years.

By order of the Board
Luo Jianchuan
Executive Director

Beijing, the PRC
March 27, 2009

Report on the Supervisory Committee

Dear Shareholders,

On behalf of the third session of the Supervisory Committee of the Company, I would like to submit to the Annual General Meeting a report on the work of the Supervisory Committee in the past year.

The third session of the Supervisory Committee of the Company comprises three persons, namely Ao Hong, Zhang Zhankui and Yuan Li of whom Ao Hong was the Chairman, Ao Hong and Zhang Zhankui were Supervisors representing the shareholders and Yuan Li was a staff representative Supervisor. The members of the Supervisory Committee were all re-elected supervisors.

During the year, the Supervisory Committee attended four Board meetings as observers and participated in all general meetings in a manner responsible to the shareholders, and pursuant to duties given by the Company Law and the Articles of Association of the Company, and the relevant requirements of the CSRC, to hear the reports relating to the Company's production, operation, investment and finance etc. as well as to participate in the material decision making process of the Company. The Supervisory Committee has performed its duty of supervising the Company's operation, the directors and management in discharging their responsibilities, the finance of the Company and so forth.

1. Supervisory Committee Meetings

During the year, five Supervisory Committee meetings were held as follows:

The fourth meeting of the third session of the Supervisory Committee was held on March 17, 2008. Three Supervisors attended the meeting which was in accordance with the requirements of the Company Law and the Articles of Association of the Company. The meeting considered and approved the annual results report of 2007, the 2007 Profit Distribution Plan and the 2007 Report of the Supervisory Committee.

The fifth meeting of the third session of the Supervisory Committee was held on April 22, 2008. Three Supervisors attended the meeting which was in accordance with the requirements of the Company Law and the Articles of Association of the Company. The meeting considered and approved the 2008 First Quarterly Report of the Company.

The sixth meeting of the third Session of the Supervisory Committee was held on July 30, 2008. Three Supervisors attended the meeting which was in accordance with the requirements of the Company Law and the Articles of Association of the Company. The meeting considered and approved proposals including the Report on Special Work in Self-inspection Stage to Prevent the Resurfacing of Misappropriation of Funds and Advance Corporate Governance of the Company and the Rectification Report on Special Activities to Strengthen Corporate Governance of the Company.

The seventh meeting of the third Session of the Supervisory Committee was held on August 29, 2008. Three Supervisors attended (including attendance by proxy) the meeting which was in accordance with the requirements of the Company Law and the Articles of Association of the Company. The meeting considered and approved the 2008 Interim Report of the Company.

The resolutions proposed on the eighth meeting of the third session of the Supervisory Committee were considered by way of written resolutions on October 24, 2008. Three Supervisors had reviewed the resolution, which was in accordance with the requirements of the Company Law and the Articles of Association of the Company. The 2008 Third Quarterly Report of the Company was approved at the meeting.

2. Principal role of the Supervisory Committee

The work of the Supervisory Committee focused on ways to adapt to the Company's changing development, enhance its operating transparency and standardization, build the Group's corporate credible image in the capital market, effectively protect interests of investors, especially interests of small and medium-sized investors, as well as ways to further improve its corporate governance.

The Supervisory Committee was responsible for the supervision of the Board, the senior management and its members, preventing them from abusing their power and authorities and from jeopardizing the legal interests of the shareholders, the Company and its staff.

In 2008, the Supervisory Committee mainly carried out the following work:

(I) Inspection of Implementation of Resolutions of the General Meetings

Members of the Supervisory Committee attended each of the general meetings and Board meetings in person as observers. No objection has been made to the reports and proposals submitted by the Board to the general meetings for consideration. The Supervisory Committee exercised supervision and inspection on implementation of the general meetings' resolutions by the Board, the Directors and the senior management. The Supervisory Committee is of the opinion that none of the Directors and management of the Company has violated any laws or regulations or Articles of Association nor taken any act which jeopardizes the interests of the Company and shareholders up to present.

(II) Inspection of Legal Compliance of the Company's Operations

The Supervisory Committee exercised supervision on a regular basis over the legal compliance and legality of the Company's operation and management. It has also exercised supervision over the work performance of the Company's Directors and senior management. The Supervisory Committee is of the opinion that the Company's operation is sound and rational, and is in compliance with all applicable laws, regulations and rules. The members of the Board and senior management of the Company have faithfully performed their duties with diligence, and accomplished the duties imposed by the shareholders.

(III) Inspection of the Company's Daily Operating Activities

The Supervisory Committee exercised supervision over the Company's operating activities. The Supervisory Committee is of the opinion that the Company has established a relatively integral, reasonable and effective internal control system, has made great progress in the formulation and implementation of its internal work procedures, and has effectively controlled its exposure to various operating risks. The Company's operation is in compliance with PRC laws and regulations, Articles of Association and its internal work procedures.

(IV) Inspection of the Company's Financial Position

During the year, the Supervisory Committee of the Company verified cautiously the financial statements of each period, and supervised and inspected the Company's implementation of relevant financial policies and legislation as well as details on the Company's assets, financial income and expenditure and connected transactions. It is of the opinion that the operating results achieved by the Company were true, the expenses were reasonable and all the connected transactions were entered into on a fair basis. Information on the significant events of the Company over the past year has been disclosed pursuant to relevant regulations. The preparation and disclosure of information of the Company are strictly in accordance with the principles of truthfulness, timeliness, accuracy, completeness and fairness. The financial reports of the Company truly reflected the financial status and operating results of the Company. The Supervisory Committee approved the Company's financial audit report presented by PricewaterhouseCoopers, the international auditors, and PricewaterhouseCoopers Zhong Tian CPAs Limited Company, the domestic auditors.

(V) Inspection of the Proceeds Raised

In the reporting period, the Company has not raised any funds for any use.

(VI) Inspection of the Acquisitions and Disposals of the Company's Assets

The Supervisory Committee is of the opinion that in the reporting period, the consideration for the acquisition of assets by the Company was fair and reasonable, without insider dealings and acts impairing the interests of the shareholders or leading to a loss in the Company's assets. So far, construction and merger/acquisition projects have been implemented pursuant to the contents and progresses approved, and income and profits have been generated to the Company. During the reporting period, the Company has not disposed of any assets of significant amounts.

(VII) Inspection of the Connected Transactions of the Company

In the reporting period, the procedure of entering into connected transactions by the Company was in compliance with the requirements under the Listing Rules. The disclosure of information in relation to connected transactions was timely and adequately made. The contracts of connected transactions fulfilled the principles of fairness and integrity, without acts impairing the interests of the shareholders and the Company.

(VIII) Inspection of Special Activities to Strengthen Corporate Governance of the Company

The Company started the special activities to strengthen corporate governance in May 2007 according to the Notice on Strengthening the Corporate Governance Activities of Listed Companies issued by CSRC and arrangements of CSRC Beijing Bureau and the Shanghai Stock Exchange. Following the completion of self-inspection, public review, on-site examination, rectification and improvement, the Board of the Company considered and approved the Rectification Report on Special Activities to Strengthen Corporate Governance of the Company, with a relevant announcement published on the website of the Shanghai Stock Exchange in December 2007. In July 2008, the Board of the Company considered and approved the Explanations on Special Activities to Strengthen Corporate Governance of the Copmany, with a relevant announcement published on the website of the Shanghai Stock Exchange in August 2008. The Supervisory Committee has considered the relevant reports and is of the opinion that the special activities to strengthen corporate governance over these years have increased the understanding of the importance of perfecting the corporate governance structure and operating in a standard way under laws.

(IX) Inspection of Special Work to Prevent Resurfacing of Misappropriation of Funds and Advance Corporate Governance

The Company has inspected the special work to prevent the resurfacing of misappropriation of funds and advance corporate governance, mainly including inspection on soundness and effectiveness of internal control systems and misappropriation of corporate funds, so as to implement the Notice on Promoting Special Work to Prevent Resurfacing of Misappropriation of Funds and Advance Corporate Governance issued by CSRC and CSRC Beijing Bureau.

The Supervisory Committee is of the opinion that the Company has continuously improved the Articles of Association by reference to the Company Law and relevant regulations, and has managed and governed itself in strict accordance with the provisions of the Articles of Association. The Company has established an effective internal control system as required by regulatory authorities of international and domestic capital markets. Currently, none of the substantial shareholders or their subsidiaries misappropriates the Company's funds for non-operating purpose, nor does any substantial shareholder misappropriate the Company's funds in disguised forms of "repaying at the end of the period after misappropriating during the period" or disposing of assets to the Company at higher consideration, or otherwise through misappropriation for non-operating purpose.

(X) Understanding of internal operation of the Company by attending meetings of the Audit Committee of the Board

During the reporting period, the Supervisory Committee attended all four meetings of the Audit Committee of the Company, in which the Supervisory Committee listened to opinions in respect of the Company's internal control and examination and fully performed its role of guidance and supervision. The Supervisory Committee is of the opinion that the Company has established a holistic internal control system which is effective, and that the department responsible for examination and supervision of internal control of the Company has also diligently performed daily examination and supervision of internal control.

In 2008, the Company overcame crucibles and seized opportunities amid the most volatile market and hardest difficulties to maintain its stable growth. In 2009, the Company will face even more challenges from all directions. In order to protect the legal interests of the Company and shareholders, the Supervisory Committee will continue to faithfully perform its duties and enhance its supervision in order for the Company to better perform and become a stronger player in the increasingly competitive landscape.

By Order of the
Supervisory Committee
Ao Hong
Chairman of the
Supervisory Committee

Beijing, PRC
March 27, 2009

Report on Corporate Governance and Internal Control

Corporate Governance Practices

The Board has reviewed its corporate governance documents and internal control guidelines, and is of the view that, the Company has been in compliance with the code provisions in the "Code on Corporate Governance Practices" (the "CG Code") as set out in Appendix 14 of the Hong Kong Listing Rules and the Guidelines of Shanghai Stock Exchange for the Internal Control of Listed Companies ("Internal Control Guidelines").

The Directors believe that the Articles of Association, the scope of responsibilities of the Audit Committee, the scope of responsibilities of the Supervisory Committee and the Codes on Securities Dealings by Directors and Certain Relevant Employees, which constitute the basis for the regular codes on corporate governance of the Company, have covered the principles and the code provisions of the CG Code as set out in Appendix 14 to the Hong Kong Listing Rules and the Guidelines of Shanghai Stock Exchange for the Internal Control of Listed Companies. In respect of the following areas, our internal corporate governance documents are more stringent than the CG Code and the Internal Control Guidelines for Listed Companies of the Shanghai Stock Exchange:

1. In addition to the Independent Audit Committee, Remuneration Committee and Nomination Committee, the Company has also established a Planning and Development Committee and Disclosure Committee.

2. All members of the Independent Audit Committee were Independent Non-executive Directors, of whom Mr. Zhu Demiao, the Chairman and the financial expert appointed by the Board of the Company, held the relevant professional qualification and professional knowledge related to accounting or financial management.

Securities Transactions of the Directors, Supervisors & Relevant Employees

The Board has formulated written guidelines on securities transactions by the Directors, Supervisors and relevant employees of the Company which are on terms no less stringent than the required standard set out in the Model Code under Appendix 10 of the Hong Kong Listing Rules and Listing Rules of Shanghai Stock Exchange. Following a specific enquiry by the Company, all Directors, Supervisors and relevant employees have confirmed that they have fully complied with the required standards set out in the written guidelines.

0074

Report on Corporate Governance and Internal Control *(Continued)*

The Board

During the reporting period, the third session of the Board of the Company consisted of nine Directors, with four Executive Directors, namely Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin, one Non-executive Directors, namely Mr. Shi Chungui, and four Independent Non-executive Directors, namely Mr. Kang Yi, Mr. Zhang Zhuoyuan Mr. Wang Mengkui and Mr. Zhu Demiao. Mr. Xiao Yaqing is the Chairman and Chief Executive Officer ("CEO"). As Mr. Xiao Yaqing has resigned as the Chairman of the Company on March 27, 2009, the Board elected Mr. Luo Jianchuan to sign documents such as the "Chairman's Statement" and "Report of Directors" set out in the annual report for 2008 and to chair meetings of the Board and general meetings prior to the election of new Chairman. The Board of the Company approved the nomination of Mr. Xiong Weiping as the executive director candidate for the third session of the Board, which is subject to approval at the 2008 annual general meeting to be convened on 26 May, 2009. The Board confirmed that the annual confirmation letters made by each Independent Non-executive Director pursuant to Rule 3.13 of the Hong Kong Listing Rules regarding his/her independence had been received, and after due enquiry, considered that Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao were independent.

In accordance with Articles 104 and 145 of the Company's Articles of Association, all Directors (including Independent Non-executive Directors) and Supervisors were appointed for a three-year term. Directors are eligible for re-appointments after expiry of their respective term of office.

Each Director of the Board acted in the interests of the shareholders, and used his best endeavors to perform the duties and obligations as a director in accordance with all the applicable laws and regulations. Duties of the Board included: deciding on the Company's business plan and investment scheme, preparing the Company's profit distribution and loss recovery proposals, formulating the Company's capital operation proposals, and implementing resolutions approved at Shareholders' meetings etc.

The Chairman was responsible for ensuring that the Directors perform their duties and obligations and maintaining effective operation of the Board as well as ensuring discussion of all material matters on a timely basis. The Chairman has conducted interviews individually with each of the Non-executive Directors to understand their opinions and advice on the operation of the Company and the work of the Board.

The Secretarial Office of the Board offered comprehensive services to the Directors and provided all the directors with sufficient information relating to the Company on a timely basis in order to enhance their understanding of the Company. It also effectively maintained communications with shareholders to ensure that the views of the shareholders reached the Board.

The Company has appointed a sufficient number of Independent Non-executive Directors with suitable professional qualifications, such as expertise in accounting or financial management, in accordance with the requirements of the Hong Kong Listing Rules. The Company's four Independent Non-executive Directors were independent. They are professionals with extensive experience in the respective fields of finance, economics, resources and metallurgy. They have provided the Company with professional advice with respect to the steady operation and development of the Company. They have also provided supervision in safeguarding and coordinating the interests of the Company and its shareholders.

Attendance of the independent non-executive directors at regular meetings of the Board:

Name of independent non-executive director	**Required attendance at Board meetings**	**Attendance in person** *(number of times)*	**Attendance by proxy** *(number of times)*	**Absence** *(number of times)*
Kang Yi	4	4	0	0
Zhang Zhuoyuan	4	4	0	0
Wang Mengkui	2	2	0	0
Zhu Demiao	2	2	0	0
Poon Yiu Kin, Samuel*	2	2	0	0

* *Resigned on 9 May, 2008*

Report on Corporate Governance and Internal Control *(Continued)*

During the reporting period, the Independent non-executive Directors of the Company did not propose any objection to the proposed resolutions at Board meetings and proposals of other meetings.

Other than their working relationships with the Company, none of the Directors, Supervisors or the senior management has any financial, business or family relationships or any relationships in other material aspects with each other.

Other than the service contract entered into by each of them, none of the Directors or the Supervisors has any personal and substantive interest, direct or indirect, in the material contracts entered into by the Company or any of its subsidiaries during 2008.

In 2008, the Company held four regular Board meetings, with an average attendance rate of 100%, in which, Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua, Mr. Liu Xiangmin, Mr. Shi Chungui, Mr. Zhu Demiao, Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Poon Yiu Kin, Samuel (resigned on May 9, 2008) attended all meetings (including attendance by proxy). 7 resolutions were formed by written proposals at special Board meetings. Details of the regular meetings were recorded by a designated officer, and all proposals approved in each meeting were passed as resolutions of the Board, which were recorded and stored electronically in accordance with relevant laws and regulations. The principal activities of the Board in 2008 were as follows:

- Review of the Company's annual business plan and budget;
- Review of the Company's annual and interim results reports;
- Review of the annual profit distribution and dividend distribution proposals;
- Review of significant investments and merger/acquisition activities;
- Review of bonds issue and share repurchase activities;
- Review of the Company's remuneration scheme for Directors, Supervisors and senior management etc.

Particulars of each regular Board meetings in 2008 are as follows:

(1) On March 17, 2008, the Company convened the 4th meeting of the Third session of the Board, considered and approved a total of 17 resolutions including the 2007 annual report, 2007 profit distribution plan and dividend distribution plan, 2008 production and financial plan, 2008 capital expenditure plan and financing plan, 2007 annual remuneration for Directors, Supervisors and Senior management, director candidates for the third session of the Board, bidding for equity interest in six companies and amendments to the Articles of Association. Announcement of the resolutions was published in China Securities Journal, Shanghai Securities News and the designated websites on March 18, 2008.

(2) On April 22, 2008, the Company convened the 5th meeting of the third session of the Board, considered and approved 2 resolutions including the 2008 first quarterly report. Announcement of the resolutions was published in China Securities Journal, Shanghai Securities News and the designated websites on April 23, 2008.

(3) On August 29, 2008, the Company convened the 6th meeting of the third session of the Board, considered and approved 5 proposals including the 2008 interim report, 2008 interim dividend distribution plan, revision of annual caps for continuing connected transactions, new continuing connected transactions, issue of bonds, expansion of the Company's business scope and corresponding amendments to the Articles of Association. Announcement of the resolutions was published in China Securities Journal, Securities Times, and the designated websites on August 30, 2008.

(4) On October 29, 2008, the Company convened the 7th meeting of the third session of the Board, at which 2 proposals including the proposed grant of a general mandate to the Board by the general meeting of the Company for repurchase of H shares were considered and approved. Announcement of the resolutions was published in China Securities Journal, Securities Times, and the designated websites on October 30, 2008.

Implementation of Resolutions of the General Meetings by Directors:

During the reporting period, in accordance with provisions of the relevant laws and regulations and the Articles of Association, all members of the Board of the Company implemented resolutions approved by the general meetings and completed matters assigned by the general meeting.

The major agendas of the half yearly and yearly Board meetings were determined in the previous year to ensure all Directors had the opportunity to propose matters to be discussed at the meetings. Each regular meeting of the Board was notified fourteen days before convening the meeting and the resolutions would be provided to the Directors ten days prior to the meeting, which gave them sufficient time to review the resolutions.

The Board attached great importance to the influence on the Company's development strategy arising from the changes of the external environment. In 2008, the Company adjusted its development strategies and adopted emergency measures to reduce losses arising from the natural disasters and global financial turmoil.

The total remuneration, including the basic salary, performance-linked salary, incentive-linked salary and discretionary bonus of the Directors in 2008 amounted to RMB4.255 million. Independent Non-executive Directors were only entitled to receive director's fees but not other remuneration.

Report on Corporate Governance and Internal Control *(Continued)*

The remuneration of each Director for the year is set out on page 14.

As at December 31, 2008, no stock appreciation rights had been granted under the Stock Appreciation Rights Plan adopted by the Company.

Audit Committee

An Audit Committee has been established under the Board. The duties of the Audit Committee are mainly to review the Company's internal control (including financial reports of the Company), consider the appointment of independent auditors and approve audit and audit-related services, and supervise the Company's internal financial reporting procedures and management policies.

The Committee comprised four Independent Non-executive Directors, namely Mr. Zhu Demiao, Mr. Kang Yi and Mr. Zhang Zhuoyuan and Mr. Wang Mengkui. Mr. Zhu Demiao is the Chairman of the Committee.

The Audit Committee would annually hold at least two meetings to review the accounting policies, internal control and the relevant financial issues and connected transactions of the Group, so as to ensure completeness, fairness and accuracy of the Company's financial statements and other relevant information. In 2008, the Audit Committee held four meetings with an average attendance rate of 94% based on the current three members, of which, Mr. Zhu Demiao, Mr. Zhang Zhuoyuan and Mr. Wang Mengkui attended all the meetings, while Poon Yiu Kin, Samuel (resigned on 9 May, 2008) attended the two meetings held during his tenure.

In 2008, the Audit Committee mainly reviewed the following matters:

- Considered the Company's annual, interim and quarterly financial reports;
- Considered the Internal Control Assessment Report of the Company for 2007 and issued relevant opinion;
- Considered the Risk Assessment Report for 2007 and the revised Risk Assessment Framework for 2007;
- Considered the Work Report of the Audit Committee for 2007;
- Considered the Anti-fraud Work Report of the Company for 2007;
- Considered the Summary Report of the Audit Work by accounting firms, and reviewed the proposal for reappointment of the accounting firms.

Details of the meetings were recorded by a designated officer with signature of all members as confirmation, and all resolutions passed at each meeting were recorded and stored electronically in accordance with relevant rules. Members of the Audit Committee performed their duties diligently and provided suggestion in relation to the internal control, production operation and management of the Company from a fair and independent perspective.

The Company has established working procedures for the Audit Committee to duly perform the duties of supervising the audit of the annual report. Before the external auditors commenced its annual audit, the Audit Committee reviewed the Company's financial position and negotiated with the external auditors about the time arrangement for auditing of the financial report for the year. During the audit process by external auditors, the Audit Committee has frequent communications with them and urged them to complete certain audit tasks in the designated timeframe. The Audit Committee further reviewed the financial report of the Company after the external auditors has issued its preliminary audit opinions, and finally formulated a written resolution, and agreed to submit the audited financial report to the Board of the Company for its review and passed the resolution regarding the reappointment of the auditor of the Company for the year 2008 submitted by the Board.

Remuneration Committee and Nomination Committee

Remuneration Committee and Nomination Committee have been established under the Board.

The Remuneration Committee consisted of four Independent Non-executive Directors, namely Mr. Zhu Demiao, Mr. Kang Yi, Mr. Zhang Zhuoyuan and Mr. Wang Mengkui. Mr. Kang Yi was the Chairman of the Committee. On June 10, 2008, Mr. Chen Jihua, an Executive Director, ceased to be a member of the Remuneration Committee under the third session of the Board. Duties of the Remuneration Committee include:

1. Review and discuss the Company's remuneration policies for Directors, supervisors and senior management;

2. Review operation results indicators and the performance assessment management measures of the Executive Committee;

3. Review and discuss the Company's remuneration and bonus policies for members of the Executive Committee and senior management;

4. Provide advice on other material events regarding remuneration.

The Nomination Committee consisted of two executive directors and three independent non-executive directors. Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Zhang Zhuoyuan and Mr. Kang Yi were members of the Nomination Committee of the third session of the Board. Mr. Xiao Yaqing was the Chairman of the Committee. Mr. Poon Yiu Kin, Samuel, resigned from the position of independent non-executive directors on May 9, 2008, and ceased to be a member the Nomination Committee. Duties of the Nomination Committee included:

1. Discussing and recommending candidates for independent director of the Board;

2. Discussing and recommending members of the Board or other personnel to be candidates for members of the Special Committee;

3. Preparing the appointment management procedures and re-election plan for members of the Executive Committee and senior management;

4. Providing advice to the appointment and dismissal of the members of the Executive Committee and other senior management;

5. Providing advice to the appointment and dismissal of other personnel which is considered material.

Mr. Xiao Yaqing had tendered resignation as a committee member and the chairman of the Nomination Committee on March 27, 2009, which will take effect upon the election of a new director in the 2008 annual general meeting of the Company to be convened on May 26, 2009.

The Remuneration Committee and the Nomination Committee each held three meetings respectively in 2008. The average attendance rate for the respective meeting is 100%. Details of the meetings convened by the Remuneration Committee and Nomination Committee in 2008 were as follows:

- The 2nd meeting of the Remuneration Committee of the third session of the Board was held on March 17, 2008, at which the Committee considered the proposals including the 2007 discretionary bonus, remuneration standards for 2008, and renewal of liability insurance for years 2008 and 2009 for the Company's Directors, Supervisors and other senior management members, and formed relevant resolutions.

- The 3rd meeting of the Nomination Committee of the third session of the Board was held on March 17, 2008. All members of the committee attended the meeting, at which proposal in relation to the nomination of Mr. Wang Mengkui and Mr. Zhu Demiao as director candidates for the third session of the Board was considered and passed. The proposal was submitted to the 4th meeting of the third session of the Board for consideration.

- The 4th meeting of the Remuneration Committee of the third session of the Board was held on June 10, 2008, at which the proposal relation to changes to the Remuneration Committee and Audit Committee of the third session of the Board was considered by way of written resolutions. It was resolved that Mr. Wang Mengkui and Mr. Zhu Demiao be elected as new members of the Remuneration Committee and Mr. Chen Jihua ceased to be a member of the Remuneration Committee and such proposal was submitted to Board for consideration and approval. After such change, the Remuneration Committee consists of Mr. Kang Yi, Mr. Wang Mengkui, Mr. Zhu Demiao, Mr. Zhang Zhuoyuan. Mr. Kang Yi was the Chairman of the Committee. It was also resolved that Mr. Zhu Demiao and Mr. Wang Mengkui be elected as new members of the Audit Committee with Mr. Zhu Demiao as the Chairman of the Committee. The proposal was submitted to Board for consideration and approval. After such change, the Audit Committee consists of Mr. Zhu Demiao, Mr. Wang Mengkui, Mr. Kang Yi and Mr. Zhang Zhuoyuan.

Details of each meeting were written down by a professional recording secretary. All issues approved in the meetings were recorded and filed in compliance with relevant law and regulations.

The procedures for appointment of new directors are: the Nomination Committee nominate a director candidate for confirmation by the Board, which is then put forward for approved by shareholders in general meeting.

Planning and Development Committee

A Planning and Development Committee has also been established under the Board. The Committee consists of executive directors, namely, Mr. Luo Jianchuan, Mr. Liu Xiangmin and vice President Mr. Ding Haiyan. Mr. Luo Jianchuan was Chairman of the Committee. Duties of the Committee included the review and evaluation of the Company's development, financial budget, investment, business operation and strategic plan of annual investment returns. The Planning and Development Committee has operated under its codes on procedures.

Supervisory Committee

The third session of Supervisory Committee of the Company consisted of three members, with one supervisor being elected from the staff as a representative of the employees. The Supervisory Committee was responsible for supervision of the Board and its members and senior management, in order to prevent them from abusing their authorities and violating the legal interests of shareholders, the Company and its staff. In 2008, the Supervisory Committee took initiatives by convening four meetings, at which the Committee reviewed the Company's financial position and legal compliance of corporate operations as well as work performance of the senior management.

0032

Report on Corporate Governance and Internal Control *(Continued)*

Information Disclosure and Disclosure Committee

Great importance is attached by the Company to information disclosure on an accurate, timely, fair and transparent basis. All discloseable information (including annual and interim results) were subject to the approval of the Company's Disclosure Committee with the CEO as its Chairman. For the purpose of disclosure of financial statements and related information, the Chief Financial Officer ensured that the Company's results and financial position had been reflected on a true and fair basis under the relevant accounting principles and requirements.

General Meeting

General meeting is the highest authority of the Company. It provides a good opportunity for direct communications and building a sound relationship between the Board and the shareholders of the Company. Therefore, the Company attaches great importance to such meetings. In 2008, the Company convened four general meetings, one class meeting for holders of A shares and one class meeting for holders of H shares, namely:

2007 Annual General Meeting held on May 9, 2008;

2008 First Extraordinary General Meeting held on May 9, 2008;

2008 Second Extraordinary General Meeting held on October 28, 2008;

2008 Third Extraordinary General Meeting held on December 29, 2008;

First Class Meeting for Holders of A Shares held on December 29, 2008; and

First Class Meeting for holders of H Shares held on December 29, 2008.

All meetings mentioned above were convened and held in the conference room of the Company at No. 62, North Xizhimen Street, Beijing. The meetings mainly considered and approved the following:

- the Report of the Directors, Report of Supervisory Committee and Consolidated Financial Report for 2007;
- the profit distribution and final dividend distribution proposals for 2007;
- the remuneration proposal of 2008 for the Company's Directors and Supervisors;
- the interim dividend distribution proposals for 2008;
- the acquisition of five aluminum fabrication plants and one primary aluminum plant;
- election of new independent directors;
- revision of the caps for the continuing connected transactions and new continuing connected transactions;
- the general mandate to repurchase H shares; and
- the issue of short-term corporate bonds and long-term bonds.

On the whole, all resolutions were approved with an average approval rate of 98.53%.

The Chairman of the Board or person authorized by him presided over such general meetings and explained to the shareholders the procedures for voting before the shareholders considered and voted on each resolution. Notice of the meetings were given to all directors and some directors also attended the General Meetings. Members of Audit Committee, Remuneration Committee and Nomination Committee had been informed to attend the meetings as observers.

Particulars of each general meeting in 2008 are as follows:

(1) On May 9, 2008, the Company convened the 2007 Annual General Meeting, at which 13 proposals were considered and approved, including Report of the Directors, Report on the Supervisory Committee, the Audited Financial Statements for 2007, proposal for profit distribution and declaration of final dividends for 2007, election of new directors of the third session of the Board and issue of short-term corporate bonds. Announcement of the resolutions was published in China Securities Journal, Shanghai Securities News and the designated websites on May 12, 2008.

(2) On May 9, 2008, the Company convened the 2008 First Extraordinary General Meeting, at which 1 proposal including the acquisition of five aluminum fabrication plants and one aluminium plant from Chinalco were considered and approved. Announcement of the resolutions was published in China Securities Journal, Shanghai Securities News and the designated websites on May 12, 2008.

(3) On October 28, 2008, the Company convened the 2008 Second Extraordinary General Meeting, at which 3 proposals were considered and approved, including the distribution of the 2008 interim dividend, issuance of corporate bonds and amendments to the Articles of Association (including changes to the Company's business scope). Announcement of the resolutions was published in China Securities Journal, Securities Times and the designated websites on October 29, 2008.

(4) On December 29, 2008, the Company convened the 2008 Third Extraordinary General Meeting, at which 5 proposals including new continuing connected transactions and revision of the annual caps of continuing connected transactions and the grant of a general mandate to the Board for the repurchase of H shares of the Company were considered and approved. Announcement of the resolutions was published in China Securities Journal, Securities Times and the designated websites on December 30, 2008.

(5) On December 29, 2008, the Company convened the First Class Meeting for Holders of A Shares, at which the proposal for the grant of a general mandate to the Board for the repurchase of H shares of the Company was considered and approved. Announcement of the resolution was published in China Securities Journal, Securities Times and the designated websites on December 30, 2008.

(6) On December 29, 2008, the Company convened the First Class Meeting of the Holders of H Shares, at which the proposal for the grant of a general mandate to the Board for the repurchase of H shares of the Company was considered and approved. Announcement of the resolution was published in China Securities Journal, Securities Times and the designated websites on December 30, 2008.

Investor Relations

The Company has established a designated department for investor relations, which is responsible for matters concerning investor relations and has formulated the "Investor Relations Management Measures" to regulate the relationships with the investors. The Company's management maintains close communications with investors, analysts and the media by various means including roadshows, meetings, individual interviews and investors' visits to the Company, thereby further increasing investors' recognition of the Company. In 2008, the Company arranged designated senior management to visit investors in two global roadshows, arranged 3 corporate visits for investors, arranged more than 50 group visits to the Company by investors, and participated in 10 investors' meetings arranged by investment banks. In addition, our investor relationships department is also responsible for answering investors' enquiries and replying mails on a timely basis.

As at December 31, 2008, the market capitalization of the Company was RMB73.1 billion. The number of issued share of the Company was 13,524,487,892, the A share closing price was RMB6.15, and H share closing price was HKD4.08. For details of classes of shareholders please refer to page 26.

Qualified Accountant

In accordance with the waiver granted by the Hong Kong Stock Exchange from strict compliance with Rule 3.24 of Hong Kong Listing Rules concerning the appointment of a qualified accountant of the Company, the Company has appointed Mr. Wang Jianhui (an associate member of the Association of Chartered Certified Accountants and a certified accountant of the Chinese Institute of Certified Public Accountants) in 2008 to assist Mr. Chen Jihua in the discharge of his responsibilities as the Qualified Accountant under the Hong Kong Listing Rules. According to the latest revised provisions of the Listing Rules of the Hong Kong Stock Exchange, the Company no longer appoints qualified accountants commencing from 2009.

Corporate Management and Internal Control

The Company convened Working Committee Meetings on an irregular basis, which were chaired by the Chairman of the Working Committee and attended by its members, and President Meetings, which were chaired by the senior management with attendants including department heads from the Company's headquarters. The Company's operation, implementation of investment projects and financial issues were considered and determined at such meetings. The Company's management including managers from branches, subsidiaries, associated companies and department heads from the headquarters convenes annual and interim work meetings in order to summarize and arrange works on a yearly and half yearly basis. The meetings have facilitated the organization, coordination, communication and implementation of the Company's various operations.

The Board and the senior management attached much importance to the establishment and improvement of the internal control system. In 2008, the Company had fully established and evaluated the relevant internal control system in compliance with "Basic Principles of Corporate Internal Control" and "Guidelines on Internal Control for Companies Listed on the Shanghai Stock Exchange" of the PRC Ministry of Finance, and made further improvement in accordance with section 404 of the U.S. Sarbanes-Oxley Act.

In 2008, the Board and independent directors formed the Audit Committee to review on the effectiveness of the system of internal control comprising financial control, operation control, compliance control and risk management functions.

The Company had established effective internal control system which was in compliance with the requirements of regulatory bodies in the international capital market, and drew the conclusion set out in the self-evaluation report as effective.

In 2008, with reference to the regulatory documents on corporate governance of listed companies issued by regulatory bodies in the PRC, Hong Kong and USA, the Company continued to improve, optimize, testify and evaluate internal controls such as production and operation, financial management and information disclosure of the Company, in particular those relevant to financial reporting when the internal control system of the Company was still in effect.

- According to the Basic Standard on Internal Control of Corporations issued by Ministry of Finance, the Company streamlined and optimized its internal control on five aspects including internal environment, risk assessment, control activities, information and communication, and internal supervision, based on the changes in the internal and external business environment. The Company also carried out necessary tests to ensure the sustained effectiveness of the system design and operation.

- In 2008, under the leadership of the Board, the Company carried out special activities on prevention against misappropriation of funds and further promotion of corporate governance. Through self-examination, the Company confirmed that the rectification for defects found in 2007 was effective, and published the Explanation on Special Activity on Corporate Governance Rectification of Aluminum Corporation of China Limited on the website of the Shanghai Stock Exchange, to report its works and achievements.

Auditor's remuneration

PricewaterhouseCoopers, Hong Kong, Certified Public Accountants, and PricewaterhouseCoopers Zhong Tian CPAs Limited Company were reappointed as the Company's independent auditors at the last Annual General Meeting for a term ending on the date of the next Annual General Meeting.

For the year ended December 31, 2008, a remuneration of RMB34.73 million was paid to PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company, of which RMB28.23 million represented remuneration for audit and audit related services. A remuneration of RMB6.50 million was paid for the advisory services on ERP implementation project.

Directors' and Auditors' Acknowledgment

All directors acknowledge their responsibility for preparing the accounts for the year ended December 31, 2008.

For auditors' reporting responsibilities, please refer to the auditors' report.

Compliance and Exemption of Corporate Governance Obligations Imposed by New York Stock Exchange

Based on its Listing Rules, New York Stock Exchange ("NYSE") imposes a series of corporate governance standards for companies listed on the NYSE. However, NYSE has granted permission to listed companies of foreign private issuers to follow their respective "home country" practice and waivers for compliance with corporate governance standards. One of the conditions for such waiver is for the listed company to disclose in its annual report how the corporate governance practices in its "home country" differ from those followed by companies under NYSE listing standards.

The Company has compared the material corporate governance standards generally adopted by the companies incorporated in the PRC and the standards developed by NYSE, as follows:

A majority of Independent Directors

NYSE requires that the board of a listed company must comprise a majority of independent directors. There is no identical corporate governance requirement in the PRC. The Board of the Company currently comprises four independent directors and five non-independent directors which is in compliance with the requirement by the PRC securities regulatory authorities that the board of a listed company shall comprise at least one-third of independent directors.

Corporate Governance Committee

NYSE requires a listed company to establish a Corporate Governance Committee which comprises entirely of independent directors. The Corporate Governance Committee shall be co-established with the Nomination Committee and have a written charter. The Corporate Governance Committee is responsible (i) for recommending to the board a set of corporate governance guidelines applicable to the corporation; and (ii) for supervising the operation of the board and the management. The Corporate Governance Committee shall also be subject to evaluation annually.

Like most of the other companies incorporated in the PRC, the Company believes that corporate governance measures are of critical importance and should be implemented by the board. The Company accordingly does not separately maintain a Corporate Governance Committee.

0088

Significant Events

(1) Corporate Governance

The Company has strictly complied with the requirements of the Company Law of the People's Republic of China, Securities Law of the People's Republic of China, relevant provisions of China Securities Regulatory Commission and Shanghai Stock Exchange Listing Rules (''Shanghai Stock Exchange Listing Rules") and seriously performed its corporate governance obligations in line with the requirements of relevant documents issued by China Securities Regulatory Commission. The Company also strictly complied with requirements on corporate governance under the Hong Kong Listing Rules. The Company has also strictly complied with the corporate governance requirements under the Hong Kong Listing Rules.

In accordance with the requirements under the "Notice on Performance of the Specific Activities regarding Enhancement of Corporate Governance of Listed Companies" issued by the China Securities Regulatory Commission as well as the specific requirements of Beijing Securities Regulatory Bureau and the Shanghai Stock Exchange, the Company launched the specific activities of corporate governance in April 2007. Having gone through self-inspection, received public comments, site inspection and improvements at various stages, the Board of the Company had considered and approved the "Report regarding Specific Corporate Governance Activities of Aluminum Corporation of China Limited" by way of written resolutions in December 2007, the announcement of which was published on the website of the Shanghai Stock Exchange on December 27, 2007.

Based on the corporate governance special activities in 2007, the Company undertook a thorough internal inspection as required by the Beijing Securities Regulatory Bureau to inspect on the completeness and effectiveness of internal control and capital occupancy of the Company to align with the values of the "Notice of Preventing the Recurrence of Capital Occupancy and Enhancing Corporate Governance" issued by the China Securities Regulation Commission and the Beijing Securities Regulatory Bureau. The Board approved the "Report regarding Specific Corporate Governance Activities of Aluminum Corporation of China Limited" unanimously on the July 30, 2008 by way of written resolution, the full text of the report was announced on the Shanghai Stock Exchange on August 2, 2007.

The Company had further improved the corporate governance structure and understood the importance of regulations compliancy and direction for improvement through the special activities of corporate governance. From now on, the Company will continue to be in strict compliance with the requirements of relevant regulatory bodies including China Securities Regulatory Commission, Beijing Securities Regulatory Bureau and Shanghai Stock Exchange. The Company will consistently optimize every measures of corporate governance in compliance with regulations and under strict self-regulations to further enhance the corporate governance and internal control system of the Company. Aiming at protecting the interest of shareholders of the Company, the Company will maintain consistency, stability and healthy development to bring returns to the society and shareholders with prominent results. The Company also continued to comply with requirements on corporate governance under the Hong Kong Listing Rules.

Since its incorporation, the Company has been completely independent from its controlling shareholder in terms of business, staff, assets, organization and finance. The Company has independent and complete business and has the ability to operate on its own.

(2) Material acquisitions

(i) Acquisition of equity interests in fabrication plants and primary aluminum production plant during the reporting period

On May 9, 2008, the First Extraordinary General Meeting for Year 2008 passed a resolution for approving the proposed acquisition of the respective equity interests in five aluminum fabrication plants and one primary aluminum plant from Chinalco by way of open tender at the China Beijing Equity Exchange, and completed all acquisitions on May 30, 2008. Detailed information about acquired companies is as follows:

Aluminum fabrication plants ("Companies acquired")	**Percentage of equity interest held by the Company** ("Equity acquired")
Huaxi Aluminum Company Limited ("Huaxi Aluminum")	56.86%
Chalco Ruimin Co., Ltd. ("Chalco Ruimin")	75%
Chalco Southwest Aluminum Cold Rolling Company Limited ("Chalco Southwest Aluminum Cold Rolling") (under construction)	100%
Chalco Southwest Aluminum Co., Ltd. ("Chalco Southwest Aluminum")	60%
Chalco Henan Aluminum Company Limited ("Henan Aluminum")	84.02%
Primary Aluminum Plant	
Lanzhou Liancheng Longxing Aluminum Company Limited ("Longxing Aluminum")	100%

Table showing the aluminum fabrication capacities of each of the aluminium fabrication plants of the Companies acquired:

Aluminum Fabrication Plants	Annual Production Capacity *(tonnes)*
Huaxi Aluminum	16,000
Chalco Ruimin	120,000
Chalco Southwest Aluminum Cold Rolling (under construction)	250,000
Chalco Southwest Aluminum	350,000
Henan Aluminum	355,000

The total consideration for the acquisition was RMB4,180 million.

(3) Trust arrangement

The Company had no affairs on trust during the reporting period.

(4) Sub-Contracting

The Company had no sub-contracting arrangement during the reporting period.

(5) Guarantees

In 2004, the Company and China Construction Bank, Shanxi Aluminum Plant Subbranch entered into a Guarantee Contract, whereby the Company provided several responsibility guarantee for the loan of RMB1.17 billion made to Shanxi Huaze, a subsidiary controlled by the Company. The guarantee would expire following two years upon the expiry of the debt performance period under the principal contract.

As of December 31, 2008, the Company provided guarantee for RMB223.515 million of letters of credit for import issued by Chalco Trading, its subsidiary.

Save as aforesaid, there was no other external guarantee provided by the Company.

(6) Fund Management

There was no fund under the management of third parties during the reporting period.

(7) Performance of undertakings

The undertakings made by the Company or its shareholders holding 5% or more of interest in the Company during or subsisting to the reporting period are as follows:

As at the end of the reporting period, the Company's undertakings principally relate to the non-competition undertakings of Chinalco including:

1. the Company plans to acquire from Chinalco its aluminum fabrication business when the market condition is mature and under circumstances favorable to the Company and to acquire the pseudo-boehmite business from Chinalco within one year following the issue of the Company's A shares;

2. the undertaking to acquire the primary aluminum business of Liancheng Aluminum by the end of 2007;

3. the undertaking to solve the competition with Tongchuan Xinguang within one year following the issue of the Company's A shares; and

4. the undertaking to merge the primary aluminum business of Baotou Aluminum as and when appropriate following the issue of the Company's A shares.

In respect of the above undertakings, the Company is in the process of duly completing the matters undertaken within the time limit. It has completed the acquisition of the aluminum fabrication business of Chinalco and the primary aluminum business of Liancheng Aluminum and completed the integration of primary aluminum business with Baotou Aluminum.

(8) Punishments and rectifications involved by listed companies and its directors, supervisors, senior management, shareholders, and de facto controller

During the reporting period, the Company and its directors, supervisors, senior management, shareholders, and de facto controller were not under any investigation, administrative punishment, public criticism from China Securities Regulatory Commission and public censures from stock exchanges.

(9) Profit Warning for the First Quarter of 2009

Since 2009, the Company is still facing an exceptionally challenging business landscape. It is expected that the Company will record a loss for the first quarter of 2009. Details will be disclosed in the 2009 First Quarterly Report of the Company (unaudited) prepared under PRC Accounting Standard for Business Enterprises (2006).

0092

(10) Equity Investment

1. Securities Investment

No.	Type	Stock code	Stock name	Initial investment amount (RMB)	Number of shareholding (shares)	Book value at end of the period (RMB)	Percentage of total securities investment at end of the period (%)	Gain/loss during the reporting period (RMB)
1.	Stock	601601	China Pacific Insurance	348,000	300,000	3,336,000	100	0
Profit or loss from stock investment sold as at the reporting period				/	/	/	/	0
Total				348,000	/	3,336,000	100	0

Zunyi Aluminum Co., Ltd., a subsidiary of the Company, acquired 300,000 shares in China Pacific Insurance (Group) Co., Ltd. ("China Pacific Insurance") in 1995. These shares are subject to trading moratorium for one year commencing from China Pacific Insurance's listing on the Shanghai Stock Exchange on 25 December 2007.

2. Shareholding in other Listed Companies

Unit: RMB

Stock Code	Stock name	Initial investment amount	Shareholdings in the Company (%)	Book value at end of the period	Gain/loss during the reporting period	Changes in owner's equity during the reporting period	Ledger	Source of the shareholding
Jiaozuo Wanfang	000612	247,454,107.08	29	223,781,435.86	61,270,464.37	61,270,464.37	Long-term equity investment	Purchasing
Total		247,454,107.08	/	223,781,435.86	61,270,464.37	61,270,464.37	/	/

On September 18, 2006, the Company entered into an equity acquisition agreement with Jiaozuo Wanfang Aluminum Group ("Wanfang Group") to acquire 29% of equity interest in Jiaozuo Wanfang with a consideration of RMB247.454 million for the acquisition. Jiaozuo Wanfang was established in March 1999, the shares of which were listed on the Shanghai Stock Exchange in September 1999. It is principally engaged in aluminum melting.

3. Shareholding in Unlisted Financial Enterprises

Name	Initial investment amount *(RMB)*	Number of shareholding *(shares)*	Shareholdings in the Company *(%)*	Book value at end of the period *(RMB)*	Gain/loss during the reporting period *(RMB)*	Changes in owner's equity during the reporting period *(RMB)*	Ledger	Source of the shareholding
Dongxing Securities Co.,Ltd.	2,000,000	2,000,000	0.13	2,000,000	0	0	Available for sale financial assets	Long-term equity investment
ABC-CA Fund Management Co., Ltd.	30,000,000	30,000,000	15	25,257,646.03	-4,742,353.97	-4,742,353.97	Long-term equity investment	Shareholding
Total	32,000,000	32,000,000	/	27,257,646.03	-4,742,353.97	-4,742,353.97	/	/

0094

Connected Transactions

The connected transactions (as defined in the Hong Kong Listing Rules and the Listing Rules of SSE) undertaken by the Group during the reporting period should comply with and be in line with relevant requirements as required by Hong Kong Listing Rules and the Listing Rules of SSE.

Continuing Connected Transactions

Set out below are the annual caps for the continuing connected transactions as compared with the actual transaction amounts incurred by the Group in 2008. For the year ended December 31, 2008, the continuing connected transactions of the Company were calculated on a consolidated basis as follows.

Transactions	Consolidated consideration for the year ended December 31, 2008 *(in RMB million)*	Percentage to turnover for the year ended December 31, 2008	Annual caps in 2008 *(in RMB million)*
Expenditure:			
Transactions with Chinalco			
1. Social welfare and logistics services Provision of certain social welfare and logistics services by Chinalco to the Group	723	0.94%	2,003
2. Mutual provision of product supplies and Ancillary services Provision of product supplies and ancillary services by Chinalco to the Group	3,527	4.60%	4,200
3. Mineral supply Provision of bauxite and limestone by Chinalco to the Group	427	0.56%	643

Transactions	Consolidated consideration for the year ended December 31, 2008 (in RMB million)	Percentage to turnover for the year ended December 31, 2008	Annual caps in 2008 (in RMB million)
4. Engineering design, construction and supervisory service			
Provision of engineering design, construction and supervisory service by Chinalco to the Group	8,244	10.74%	11,000
5. Land use rights rental paid to Chinalco	884	1.15%	1,000
6. Building rentals paid to Chinalco	64	0.08%	100
Transactions with Xinan Aluminum (Group) Company Limited ("Xinan Aluminum")			
7. Purchase of aluminum alloy and aluminum alloy sheets by the Group	1,347	1.76%	4,600
Transactions with Fujian Nanping Aluminum Company Limited ("Nanping Aluminum")			
8. Purchase of aluminum alloy, aluminum alloy sheets and aluminum fabrication services by the Group	90	0.12%	400
Transactions with Guangxi Investment			
9. Purchase of aluminum by the Group	345	0.45%	815

0096

Transactions	Consolidated consideration for the year ended December 31, 2008 *(in RMB million)*	Percentage to turnover for the year ended December 31, 2008	Annual caps in 2008 *(in RMB million)*
Revenue:			
Transactions with Chinalco			
1. Provision of product supplies and ancillary services by the Group to Chinalco	4,832	6.30%	7,600
Transactions with Guizhou Provincial Materials Development and Investment Corporation ("Guizhou Development")			
2. Sales of primary aluminum by the Group to Guizhou Development	100	0.13%	400
Transactions with Guangxi Investment			
3. Sales of alumina and primary aluminum by the Group	1,352	1.76%	1,490
Transactions with Xinan Aluminum			
4. Sales of primary aluminum, aluminum alloy and processed aluminum alloy sheets (rolls) by the Group	2,961	3.86%	9,000
Transactions with Nanping Aluminum			
5. Sales of alumina and aluminum alloy ingots by the Group	286	0.37%	920
Transactions with Shanxi Guan Lv Company Limited ("Guan Lv")			
6. Sales of alumina and aluminum alloy ingots by the Group	133	0.17%	210

Notes:

1. *The independent non-executive directors of the Company have reviewed the above transactions and confirmed:*

   (i) *the transactions have been entered into in the ordinary and usual course of business of the Company;*

   (ii) *the terms of the transactions are fair and reasonable as far as the Company's shareholders are concerned;*

   (iii) *the transactions have been entered into on normal commercial terms or, where there are not sufficient comparable transactions to judge whether they are on normal commercial terms, they are on terms no less favourable than those available from or offered to independent third parties; and*

   (iv) *the transactions have been undertaken in accordance with the terms of relevant agreements governing such transactions.*

2. *The auditors of the Company have also reviewed these transactions in accordance with agreed procedures and submitted a letter stating the following matters:*

   (i) *the transactions have been approved by the Company's directors;*

   (ii) *the sample transactions reviewed have been entered into in accordance with the pricing policies of the Company and its subsidiaries;*

   (iii) *The sample transactions reviewed have been entered into in accordance with the terms of relevant agreements governing such transactions; and*

   (iv) *The transactions did not exceed the relevant annual caps disclosed in the previous announcements of the Company.*

Further information on the connected transactions of the year

I. Continuing Connected transactions

(1) Provision of services by Chinalco to the Group

Pursuant to the Provision of Engineering, Construction and Supervisory Services Agreement dated November 5, 2001, which was for an initial term of three years expiring on June 30, 2004 and subsequently extended by two extension agreements to December 31, 2009, Chinalco agreed to provide certain engineering, construction and supervisory services to the Group at the state-guidance price, and if there was no State-guidance price, then at market price. Such services are mainly provided by subsidiaries of Chinalco including China Aluminum International Engineering Co., Ltd.

With the approval of the independent shareholders given at the extraordinary general meeting held on February 27, 2007, the annual cap of the transactions under the above agreement was set at RMB3,970 million for each year from 2007 to 2009. Given the increase in projects and change in the contracting model, the annual caps for the continuing connected transactions under the agreement were revised to RMB11,000 million and RMB12,200 million respectively for each of the two years ending December 31, 2008 and 2009, as approved by the independent shareholders at the extraordinary general meeting held on December 29, 2008. For details, please refer to the circular published by the Company on November 10, 2008.

The actual transaction amounts between the Group and Chinalco during the reporting period are set out in the tables from page 91 to page 93.

Chinalco is a substantial shareholder of the Company and a connected person of the Company under the Hong Kong Listing Rules.

(2) Mutual provision of products between the Group and Guangxi Investment (including its subsidiaries and associates)

The Group had been selling alumina and aluminum ingots to Guangxi Investment since 2001 pursuant to relevant agreements, and purchasing alumina from Guangxi Huayin, an associate of Guangxi Investment, since May 2008 pursuant to the agreement made with Guanxi Huayin.

As approved at the extraordinary general meeting held on February 27, 2007, the annual caps for the continuing connected transactions in relation to the sales of alumina and primary aluminum to the subsidiaries of Guangxi Investment for each of the three years ending December 31, 2009 were set at RMB450 million each year. As the sales by the Group to Guangxi Investment increased, during the reporting period, the annual caps in respect of the sales of alumina and aluminum products to Guangxi Investment for the two years ending December 31, 2009 were revised to RMB 1,490 million for each year. The annual caps of the transactions with Guangxi Huayin (an associate of Guangxi Investment) for the purchase of alumina by the Group from Guangxi Huayin for the two years ending December 31, 2009 were set at RMB815 million and RMB 1,770 million respectively. For details, please refer to the announcement published by the Company on October 20, 2008.

In order to regulate the continuing connected transactions between the Group and Guangxi Investment (including its subsidiaries and associates), the Company and Guangxi Investment entered into the Mutual Provision of Products Framework Agreement on October 20, 2008, which is effective from the execution date until December 31, 2009. Pursuant to the agreement, the Group would continue to sell alumina and aluminum ingots to Guangxi Investment (including its subsidiaries and associates) and purchase alumina from Guangxi Investment (including its subsidiaries and associates).

For the actual amount of the transactions between the Group and Guangxi Investment during the reporting period, please refer to the tables on page 92 and page 93.

As Guangxi Investment is one of the promoters of the Company, pursuant to the Hong Kong Listing Rules, Guangxi Investment, its subsidiaries and associates are connected persons of the Company.

(3) Mutual Provision of Products and Services between the Group and Xinan Aluminum

Xinan Aluminum (including its subsidiaries and associates) has business relationships with the Company since the establishment of the Company in 2001, including the purchases of products from the Group and sales of products and services to the Group. Upon completion of the acquisition of 60% equity interests in Chalco Southwest Aluminum by the Company (see Page 100) on May 30, 2008, Xinan Aluminum, being a substantial shareholder (holding 40% equity interests) of Chalco Southwest Aluminum, became a connected person of the Company under the Hong Kong Listing Rules. The transactions between Xinan Aluminum and the Group therefore constituted connected transactions.

In order to regulate the continuing connected transactions between the Group and Xinan Aluminum (including its subsidiaries and associates), the Company and Xinan Aluminum entered into the Mutual Provision of Products and Services Framework Agreement on October 20, 2008, which is effective from June 1, 2008 until December 31, 2009. As approved at the extraordinary general meeting held on December 29, 2008, the annual caps for the sale transactions by the Group to Xinan Aluminum for the two years ending December 31, 2009 were set at RMB9,000 million and RMB7,000 million respectively while the purchase transactions by the Group from Xinan Aluminum were set at RMB4,600 million and RMB4,000 million respectively. For details of the transactions between the Group and Xinan Aluminum, please refer to the circular dated November 10, 2008.

For the actual amount of the transactions between the Group and Xinan Aluminum during the reporting period, please refer to the tables on page 92 and page 93.

Pursuant to the Hong Kong Listing Rules, Xinan Aluminum is a connected person of the Company by reason of its being a substantial shareholder of Chalco Southwest Aluminum.

(4) Mutual Provision of Products and Services between the Group and Guizhou Development

The continuing connected transactions between the Group and Guizhou Development include sale of aluminum ingots by Guizhou Development as an agent for the Company ("Agency Transactions") and sale of primary aluminum to the Group by Guizhou Development ("Sales Transactions").

During the reporting period, as the amount of Agency Transactions between the Group and Guizhou Development was de minimus under the Hong Kong Listing Rules, such transactions were not subject to any disclosure requirements under the Hong Kong Listing Rules.

Pursuant to the spot contract dated January 1, 2008 which was effective until December 31, 2008, Guizhou Development had purchased up to a maximum of 24,000 tonnes of primary aluminum at market price from one of the Company's indirect non-wholly owned subsidiaries, Chalco Kailin. The value of the transactions accrued up to June 30, 2008 was de minimus under the Hong Kong Listing Rules. It was estimated that the continuing of these transactions from July 1, 2008 would exceed the de minimus threshold and the transactions would be subject to the reporting requirements under the Hong Kong Listing Rules. The annual caps for the Sales Transactions between the Group and Guizhou Development for the two years ending December 31, 2009 were set at RMB 400 million and RMB450 million respectively. For details, please refer to the announcement published by the Company on October 20, 2008.

For the actual amount of the Sales transactions between the Group and Guizhou Development during the reporting period, please refer to the table on page 93.

Pursuant to the Hong Kong Listing Rules, Guizhou Development is a connected person of the Company by reason of its being a promoter of the Company.

(5) **Mutual Provision of Products and Services between the Group and Nanping Aluminum**

Upon completion of the acquisition of 75% equity interests in Chalco Ruimin by the Company (see Page 100) on May 30, 2008, Nanping Aluminum, being a substantial shareholder (holding 25% of its equity interests) of Chalco Ruimin, became a connected person of the Company. The transactions between Nanping Aluminum and the Group constituted connected transactions.

According to relevant agreements between the Group and Nanping Aluminum (including its subsidiaries and associates), Nanping Aluminum purchases alumina, primary aluminum and aluminum alloy ingots from the Group, and Chalco Ruimin, a subsidiary of the Company, purchases aluminum sheets and fabrication services from Nanping Aluminum. All the above transactions are conducted on normal commercial terms and at market prices. The annual caps for the transactions in relation to the sales of alumina, primary aluminum and aluminum alloy ingots by the Group to Nanping Aluminum for the two years ending December 31, 2009 were set at RMB920 million and RMB1,030 million respectively. The annual caps for the transactions in relation to Chalco Ruimin's purchase of aluminum sheets and fabrication services from Nanping Aluminum for the two years ending December 31, 2009 were set at RMB400 million and RMB450 million respectively. For details, please refer to the announcement published by the Company on October 20, 2008.

For the actual amount of the transactions between the Group and Nanping Aluminum during the reporting period, please refer to the table on page 92.

Pursuant to the Hong Kong Listing Rules, Nanping Aluminum is a connected person of the Company by reason of its being a substantial shareholder of Chalco Ruimin.

(6) Mutual Provision of Products and Services between the Group and Shanxi Guan Lv

Guan Lv purchases alumina and aluminum alloy ingots from the Group pursuant to a long term supply agreement dated August 22, 2006 (valid for 3 years from January 1, 2007 to December 31, 2009) and certain spot contracts signed from time to time. All the above continuing connected transactions are conducted on normal commercial terms and generally in cash with delivery against payment. The annual caps for such transactions for the two years ending December 31, 2009 were set at RMB210 million and RMB260 million respectively. For details, please refer to the announcement published by the Company on October 20, 2008.

For the actual amount of the transactions between the Group and Guan Lv during the reporting period, please refer to the table on page 93.

As Guan Lv holds 49% equity interests in Shanxi Huasheng, a subsidiary of the Company, pursuant to the Hong Kong Listing Rules, Guan Lv is a connected person of the Company.

Save for the above continuing connected transactions, the Company's other continuing connected transactions are transactions with Chinalco, which are conducted pursuant to relevant agreements in the ordinary course of business. During the reporting period, no changes were made to the annual caps of such transactions. For the actual amount of the transactions between the Group and Chinalco, please refer to the tables from page 91 to page 93.

II Connected Transactions

(1) Acquisition of equity interests in five aluminum fabrication plants and one aluminum production from Chinalco and China Nonferrous Metals Technology.

On May 12, 2008, the Company submitted a bid to acquire 100% of the equity interests in Longxing Aluminum Company Limited, 100% of the equity interests in Chalco Southwest Aluminum Cold Rolling, 84.02% of the equity interests in Chalco Henan Aluminum, 75% of the equity interests in Chalco Ruimin, 60% of the equity interests in Chalco Southwest Aluminum. and 56.86% of the equity interests in Huaxi Aluminum from Chinalco and China Nonferrous Metals Technology. The equity interests of the above companies were listed on China Beijing Equity Exchange for bidding at a consideration of RMB4,174.7589 million. The three parties entered into a transfer agreement on May 21, 2008 and completed all transfer procedures on May 30, 2008. Chinalco is a substantial shareholder in the Company and a connected person of the Company under the Hong Kong Listing Rules.

(2) Engaging Huasheng Jiangquan to construct a new aluminum smelter

Pursuant to an agreement dated 30 July 2008, Shandong Huayu Aluminum and Power Co., Ltd. ("Huayu Aluminum"), a non wholly-owned subsidiary of the Company, engaged Huasheng Jiangquan Group Co., Ltd. ("Huasheng Jiangquan ") to construct an aluminum smelter with an annual capacity of 100,000 tonnes in Linyi City, Shandong Province. The construction period was from January 2008 to December 2008. The consideration for the agreement was RMB420.09 million (of which approximately RMB340.14 million had been paid up to December 31, 2008), which was determined in accordance with the Pricing Standard on Construction Estimates of the Nonferrous Metals Industry drawn up by the China Nonferrous Metals Industry Association, adjusted with reference to the local conditions in Shandong province. For relevant details, please refer to the announcement published by the Company on November 3, 2008.

As Huasheng Jiangquan is the holding company of Linyi Jiangtai Aluminum Co., Ltd. which, in turn, is a substantial shareholder of Huayu Aluminum, a non wholly-owned subsidiary of the Company, pursuant to the Hong Kong Listing Rules, Huasheng Jiangquan is a connected person of the Company.

(3) Acquisition of Assets from Pingguo Aluminum

By an asset acquisition agreement dated 30 September 2008, the Company agreed to acquire and Pingguo Aluminum Company ("Pingguo Aluminum") agreed to sell certain of its assets to the Company. The assets include the majority but not all of Pingguo Aluminum's assets, mainly comprising of an alloy plant and related equipment, interest in Pingguo Aluminum Building Company, a fleet of passenger vehicles and other ancillary facilities and apparatus. The assets retained by Pingguo Aluminum consist of a hospital, a child care centre, a guest house and certain allocated land. The consideration of the acquisition is RMB96.3927 million, which was determined based on the appraised value of Pingguo Aluminum's net assets as at September 30, 2007 by an independent and duly qualified PRC valuer appointed by the Company. The consideration would be paid in cash within 5 days from the effective date of the agreement. Currently, the transaction has been completed. For details, please refer to the announcement published by the Company on October 20, 2008.

Pursuant to the Listing Rules, Pingguo Aluminum is a connected person of the Company by reason of its being a wholly-owned subsidiary of Chinalco.

(4) During the reporting period, save as to the connected transaction relating to the debts guarantee between the Company and related parties as disclosed in the notes to the consolidated financial statement, there was no non-recurring debts due to or from the Company or any guarantee.

Independent Auditor's Report

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888
www.pwchk.com

Independent Auditor's Report

To the shareholders of Aluminum Corporation of China Limited
(incorporated in the People's Republic of China with limited liability)

We have audited the consolidated financial statements of Aluminum Corporation of China Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 104 to 251, which comprise the consolidated and Company balance sheets as of December 31, 2008, and the consolidated income statement, the consolidated statement of changes in shareholders' equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

0106

PRICEWATERHOUSECOOPERS

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as of December 31, 2008 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, March 27, 2009

0101

Consolidated Balance Sheet

As of December 31, 2008
(Amounts expressed in thousands of RMB unless otherwise stated)

	Note	2008	2007 Restated (Note 5)
ASSETS			
Non-current assets			
Intangible assets	6	**2,966,879**	2,688,232
Property, plant and equipment	7	**86,014,123**	69,285,278
Land use rights	8	**1,730,550**	1,460,681
Interests in jointly controlled entities	10(a)	**701,850**	636,296
Interests in associates	10(b)	**104,809**	553,920
Available-for-sale financial assets	11	**38,714**	40,113
Deferred income tax assets	12	**698,504**	562,173
Other non-current assets	13	**785,103**	346,496
Total non-current assets		93,040,532	75,573,189
Current assets			
Prepaid income tax		**748,668**	—
Inventories, net	14	**19,876,015**	15,369,782
Accounts receivable, net	15	**2,035,324**	3,718,806
Other current assets, net	16	**3,473,531**	2,123,623
Financial assets at fair value through profit or loss		**57,864**	8,103
Bank balances and cash	17	**16,295,585**	9,054,565
Total current assets		**42,486,987**	30,274,879
Total assets		**135,527,519**	105,848,068

0108

Consolidated Balance Sheet *(Continued)*

As of December 31, 2008
(Amounts expressed in thousands of RMB unless otherwise stated)

	Note	**2008**	2007 Restated (Note 5)
SHAREHOLDERS' EQUITY			
Share capital and reserves attributable to equity holders of the Company			
Share capital	18(a)	**13,524,488**	13,524,488
Reserves		**18,985,988**	23,151,365
Retained earnings			
Proposed dividend	32	—	716,798
Others		**22,488,006**	23,295,412
		54,998,482	60,688,063
Minority interest		**5,198,340**	3,805,144
Total shareholders' equity		**60,196,822**	64,493,207
LIABILITIES			
Non-current liabilities			
Borrowings	19	**36,132,552**	17,459,597
Deferred income tax liabilities	12	**53,768**	172,460
Other non-current liabilities	13	**693,549**	180,555
Total non-current liabilities		**36,879,869**	17,812,612

0107

Consolidated Balance Sheet *(Continued)*

As of December 31, 2008
(Amounts expressed in thousands of RMB unless otherwise stated)

	Note	2008	2007 Restated (Note 5)
Current liabilities			
Accounts payable	20	**4,761,940**	4,486,141
Other payables and accrued expenses	21	**11,151,653**	7,162,129
Financial liabilities at fair value through profit or loss		**114,047**	—
Dividends payable		**108,812**	37,015
Current income tax liabilities		**24,161**	510,416
Borrowings	19	**22,290,215**	11,346,548
Total current liabilities		**38,450,828**	23,542,249
Total liabilities		**75,330,697**	41,354,861
Total shareholders' equity and liabilities		**135,527,519**	105,848,068
Net current assets		**4,036,159**	6,732,630
Total assets less current liabilities		**97,076,691**	82,305,819

The notes on pages 117 to 251 are an integral part of these consolidated financial statements.

Jianchuan Luo
Director

Jihua Chen
Director

0110

Balance Sheet

As of December 31, 2008
(Amounts expressed in thousands of RMB unless otherwise stated)

	Note	**2008**	2007
ASSETS			
Non-current assets			
Intangible assets	6	**2,796,273**	2,676,724
Property, plant and equipment	7	**55,229,897**	45,679,629
Land use rights	8	**386,878**	241,122
Investments in subsidiaries	9	**10,629,464**	7,099,198
Interests in jointly controlled entities	10(a)	**718,398**	654,516
Interests in associates	10(b)	**105,600**	323,054
Available-for-sale financial assets	11	**7,000**	7,000
Deferred income tax assets	12	**350,336**	273,870
Other non-current assets	13	**254,764**	85,654
Total non-current assets		**70,478,610**	57,040,767
Current assets			
Prepaid income tax		**615,907**	—
Inventories, net	14	**11,705,718**	9,654,909
Accounts receivable, net	15	**4,478,281**	2,661,544
Other current assets, net	16	**3,120,883**	1,903,819
Bank balances and cash	17	**7,030,857**	5,121,705
Total current assets		**26,951,646**	19,341,977
Total assets		**97,430,256**	76,382,744

Balance Sheet (Continued)

As of December 31, 2008
(Amounts expressed in thousands of RMB unless otherwise stated)

	Note	2008	2007
SHAREHOLDERS' EQUITY			
Share capital and reserves			
Share capital	18(a)	**13,524,488**	13,524,488
Reserves	18(b)	**19,981,862**	21,243,160
Retained earnings			
Proposed dividend	32	—	716,798
Others		**20,735,428**	20,668,229
Total shareholders' equity		**54,241,778**	56,152,675
LIABILITIES			
Non-current liabilities			
Borrowings	19	**24,723,465**	7,274,037
Deferred income tax liabilities	12	—	147,144
Other non-current liabilities	13	**178,730**	148,297
Total non-current liabilities		**24,902,195**	7,569,478

0112

Balance Sheet *(Continued)*

As of December 31, 2008
(Amounts expressed in thousands of RMB unless otherwise stated)

	Note	2008	2007
Current liabilities			
Accounts payable	20	**2,638,718**	2,829,364
Other payables and accrued expenses	21	**4,808,860**	4,886,564
Dividends payable	32	**—**	19,415
Current income tax liabilities		**—**	323,839
Borrowings	19	**10,838,705**	4,601,409
Total current liabilities		**18,286,283**	12,660,591
Total liabilities		**43,188,478**	20,230,069
Total shareholders' equity and liabilities		**97,430,256**	76,382,744
Net current assets		**8,665,363**	6,681,386
Total assets less current liabilities		**79,143,973**	63,722,153

The notes on pages 117 to 251 are an integral part of these financial statements.

Jianchuan Luo
Director

Jihua Chen
Director

Consolidated Income Statement

For the year ended December 31, 2008
(Amounts expressed in thousands of RMB unless otherwise stated)

	Note	2008	2007 Restated (Note 5)
Revenue	23	**76,725,941**	85,198,835
Cost of sales	23	**(70,073,660)**	(64,936,133)
Gross profit		**6,652,281**	20,262,702
Selling and distribution expenses	24	**(1,562,409)**	(1,355,534)
General and administrative expenses	25	**(3,462,472)**	(3,042,363)
Research and development expenses		**(177,507)**	(229,803)
Other gains, net	23	**372,771**	158,913
Operating profit		**1,822,664**	15,793,915
Interest income		**193,046**	198,193
Interest expense		**(1,864,742)**	(1,226,175)
Exchange loss, net		**(37,870)**	(12,189)
Finance costs, net		**(1,709,566)**	(1,040,171)
Operating profit after finance costs		**113,098**	14,753,744
Shares of profits/(losses) of jointly controlled entities	10(a)	**1,672**	(3,381)
Shares of profits of associates	10(b)	**10,045**	241,945
Profit before income tax benefits/(expense)		**124,815**	14,992,308
Income tax benefits/(expense)	29	**33,557**	(2,869,210)
Profit for the year		**158,372**	12,123,098

0114

Consolidated Income Statement *(Continued)*

For the year ended December 31, 2008
(Amounts expressed in thousands of RMB unless otherwise stated)

	Note	2008	2007 Restated (Note 5)
Attributable to:			
Equity holders of the Company		**9,228**	10,753,042
Minority interest		**149,144**	1,370,056
		158,372	12,123,098
Basic earnings per share for profit attributable to the equity holders of the Company *(expressed in RMB per share)*	31	**RMB0.00068**	RMB0.84
Dividends		**703,273**	4,131,749

0115

The notes on pages 117 to 251 are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Shareholders' Equity

For the year ended December 31, 2008
(Amounts expressed in thousands of RMB unless otherwise stated)

	Attributable to equity holders of the Company							Minority interest	Total shareholders' equity
	Share capital *(Note18(a))*	Capital reserve *(Note18(b)(i))*	Statutory surplus reserve *(Note18(b)(ii))*	Discretionary surplus reserve	Cumulative translation difference	Available-for-sale financial asset revaluation reserve	Retained earnings		
As of January 1, 2007, as previously stated	11,649,876	10,521,480	5,384,956	70,867	—	—	17,168,564	4,470,819	49,266,562
Common control business combinations *(Note 5)*	—	2,248,660	63,814	656	—	—	(177,348)	888,237	3,024,019
As of January 1, 2007, as restated	11,649,876	12,770,140	5,448,770	71,523	—	—	16,991,216	5,359,056	52,290,581
Changes in equity for the year ended December 31, 2007									
Fair value changes from available-for-sale financial asset - gross *(Note 11)*	—	—	—	—	—	8,879	—	5,608	14,487
Fair value changes from available-for-sale financial asset - tax *(Note 12)*	—	—	—	—	—	(1,332)	—	(841)	(2,173)
Adjustment on equity change of an associate	—	168	—	—	—	—	—	—	168
Cumulative translation difference	—	—	—	—	10,047	—	—	—	10,047
Net income recognized directly in equity	—	168	—	—	10,047	7,547	—	4,767	22,529
Profit for the year ended December 31, 2007	—	—	—	—	—	—	10,753,042	1,370,056	12,123,098
Total recognized income and expense for the year	—	168	—	—	10,047	7,547	10,753,042	1,374,823	12,145,627
Issuance of new shares	1,874,612	7,852,275	—	—	—	—	—	—	9,726,887
Share issuance expenses	—	(179,000)	—	—	—	—	—	—	(179,000)
Acquisitions of minority interest *(Note 5)*	—	(3,028,896)	—	—	—	—	—	(2,472,094)	(5,500,990)
Capital injection from minority interest	—	—	—	—	—	—	—	10,094	10,094
Profit appropriation									
Appropriation of surplus reserve	—	—	1,083,388	—	—	—	(1,083,388)	—	—
Distribution to shareholders	—	—	—	—	—	—	(3,533,257)	(466,735)	(3,999,992)
Adjustment to surplus reserves *(Note 18(b)(ii))*	—	—	(813,074)	(71,523)	—	—	884,597	—	—
As of December 31, 2007	13,524,488	17,414,687	5,719,084	—	10,047	7,547	24,012,210	3,805,144	64,493,207

Consolidated Statement of Changes in Shareholders' Equity *(Continued)*

For the year ended December 31, 2008
(Amounts expressed in thousands of RMB unless otherwise stated)

	Attributable to equity holders of the Company							Minority interest	Total shareholders' equity
	Share capital *(Note18(a))*	Capital reserve *(Note18(b)(i))*	Statutory surplus reserve *(Note18(b)(ii))*	Discretionary surplus reserve	Cumulative translation difference	Available-for-sale financial asset revaluation reserve	Retained earnings		
As of January 1, 2008, as previously stated	13,524,488	15,039,593	5,719,084	—	10,047	7,547	23,643,388	3,072,622	61,016,769
Common control business combinations *(Note 5)*	—	2,375,094	—	—	—	—	368,822	732,522	3,476,438
As of January 1, 2008, as restated	13,524,488	17,414,687	5,719,084	—	10,047	7,547	24,012,210	3,805,144	64,493,207
Changes in equity for the year ended December 31, 2008									
Fair value changes from available-for-sale financial asset - gross *(Note 11)*	—	—	—	—	—	(7,048)	—	(4,451)	(11,499)
Fair value changes from available-for-sale financial asset - tax *(Note 12)*	—	—	—	—	—	1,057	—	668	1,725
Grants payable transferred to capital reserve	—	98,000	—	—	—	—	—	—	98,000
Cumulative translation difference	—	—	—	—	(180,400)	—	—	—	(180,400)
Net loss recognized directly in equity	—	98,000	—	—	(180,400)	(5,991)	—	(3,783)	(92,174)
Profit for the year ended December 31, 2008	—	—	—	—	—	—	9,228	149,144	158,372
Total recognized income and expense for the year	—	98,000	—	—	(180,400)	(5,991)	9,228	145,361	66,198
Common control business combinations *(Note 5)*	—	(4,223,414)	—	—	—	—	—	(26,441)	(4,249,855)
Reversal of over-provision of share issuance expenses	—	28,000	—	—	—	—	—	—	28,000
Acquisition of a subsidiary *(Note 9)*	—	—	—	—	—	—	—	1,171,803	1,171,803
Acquisition of minority interest *(Note 9)*	—	—	—	—	—	—	—	2,958	2,958
Disposals of subsidiaries	—	—	—	—	—	—	—	(7,554)	(7,554)
Capital injection from minority interest	—	—	—	—	—	—	—	555,443	555,443
Others	—	5,067	—	—	—	—	—	27,956	33,023
Profit appropriation									
Appropriation of surplus reserve	—	—	113,361	—	—	—	(113,361)	—	—
Distribution to shareholders	—	—	—	—	—	—	(1,420,071)	(476,330)	(1,896,401)
As of December 31, 2008	13,524,488	13,322,340	5,832,445	—	(170,353)	1,556	22,488,006	5,198,340	60,196,822

The notes on pages 117 to 251 are an integral part of these consolidated financial statements.

Consolidated Cash Flow Statement

For the year ended December 31, 2008
(Amounts expressed in thousands of RMB unless otherwise stated)

	Note	2008	2007 Restated (Note 5)
Cash flows generated from operating activities			
Profit before income tax expense		**124,815**	14,992,308
Shares of (profits)/losses of jointly controlled entities		**(1,672)**	3,381
Shares of profits of associates		**(10,045)**	(241,945)
Depreciation of property, plant and equipment	7	**5,269,853**	4,821,208
Net loss on disposal of property, plant and equipment	28	**59,189**	167,953
Impairment loss on property, plant and equipment	28	**1,334**	13,249
Amortization of intangible assets	6	**52,755**	31,056
Expensing off prepaid land use rights		**46,501**	47,677
Amortization of long-term deferred expenses		**87,806**	76,028
Loss/(Gain) on disposals of investments		**324**	(3,484)
Realized and unrealized gain on futures and option contracts	23	**(267,328)**	(108,362)
Interest income		**(193,046)**	(198,193)
Interest expense		**1,864,742**	1,226,175
Others		**(4,986)**	—
		7,030,242	20,827,051
Changes in working capital:			
Increase in inventories		**(3,860,311)**	(2,939,644)
Decrease/(Increase) in accounts receivable		**1,998,898**	(556,751)
(Increase)/Decrease in other current assets		**(1,303,371)**	85,359
Increase in restricted cash		**(104,213)**	(6,122)
Increase in other non-current assets		**(396,526)**	(230,487)
(Decrease)/Increase in accounts payable		**(66,125)**	136,760
Increase/(Decrease) in other payables and accrued expenses		**3,186,343**	(1,166,223)
(Decrease)/Increase in other non-current liabilities		**(14,759)**	27,475
Cash generated from operating activities		**6,470,178**	16,177,418
Interest received		**186,683**	96,069
Interest paid		**(2,563,012)**	(1,490,304)
PRC enterprise income taxes paid		**(1,639,415)**	(4,130,577)
Net cash generated from operating activities		**2,454,434**	10,652,606

Consolidated Cash Flow Statement *(Continued)*

For the year ended December 31, 2008
(Amounts expressed in thousands of RMB unless otherwise stated)

	Note	2008	2007 Restated (Note 5)
Cash flows generated from investing activities			
Purchases of intangible assets		**(180,814)**	(124,293)
Purchases of property, plant and equipment		**(16,788,443)**	(10,850,232)
Purchases of land use rights		**(277,397)**	(440,799)
Proceeds from sales of property, plant and equipment		**23,225**	165,302
Proceeds from disposal of an associate		—	790
Cash and cash equivalents acquired from acquisitions of subsidiaries	5	**247,784**	313,662
Investment in a jointly controlled entity	10(a)	**(63,882)**	(63,883)
Investment in an associate	10(b)	**(30,000)**	—
Acquisition of minority interest		—	(564,865)
Acquisitions of subsidiaries		**(4,858,396)**	(140,000)
Increase of available-for-sale financial assets		—	(2,500)
Decrease in short-term cash investment		—	2,981,946
Dividend received		**33,067**	52,004
Prepaid investment		**(250,000)**	—
Interest received		**6,364**	130,391
Others		**(66,002)**	(20,972)
Net cash used in investing activities		**(22,204,494)**	(8,563,449)

Consolidated Cash Flow Statement *(Continued)*

For the year ended December 31, 2008
(Amounts expressed in thousands of RMB unless otherwise stated)

	Note	2008	2007 Restated (Note 5)
Cash flows generated from financing activities			
Issuance of shares, net of issuance expenses		—	(119,000)
Issuance of short-term bonds, net of issuance expenses	19(d)	**4,980,000**	2,988,000
Issuance of medium-term notes, net of issuance expenses	19(b)	**9,970,000**	—
Issuance of long-term bonds, net of issuance expenses	19(b)	—	1,978,500
Repayments of short-term bonds		**(3,000,000)**	(5,000,000)
Drawdown of short-term loans		**21,107,101**	7,160,149
Drawdown of long-term loans		**11,294,303**	5,101,948
Shareholder's loans		**276,270**	180,000
Repayments of short-term loans		**(13,432,454)**	(8,224,234)
Repayments of long-term loans		**(2,616,640)**	(3,929,976)
Dividends paid by subsidiaries to minority shareholders		**(386,891)**	(476,889)
Capital injection from minority shareholders		**184,800**	10,094
Dividends paid		**(1,439,486)**	(3,528,563)
Investment refund to minority shareholders of a subsidiary		—	(94,128)
Net cash generated from/(used in) financing activities		**26,937,003**	(3,954,099)
Net increase/(decrease) in cash and cash equivalents		**7,186,943**	(1,864,942)
Cash and cash equivalents at beginning of the year		**8,824,971**	10,691,925
Exchange losses on cash and cash equivalents		**(29,785)**	(2,012)
Cash and cash equivalents at end of the year	17	**15,982,129**	8,824,971

The notes on pages 117 to 251 are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2008
(Amounts expressed in thousands of RMB unless otherwise stated)

1. General information

Aluminum Corporation of China Limited (中國鋁業股份有限公司) (the "Company") and its subsidiaries (together the "Group") are principally engaged in bauxite mining, alumina refining and aluminum smelting. Its principal products are alumina, primary aluminum and aluminum fabrication products.

The Company is a joint stock company incorporated on September 10, 2001 in the People's Republic of China (the "PRC") with limited liability. The address of its registered office is No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC.

The Company had its dual listing on The Stock Exchange of Hong Kong Limited and New York Stock Exchange in 2001. The Company also listed its A shares on the Shanghai Stock Exchange (the "SSE") on April 30, 2007.

These consolidated financial statements have been approved for issue by the Board of Directors on March 27, 2009.

2. Summary of significant accounting policies

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation of financial statements

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets and liabilities at fair value through profit and loss (including derivative instruments).

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

2. Summary of significant accounting policies *(Continued)*

(a) Basis of preparation of financial statements *(Continued)*

Standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group

The following standards and amendments to existing standards have been published and are relevant to the operations of the Group. They are mandatory for the Group's accounting periods beginning on or after January 1, 2009 or later periods, but has not been early adopted by the Group:

- Hong Kong Accounting Standard ("HKAS") 1 (Revised), 'Presentation of financial statements' (effective for annual periods beginning on or after January 1, 2009). The revised standard will prohibit the presentation of items of income and expenses (that is, 'non-owner changes in shareholders' equity') in the statement of changes in shareholders' equity, requiring 'non-owner changes in equity' to be presented separately from owner changes in equity. All non-owner changes in equity will be required to be shown in a performance statement, but entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the consolidated income statement and statement of comprehensive income). Where entities restate or reclassify comparative information, they will be required to present a restated balance sheet as at the beginning comparative period in addition to the current requirement to present balance sheets at the end of the current period and comparative period. The Group will apply HKAS 1 (Revised) from January 1, 2009. It is likely that both the consolidated income statement and statement of comprehensive income will be presented as performance statements.

- HKAS 23 (Revised), 'Borrowing costs' (effective for annual periods beginning on or after January 1, 2009). The amendment requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The adoption of HKAS 23 (Revised) will not affect the Group as interest and other costs on borrowings to finance the construction of property, plant and equipment are capitalized under the existing accounting policy of the Group.

(Amounts expressed in thousands of RMB unless otherwise stated)

2. Summary of significant accounting policies *(Continued)*

(a) Basis of preparation of financial statements *(Continued)*

Standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group (Continued)

- HKAS 27 (Revised), 'Consolidated and separate financial statements' (effective for annual periods beginning on or after July 1, 2009). The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost where any remaining interest in the entity is re-measured to fair value and a gain or loss is recognized in profit or loss. The adoption of HKAS 27 (Revised) will not affect the Group as changes in non-controlling interests which do not lead to loss of control in a subsidiary are recorded in equity under the existing accounting policy of the Group.

- HKAS 27 (Amendment), "Cost of an investment in a subsidiary, jointly controlled entity or associate" (effective for annual periods beginning on or after July 1, 2009). The amendment removes the definition of the cost method from HKAS 27 and includes a requirement to present dividends as income in the separate financial statements of the investor. The Company will apply HKAS 27 (Amendment) prospectively from January 1, 2010 in the separate financial statements.

- HKFRS 3 (Revised), 'Business combinations' (effective for annual periods beginning on or after July 1, 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the consolidated income statement. There is a choice on an acquisition by acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs should be expensed. The Group will apply HKFRS 3 (Revised) in its financial statements from any acquisition effective after December 31, 2009.

- HKFRS 8, 'Operating segments' (effective for annual periods beginning on or after January 1, 2009). HKFRS 8 replaces HKAS 14 and requires a "management approach", under which segment information is presented on the same basis as that used for internal reporting purposes. The Group will apply HKFRS 8 from January 1, 2009. Management considered there is no material impact from adopting this new standard on the financial statements of the Group.

(Amounts expressed in thousands of RMB unless otherwise stated)

2. Summary of significant accounting policies *(Continued)*

(a) Basis of preparation of financial statements *(Continued)*

Standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group (Continued)

- Improvements to HKFRSs issued by the Hong Kong Institute of Certified Public Accountants published in October 2008

  — HKAS 1 (Amendment), 'Presentation of financial statements' (effective for annual period beginning on or after January 1, 2009). The amendment clarifies that some rather than all financial assets and liabilities classified as held for trading in accordance with HKAS 39, 'Financial instruments: recognition and measurement' are examples of current assets and liabilities respectively. The Group will apply the HKAS 1 (Amendment) from January 1, 2009. It is not expected to have a material impact on the Group's financial statements.

  — HKAS 19 (Amendment), 'Employee benefits' (effective for annual period beginning on or after January 1, 2009)

    — The distinction between short-term and long-term employee benefits will be based on whether benefits are due to be settled within or after 12 months of employee service being rendered.

    — HKAS 37, 'Provisions, contingent liabilities and contingent assets' requires contingent liabilities to be disclosed, not recognized. HKAS 19 has been amended to be consistent.

  The Group will apply HKAS 19 (Amendment) from January 1, 2009. It is not expected to have a material impact on the Group's financial statements.

  — HKAS 20 (Amendment), 'Accounting for government grants and disclosure of government assistance' (effective for annual period beginning on or after January 1, 2009). The benefit of a below-market rate government loan is measured as the difference between the carrying amount in accordance with HKAS 39, 'Financial instruments: recognition and measurement' and the proceeds received with the benefit accounted for in accordance with HKAS 20. The Group will apply HKAS 20 (Amendment) from January 1, 2009. The impact is still assessed by the management.

(Amounts expressed in thousands of RMB unless otherwise stated)

2. Summary of significant accounting policies *(Continued)*

(a) Basis of preparation of financial statements *(Continued)*

Standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group (Continued)

- Improvements to HKFRSs issued by the Hong Kong Institute of Certified Public Accountants published in October 2008 *(Continued)*

  — HKAS 28 (Amendment), 'Investments in associates' (and consequential amendments to HKAS 32, 'Financial Instruments: presentation' and HKFRS 7, 'Financial instruments: disclosures') (effective for annual period beginning on or after January 1, 2009). An investment in an associate is treated as a single asset for the purposes of impairment testing and any impairment loss is not allocated to specific assets included within the investment, for example, goodwill. Reversals of impairment are recorded as an adjustment to the investment balance to the extent that the recoverable amount of the associate increases. The Group will apply the HKAS 28 (Amendment) to impairment tests related to investments in associates and any related impairment losses from January 1, 2009.

  — HKAS 36 (Amendment), 'Impairment of assets' (effective for annual period beginning on or after January 1, 2009). Where fair value less costs to sell is calculated on the basis of discounted cash flows, disclosures equivalent to those for value-in-use calculation should be made. The Group will apply the HKAS 36 (Amendment) and provide the required disclosure where applicable for impairment tests from January 1, 2009.

  — HKAS 38 (Amendment), 'Intangible assets' (effective for annual period beginning on or after January 1, 2009). The amendment deletes the wording that states that there is 'rarely, if ever' support for use of a method that results in a lower rate of amortization than the straight line method. The amendment will not currently have an impact on the Group's operations as all intangible assets are currently amortized using the straight line method.

2. Summary of significant accounting policies *(Continued)*

(a) Basis of preparation of financial statements *(Continued)*

Standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group (Continued)

- Improvements to HKFRSs issued by the Hong Kong Institute of Certified Public Accountants published in October 2008 *(Continued)*

  — HKFRS 5 (Amendment), 'Non-current assets held for sale and discontinued operations' (effective for annual period beginning on or after July 1, 2009). The amendment clarifies that all assets and liabilities of a subsidiary are classified as held for sale if a partial disposal sale plan results in loss of control, and relevant disclosure should be made for this subsidiary if the definition of a discontinued operation is met. The Group will apply the HKFRS 5 (Amendment) prospectively to all partial disposals of subsidiaries resulting from loss of control from January 1, 2010.

  — There are a number of minor amendments to HKAS 8, 'Accounting policies, changes in accounting estimates and errors', HKAS 10, 'Events after the balance sheet date', HKAS 16 'Property, plant and equipment', HKAS 20, HKAS 23, HKAS 34, 'Interim financial reporting' and HKFRS 7, which are not addressed above. These amendments are unlikely to have material impact on the Group's financial statements.

2. Summary of significant accounting policies *(Continued)*

(b) Consolidated financial statements

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to December 31.

(i) Subsidiaries

Subsidiaries are investees over which the Group has the power to exercise control, i.e. the power to govern the financial and operating policies and obtains benefits from the operating activities of the investees. When determining whether the Group exercises control over an investee, the impact from potential voting rights of the investee, such as currently convertible bonds and exercisable warrants, etc. is taken into account.

Subsidiaries are consolidated from the date when control is transferred to the Group. They are de-consolidated from the date when control ceases. All the significant intra-group balances, transactions and unrealized profit are eliminated in the preparation of the consolidated financial statements. The portion of the shareholders' equity and current period profit or loss of the subsidiaries, which is not attributable to the parent company, is separately presented as minority interest in the shareholders' equity and net profit in the consolidated financial statements.

When there is any inconsistency in the accounting policies or financial periods adopted between subsidiaries and the Company, the financial statements of subsidiaries are adjusted according to the accounting policies or financial period adopted by the Company in preparing consolidated financial statements.

2. Summary of significant accounting policies *(Continued)*

(b) Consolidated financial statements *(Continued)*

(i) Subsidiaries *(Continued)*

(a) Common control business combination

Merger accounting method stipulated under Hong Kong Accounting Guideline 5 'Merger accounting for common control combinations' is used to account for acquisitions of businesses under common control before and after the acquisitions. The difference between fair value of acquisition consideration and carrying amount of net assets acquired is adjusted to capital reserve. When equity securities are used as acquisition consideration, the carrying amount of net assets acquired is recognized as deemed acquisition costs. Direct costs attributable to the business combination are recorded in current period profit and loss. Any charges or commission arising from issuance of equity securities for business combination are offset against premium of those equity securities.

The consolidated financial statements incorporate the financial statements of the combining entities or businesses in which the common control combination occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling party. The net assets of the combining entities or businesses are combined using the existing carrying amounts from the controlling parties' perspective. The consolidated income statement includes the results of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under common control (whichever period is shorter regardless of the date of the common control combination). The comparative amounts in the consolidated financial statements are presented as if those entities or businesses had been combined at the previous balance sheet date or when they first came under common control (whichever period is shorter).

2. Summary of significant accounting policies *(Continued)*

(b) Consolidated financial statements *(Continued)*

(i) Subsidiaries *(Continued)*

(b) Non-common control business combination

Purchase accounting is used to account for the acquisitions of subsidiaries by the Group from third parties. The acquisition costs and identifiable net assets obtained by acquirer are measured at the fair value on the acquisition date. Related separate financial statements are adjusted on the basis of the fair value of the identifiable net assets on acquisition date when preparing consolidated financial statements. The excess of acquisition costs over the proportionate share of the fair value of the identifiable net assets acquired is recorded as goodwill. The shortfall of acquisition costs to the proportionate share of the fair value of the identifiable net assets acquired is recognized through current period profit and loss.

Direct costs attributable to the business combination are recorded as acquisition costs. Any charges or commission arising from issuance of equity securities for business combination are offset against premium of those equity securities.

In balance sheet of the Company, investments in subsidiaries are stated at cost less provision for impairment losses (if any) (Note 2(i)). Investment income from investments in subsidiaries is accounted for by the Company based on dividends received and receivable to the extent of proportionate share to cumulated profit generated by the investees in post-investment period. Any excess profit appropriation or cash dividends received is regarded as a return of initial investment cost.

(ii) Transactions with minority interest

The Group treats transactions with minority interest as transactions with equity owners of the Group. When accounting for acquisition of minority interest in consolidated financial statements, the difference between the increased long-term equity investment cost arising from acquisition of minority interest and proportionate share of carrying amounts of net identifiable assets newly acquired calculated from the acquisition date is adjusted to equity. Upon disposal of minority interest, difference between consideration received and related share of minority interest is recorded in equity.

2. Summary of significant accounting policies *(Continued)*

(b) Consolidated financial statements *(Continued)*

(iii) Jointly controlled entities and associates

A jointly controlled entity is an investee over which the Group and other parties exercise joint control. An associate is an investee over which the Group has significant influence on the financial and operating decisions.

Investments in jointly controlled entities and associates are initially recognized at cost and are subsequently measured using the equity method of accounting. The excess of the initial investment cost over the proportionate share of the fair value of identifiable net assets of investee acquired is included in the initial investment cost. Any shortfall of the initial investment cost to the proportionate share of the fair value of identifiable net assets of investee acquired is recognized in current period profit and loss and long-term investment cost is adjusted accordingly.

When applying equity accounting, the Group recognized investment income based on the proportionate share of net profit or loss of the investees. Net losses of investees are recognized to the extent of carrying amount of long-term equity investments and any other constituting long-term equity investments in investees in substance. However, the Group will continue to recognize investment losses and provision should it bears additional obligations which meet the recognition criteria under the provision standard. The Group recognizes into related equity items based on its proportionate share on other shareholders' equity movements of the investees other than net profit or loss, given there is no change in shareholding ratio. When the investees appropriate profit or declare dividends, the carrying amount of long-term equity investments are reduced correspondingly by the proportionate share of the distribution. Profit or loss from transactions between the Group and the investees is eliminated to the extent of the Group's interest in the investees. Loss from transactions between the Group and the investees is fully recognized and not eliminated when there is evidence for asset impairment.

In the Company's balance sheet, the investments in jointly controlled entities and associates are stated at cost less provision for impairment losses (if any) (Note 2(i)). Investment income from investments in jointly controlled entities and associates is accounted for by the Company based on dividends received and receivable.

2. Summary of significant accounting policies *(Continued)*

(c) Segment reporting

A business segment is a significant part of the Group which can be identified and provides a single or groups of products or services. Such a segment is subject to risks and rewards that are different from those of other business segments. A geographical segment is a part of the Group which can be identified and provides products or services within a particular economic environment. Such a segment is subject to risks and rewards of providing goods or services that are different from those of segments operating in other economic environments.

The Group presents business segment as its primary segments reporting. Transaction pricing among segments are set based on the market prices.

(d) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Renminbi ("RMB"), which is the Company's functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency at the spot exchange rate on the transaction date.

On the balance sheet date, foreign currency monetary items are translated into the functional currency at the spot exchange rate on the balance sheet date. Exchange difference is directly expensed in current period profit and loss unless it arises from foreign currency specific loans borrowed for purchasing, constructing or producing qualifying assets which is eligible for capitalization. Foreign currency non-monetary items measured at the historical cost are translated at the spot exchange rate on the transaction date.

2. Summary of significant accounting policies *(Continued)*

(e) Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of an equity investment over the proportionate share of the fair value of the net identifiable assets of the investee at the date of investment.

Goodwill arising from business combination is included in 'intangible assets' of consolidated financial statements. The excess of the cost of investment of acquiring jointly controlled entity and associate over the fair value of the proportionate share of the net identifiable assets is included in the carrying amount of long-term equity investment. Upon disposal of such investments, goodwill relating to disposed investment is included in disposal gain or loss.

Goodwill arising from business combination is tested for impairment at least annually. When performing impairment testing, the carrying amount of goodwill is allocated to cash-generating units ("CGUs") or a group of CGUs and by each business segment according to synergy effect arising from business combination. Accounting policy on impairment test of CGUs or a group of CGUs is described in Note 2(i). Goodwill is stated at the net of cost less provision for impairment losses at the end of the period.

(ii) Mining rights

Mining rights are initially recorded at cost which includes payments of consideration for extraction rights, exploration rights, exploration and other direct costs. Amortization is provided on a straight-line basis according to the shorter of expiration date of mining certificate or the mineable period of natural resources (not more than 30 years).

(iii) Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives (5 years).

2. Summary of significant accounting policies *(Continued)*

(e) Intangible assets *(Continued)*

(iv) Periodic review of the useful life and amortization method

For intangible assets with finite useful life, the estimated useful life and amortization method are reviewed annually at the end of each fiscal year and adjust when necessary.

(f) Property, plant and equipment

Property, plant and equipment refers to tangible assets which are held for the purpose of producing goods, rendering service or administration management with useful lives of more than one year.

Property, plant and equipment includes buildings, machinery, transportation facilities and office equipment, etc. Property, plant and equipment acquired or constructed are initially recognized at cost. Subsequent costs about property, plant and equipment are included in the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other subsequent costs are charged in current period profit or loss when they are incurred.

Depreciation of property, plant and equipment is provided based on carrying amount less estimated residual value over estimated useful life using straight-line method. For those impaired property, plant and equipment, depreciation is provided based on carrying amount after deducting impairment provision over estimated useful life.

Estimated useful lives for property, plant and equipment are as follows:

Buildings	15 - 40 years
Machinery	10 - 32 years
Transportation facilities	6 - 12 years
Office and other equipment	5 - 10 years

At the end of each year, the Group reviews the estimated useful life, estimated residual value and the depreciation method of the property, plant and equipment and adjusts when necessary.

2. Summary of significant accounting policies *(Continued)*

(f) Property, plant and equipment *(Continued)*

Property, plant and equipment is derecognized when they are disposed of, or expected that cannot bring economic benefit through use or disposal. The amount of disposal income arising from sale, transfer, disposal or write-off of the property, plant and equipment less carrying amount and related tax expenses is recorded in general and administrative expenses.

(g) Construction-in-progress ("CIP")

CIP is measured at cost. Cost comprises construction expenditures, other expenditures necessary for the purpose of preparing the CIP for its intended use and those borrowing costs incurred before the assets ready for intended use that are eligible for capitalization. CIP is transferred to property, plant and equipment when the CIP are ready for its intended use.

(h) Research and development

Research and development expenditures are classified as research expenditures and development expenditures according to the nature of the internal research and development expenditures and whether there is significant uncertainty of development activities transforming to assets.

Research expenditures are recognized in current period profit and loss. Development expenditures are recognized as assets when all of the following criteria are met:

(i) it is technically feasible to complete the asset so that it will be available for use or sale;

(ii) management intends to complete the asset and uses or sells it;

(iii) it can be demonstrated that the asset will generate probable future economic benefits;

(iv) there are adequate technical, financial and other resources to complete the development of the asset and management has the ability to use or sell the asset; and

(v) the expenditure attributable to the asset during its development phase can be reliably measured.

2. Summary of significant accounting policies *(Continued)*

(h) Research and development *(Continued)*

Development expenditures that do not meet the criteria above are recorded in current period profit and loss as incurred. Development expenditures that have been recorded in profit and loss in previous period will be not recognized as assets in subsequent period. Capitalized development expenditures are included in property, plant and equipment and intangible assets according to their natures, where appropriate.

(i) Impairment of non-financial assets

Property, plant and equipment, CIP, intangible assets with finite useful life and long-term equity investments in subsidiaries, jointly controlled entities and associates are tested for impairment when there is any impairment indication on balance sheet date. If impairment test results show that the recoverable amount of the asset is less than its carrying amount, that difference is recognized as an impairment provision and recorded in general and administration expenses. Recoverable amount is the higher of fair value less cost to sell of the asset and present value of its expected future cash flows. Asset impairment is calculated and recognized on individual asset basis. If it is difficult to estimate recoverable amount for the individual assets, the recoverable amount is determined based on the recoverable amount of the CGU to which the asset belongs. CGU is the smallest group of assets that independently generates cash flows.

Goodwill that is separately presented in financial statements is tested for impairment at least once annually irrespective of whether there is impairment indication. When performing impairment test, carrying amount of goodwill is allocated to CGU or groups of CGUs which is expected to be benefited from synergy effect arising from business combinations. If testing results show that the recoverable amount of the CGU or groups of CGUs containing allocated goodwill is less than its carrying amount, impairment loss is recognized accordingly. Impairment loss is firstly deducted from the carrying amount of goodwill that is allocated to the CGU or groups of CGUs, and is then deducted from the carrying amount of the other assets in the CGU or groups of CGUs (excluding goodwill) on a pro rata basis based on the weighting of carrying amount of individual assets.

Except for goodwill, all impaired non-financial assets are subject to review for possible reversal of impairment at each reporting date.

2. Summary of significant accounting policies *(Continued)*

(j) Financial assets

Financial assets are classified as the following categories at initial recognition: at fair value through profit or loss, loans and receivables and available-for-sale. The classification depends on the intention and ability of the Group to hold the financial assets.

(i) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include: financial assets held for the purpose of selling in the short-term and derivatives not designated and not qualified for hedge accounting. These assets are presented as current assets on the balance sheet.

(ii) Loans and receivables

Loans and receivables refer to the non-derivative financial assets for which there is no quotation in the active market with fixed or determinable amount, including accounts receivable, net, other receivables and cash and cash equivalents. These receivables are presented as current assets but classified as non-current assets when matured beyond 12 months from balance sheet date.

(iii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated as available-for-sale at initial recognition or not classified in any of the other categories. They are included in current assets when management intends to dispose of the available-for-sale financial assets within 12 months of the balance sheet date.

2. Summary of significant accounting policies *(Continued)*

(j) Financial assets *(Continued)*

(iv) Recognition and measurement

Regular way purchases and sales of financial assets are measured using trade-date accounting for recognition and derecognition - trade-date refers to the date on which the Group commits to purchase or sell the asset. Financial assets are recognized when the Group entered into the agreement and measured at fair value in the balance sheet. Financial assets at fair value through profit or loss are initially recognized at fair value and related transaction costs incurred when acquiring the assets are recorded in current period profit and loss. Other financial assets are initially recognized at fair value plus transaction costs. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or all risks and rewards related to the ownership of the financial assets have been transferred to the transferee.

Financial assets at fair value through profit or loss and available-for-sale are subsequently measured at fair value. When an active market exists for a financial instrument, fair value is determined based on quoted prices in the active market. When no active market exists, fair value is determined by using valuation techniques. Valuation techniques includes making reference to the prices used by knowledgeable and willing parties in a recent transaction, the current fair value of other financial assets that are same in substance, discounted cash flow method and option pricing model ,etc.. When applying valuation techniques, the Group uses market parameters to the fullest extent possible and use specific parameters of the Group as little as possible. Loans and receivables are carried at amortized cost using effective interest method.

Changes in fair value of the financial assets at fair value through profit or loss are recorded in the income statement within 'other gains, net'. Except for impairment loss, changes in fair value of available-for-sale financial assets are recorded in shareholders' equity. When these financial assets are derecognized, the accumulated fair value changes originally recorded in equity are included in 'other gains, net'. Cash dividends on available-for-sale equity instruments are recognized in 'other gains, net' when the investees declare dividends.

2. Summary of significant accounting policies *(Continued)*

(j) Financial assets *(Continued)*

(v) Impairment of financial assets

Except for financial assets at fair value through profit or loss, the Group performs assessment on the carrying amount of financial assets on balance sheet date. Provision for impairment is made when there is objective evidence showing that a financial asset is impaired.

When there is significant or prolonged decline in fair value of equity securities classified as available-for-sale financial asset, changes in the fair value that originally recorded in shareholders' equity should be recorded as impairment loss. Impairment loss on available-for-sale equity instrument is not reversed through profit and loss. For those impaired equity investments without quoted prices in active market and their fair value cannot be reliably measured, impairment loss is not reversed even when the value is recovered in subsequent period.

Please refer to Note 2(l) for impairment testing of accounts receivable and other receivables.

(k) Inventories

Inventories comprise raw materials, work-in-progress, finished goods and spare parts and are stated at the lower of cost and net realizable value.

Inventories are initially recorded at cost when acquired. Issuances of materials, work-in-progress, finished goods and spare parts are accounted for using weighted average cost method. The cost of finished goods and work-in-progress comprise the cost of materials, direct labor and an appropriate allocation of production overhead under normal production capacity.

Provision for inventory obsolescence is usually determined by the excess of cost over net realizable value on single item basis and recorded in general and administrative expenses in the income statement. Net realizable values are determined based on the estimated selling price less estimated conversion costs, selling expenses and related taxes in the ordinary course of business.

0138

2. Summary of significant accounting policies *(Continued)*

(l) Accounts receivable and other receivables

Loans and receivables include accounts receivable, other receivables, etc. Accounts receivable arising from the Group's external sales of goods or services rendered are initially recorded at fair value of price receivable from buyer stipulated in the contract or agreement. Loans and receivables are subsequently measured at amortized cost less provision for doubtful debts using effective interest method.

Provision for impairment of accounts receivable and other receivables is made when there is objective evidence that the Group will not be able to collect the amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the receivables are impaired. The provision amount is the difference between carrying amount of the asset and the present value of estimated future cash flows discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and related loss amount is recognized in 'general and administrative expenses'. When a receivable is uncollectible, it is written off against the allowance account for the receivable. If there is objective evidence that the value of receivables has been recovered, and which objectively related to an event occurring after the loss was recognized, or amounts previously written off are subsequently recovered, the original impairment loss recognized is reversed and recognized as 'general and administrative expenses'.

(m) Cash and cash equivalents

Cash listed in the cash flow statement represents cash on hand and deposits held at call with banks. Cash equivalents refers to short-term (3 months or less), highly-liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

For the cash flow statement, time deposits and other cash investments with original maturities of more than 3 months are excluded from cash and cash equivalents.

2. Summary of significant accounting policies *(Continued)*

(n) Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the terms of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(o) Government grants

Government grants are recognized when the Group fulfils the conditions attached to them and there is reasonable assurance that the grant will be received. When government grant is in the form of monetary assets, they are measured at actual amount received. When the grant is provided based on a fixed standard rate, it is measured at the amount receivable.

Asset-related government grant is recognized as deferred income and is amortized evenly in the income statement over the useful lives of related assets.

Income-related government grant that is used to compensate subsequent related expenses or losses of the Group is recognized as deferred income and recorded in the income statement when the related expenses or losses are incurred. When the grant is used to compensate expenses or losses that were already incurred, they are directly recognized in current period profit and loss.

(p) Accounts payable and other payables

Accounts payables and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

0140

2. Summary of significant accounting policies *(Continued)*

(q) Employee benefits

Employee benefits mainly include salaries, bonuses, allowances and subsidies, retirement benefit obligations, other social insurance and housing funds, labor union fees, employees' education fees and other expenses related to the employees for their services. The Group recognizes employee benefits as liabilities during the accounting period when employees rendered services and allocates to related cost of assets and expenses based on different beneficiaries.

(i) Bonus plans

The expected cost of bonus plan is recognized as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(ii) Retirement benefit obligations

The Group primarily pays contribution on a monthly basis to various defined contribution retirement benefit plans organized by relevant municipal and provincial governments in the PRC. The municipal and provincial governments undertake to assume the retirement benefit obligations of all existing and future retired employees payable under these plans. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services.

(iii) Other social insurance and housing funds

The Group provides other social insurance and housing funds based on certain percentages of salaries and at no more than the upper limits of the requirements. These benefits are paid to social security organization and the amounts paid are expensed as incurred. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services.

0141

2. Summary of significant accounting policies *(Continued)*

(r) Current and deferred income tax

The income tax expense for the period comprises current and deferred income tax of the Group. Shares of income tax expense of jointly controlled entities and associates are included in "Share of profits/(losses) of jointly controlled entities/associates". Income tax expense is recognized in the income statement except to the extent that it related to items recognized directly in equity. In this case, the tax is also recognized in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted in the countries where the Company, its subsidiaries, jointly controlled entities and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax assets and liabilities are recognized based on the differences between tax bases of assets and liabilities and respective carrying amount (temporary differences). For deductible tax losses or tax credit that can be brought forward in accordance with tax law requirements for deduction of taxable income in subsequent years, related deferred income tax assets are recognized. No deferred income tax liability is recognized for temporary difference arising from initial recognition of goodwill. For those temporary differences arising from initial recognition of an asset or liability in a non-business combination transaction that affects neither accounting profit nor taxable profit (or deductible loss) at the time of the transaction, no deferred income tax asset and liability is recognized. On the balance sheet date, deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

The Group recognizes deferred income tax assets for all deductible temporary differences to the extent that it is probable that taxable profit will be available to offset the deductible temporary difference.

On balance sheet date, if there is conclusive evidence showing sufficient taxable profit be probably available to offset against deductible temporary difference, prior period unrecognized deferred income tax asset is recognized.

Deferred income tax assets and liabilities arising from temporary difference relating to investments in subsidiaries, jointly controlled entities and associates are recognized. However, when the Company and the Group are able to control the timing of the reversal of the temporary difference and it is probable that this temporary difference will not reverse in foreseeable future, no deferred income tax is recognized.

2. Summary of significant accounting policies *(Continued)*

(r) Current and deferred income tax *(Continued)*

Deferred income tax assets and deferred income tax liabilities are offset in financial statements when meeting all the conditions below:

(i) deferred income tax assets and deferred income tax liabilities are related to the income tax levied by the same tax authorities;

(ii) the Group has the legal enforceable right to settle current income tax assets and current income tax liabilities on a net basis.

(s) Revenue recognition

Revenue is recognized based on the fair value of the consideration received or receivable for the sale of goods and rendering of services under contracts in the ordinary course of the Group's activities. Revenue is shown net of value-added tax.

The Group recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the Group and when specific criteria have been met for each of the Group's activities (see descriptions below).

(i) Sales of goods

Revenue from the sale of goods is recognized when the Group has already transferred significantly the risks and rewards of ownership of the goods to the buyers, retained neither continuing managerial involvement and control over the goods, economic benefits related to the transaction will flow into the Group, and that revenue and related costs incurred can be measured reliably.

(ii) Interest income

Interest income is recognized on a time-proportion basis using effective interest method.

2. Summary of significant accounting policies *(Continued)*

(t) Leases (as the lessee for operating lease)

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the term of the lease.

(u) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Borrowing costs capitalized are those costs that would have been avoided if the expenditure on the qualifying assets had not been made, which are either the actual costs incurred on a specific borrowing or an amount calculated using the weighted average method, considering all borrowing costs incurred on general borrowings outstanding.

Other borrowing costs are expensed as incurred.

(v) Dividend distribution

Cash dividend is recognized as a liability in the period when the dividend is approved in the shareholders' meeting.

3. Financial and capital risks management

(a) Financial risk management

The Group's activities expose it to a variety of financial risks: market risk (including foreign currency risk, cash flow interest rate risk and commodity price risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance.

Risk management is carried out by the treasury management department (the "Group Treasury") under policies approved by the Board of Directors. Group Treasury identifies, evaluates and hedges financial risks through close co-operation with the Group's operating units.

(i) Market risk

- Foreign currency risk

Foreign currency risk primarily arises from certain significant foreign currency deposits, short-term and long-term loans denominated in US Dollar ("USD"), Australian Dollar ("AUD"), Japanese Yen ("JPY"), Euro ("EUR") and Hong Kong Dollar ("HKD"). Related exposures are disclosed in Notes 17 and 19 to the financial statements, respectively. The Group Treasury closely monitors the international foreign currency market on the changing exchange rates and takes these into consideration when investing in foreign currency deposits and loans raising. As the foreign currency denominated assets and liabilities are minimal to the assets and liabilities of the Group, the Directors are of the opinion that the Group is not exposed to any significant foreign currency risk as of December 31, 2007 and 2008.

(Amounts expressed in thousands of RMB unless otherwise stated)

3. Financial and capital risks management *(Continued)*

(a) Financial risk management *(Continued)*

(i) Market risk *(Continued)*

- Cash flow interest rate risk

As the Group has no significant interest-bearing assets except for bank deposits (Note 17), the Group's income and operating cash flows are substantially independent of changes in market interest rates.

Most of the bank deposits are maintained in the savings and fixed deposit accounts in the PRC. The interest rates are regulated by the People's Bank of China while the Group Treasury closely monitors the fluctuation on such rates periodically. As the average interest rates applied to the deposits are relatively low, the Directors are of the opinion that the Group is not exposed to any significant interest rate risk for these financial assets held as of December 31, 2007 and 2008.

The interest rate risk of the Group primarily arises from long-term loans. Loans borrowed at variable interest rates expose the Group to cash flow interest rate risk. The exposures to these risks are disclosed separately in Note 19 to the financial statements. The Group enters into debt obligations to support general corporate purposes including capital expenditures and working capital needs. The Group Treasury closely monitors the market interest rates and maintains a balance between variable rate and fixed rate borrowings in order to reduce the exposures to the interest rate risk described above.

At December 31, 2008, if interest rate had increased/decreased by 0.678% (2007: 0.062%) with all other variables held constant, post-tax profit for the year would have been RMB184 million (2007: RMB9 million) lower/higher, respectively. The ranges of such sensitivity disclosed above were determined based on the observation of management on the historical trend of related interest rates during the previous year under each analysis period and are consistent with the measures reported to key management personnel in assessing this risk. The change from 2007 is primarily attributable to the increased advances of principal during the year.

(Amounts expressed in thousands of RMB unless otherwise stated)

3. Financial and capital risks management *(Continued)*

(a) Financial risk management *(Continued)*

(i) Market risk *(Continued)*

- Commodity price risk

The Group uses a limited number of futures and option contracts to reduce its exposure to fluctuations in the price of primary aluminum.

The Group uses the majority of its future and European option contracts traded on the Shanghai Futures Exchange and London Metal Exchange (the "LME") to hedge against fluctuations in primary aluminum price.

In addition, the Group entered into certain Asian option contracts on primary aluminum in 2008. The notional quantities of primary aluminum per settlement month totaled 25,000 tons. For the year ended December 31, 2008, realized gain and unrealized loss for these Asian option contracts amounted to approximately USD4.4 million (equivalent to RMB30 million) and USD16.7 million (equivalent to RMB114 million), respectively.

These future and option contracts are marked to market at the balance sheet date and the corresponding unrealized holding gains/losses are recorded in the income statement for the year (Note 23). The exposure of the Group on such future and option contracts is presented on the balance sheet.

At December 31, 2008, if the primary aluminum futures price had been increased/decreased by 2% (2007: 1%) and all other variables held constant, post-tax profit would have been increased/decreased by RMB30 million (2007: RMB0.9 million). The range of such sensitivity was determined based on the historical trend of related commodity price during the previous 3 years under each analysis period and was consistent with the measures reported to key management personnel in assessing this risk. The change from 2007 is primarily attributable to the significant increase in the number of unsettled contracts in 2008.

3. Financial and capital risks management *(Continued)*

(a) Financial risk management *(Continued)*

(ii) Credit risk

Credit risk is managed on a group basis. Credit risk arises from bank balances, other receivables as well as credit exposures of customers, including outstanding receivables and committed transactions. The Company also provided financial guarantees to certain subsidiaries. The carrying amount of these receivables and amounts of respective financial guarantees included in Notes 15, 16, 17 and 19 to the financial statements represent the Group's maximum exposure to credit risk in relation to its financial assets and guarantees.

The Group maintains substantially most of its bank balances and cash in several major state-owned financial institutions in the PRC (Note 33(c)). With strong State support provided to these state-owned financial institutions, the Directors are of the opinion that there is no significant credit risk on such assets being exposed.

With regard to accounts receivable, the marketing department assesses the credit quality of the customers, taking into account their financial positions, past experience and other factors. The Group performs periodic credit evaluations of its customers and believes that adequate provision for doubtful debts have been made in the financial statements. Management does not expect any further losses from non-performance by these counterparties. The Group does not hold any collateral as security for these receivables.

As of December 31, 2007 and 2008, none of the individual customers exceed 10% of the Group's total revenue, and thus, no significant concentration of credit risk existed.

The Company assessed the credibility of the subsidiaries by reviewing the operating results and gearing ratios annually when measuring any potential liabilities arising from the liquidity risk of such subsidiaries.

(Amounts expressed in thousands of RMB unless otherwise stated)

3. Financial and capital risks management *(Continued)*

(a) Financial risk management *(Continued)*

(iii) Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and short-term deposits, the availability of funding from an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, Group Treasury maintains flexibility in funding by maintaining availability under committed credit lines.

As of December 31, 2008, the Group had total banking facilities of approximately RMB70,668 million (2007: RMB59,965 million). Out of the total banking facilities granted, amounts totaling RMB41,238 million have been utilized as of December 31, 2008 (2007: RMB22,291 million). Banking facilities of approximately RMB46,988 million will be subject to renewals in 2009. The Directors of the Company are confident that such banking facilities can be renewed upon expiration based on their past experience and good credit standing.

In addition, as of December 31, 2008, the Group had credit facilities through its primary aluminum futures agent at the LME amounting to USD117 million (equivalent to RMB800 million) (2007: USD74 million (equivalent to RMB541 million)) of which USD17 million (equivalent to RMB114 million) (2007: nil) has been utilized. The futures agent has the right to adjust the related credit facilities.

Management also monitors rolling forecasts of the Group's liquidity reserve on the basis of expected cash flows.

The table below analyzes the Group's and the Company's long-term financial liabilities and financial liabilities at fair value through profit or loss that will be settled on a net basis into relevant maturity groupings based on the remaining period from the balance sheet to the contractual maturity dates. The amounts disclosed in the table are the contractual undiscounted cash flows. Except for the amounts presented below, all other financial liabilities, primarily including accounts payable, other payables, accruals, short-term loans and short-term bonds are due within the next 12 months from the balance sheet date. As the impact of the discounting is not significant, the expected future cash flows of balances within 12 months approximate their carrying amounts.

(Amounts expressed in thousands of RMB unless otherwise stated)

3. Financial and capital risks management *(Continued)*

(a) Financial risk management *(Continued)*

(iii) Liquidity risk *(Continued)*

	Group				
	Within 1 year	**1-2 years**	**2-5 years**	**Over 5 years**	**Total**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
As of December 31, 2008					
Long-term loans	2,949,730	3,412,099	13,259,118	7,498,252	27,119,199
Medium-term notes	—	—	10,000,000	—	10,000,000
Long-term bonds	—	—	—	2,000,000	2,000,000
Interest payables for borrowings	2,249,839	1,562,719	2,919,781	999,735	7,732,074
Interest payables for bonds	828,700	584,000	1,222,000	360,000	2,994,700
Financial liabilities at fair value through profit or loss	119,055	—	—	—	119,055
	6,147,324	5,558,818	27,400,899	10,857,987	49,965,028
As of December 31, 2007					
Long-term loans	2,477,022	2,919,427	5,806,759	6,753,728	17,956,936
Long-term bonds	—	—	—	2,000,000	2,000,000
Interest payables for borrowings	1,261,007	892,758	1,853,131	665,433	4,672,329
Interest payables for bonds	196,500	90,000	270,000	450,000	1,006,500
	3,934,529	3,902,185	7,929,890	9,869,161	25,635,765

0150

(Amounts expressed in thousands of RMB unless otherwise stated)

3. Financial and capital risks management *(Continued)*

(a) Financial risk management *(Continued)*

(iii) Liquidity risk *(Continued)*

	Company				
	Within 1 year	**1-2 years**	**2-5 years**	**Over 5 years**	**Total**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
As of December 31, 2008					
Long-term loans	1,149,422	881,345	7,517,034	4,362,003	13,909,804
Medium-term notes	—	—	10,000,000	—	10,000,000
Long-term bonds	—	—	—	2,000,000	2,000,000
Interest payables for borrowings	1,055,210	859,119	1,743,643	559,689	4,217,661
Interest payables for bonds	828,700	584,000	1,222,000	360,000	2,994,700
	3,033,332	2,324,464	20,482,677	7,281,692	33,122,165
As of December 31, 2007					
Long-term loans	1,549,938	1,051,969	1,893,908	2,348,477	6,844,292
Long-term bonds	—	—	—	2,000,000	2,000,000
Interest payables for borrowings	407,111	311,949	561,927	181,261	1,462,248
Interest payables for bonds	196,500	90,000	270,000	450,000	1,006,500
	2,153,549	1,453,918	2,725,835	4,979,738	11,313,040

3. Financial and capital risks management *(Continued)*

(b) Fair value estimation

The fair value of financial instruments traded in active markets (such as trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Techniques such as estimated discounted cash flows, are used to determine fair value for the financial instruments.

The carrying amount less provision for doubtful debt of accounts and other receivables, bank balances and cash, accounts and other payables and accrued expenses, short-term bonds and short-term loans are assumed to approximate their fair values. The fair values of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rates that are available to the Group for similar financial instruments.

(c) Capital risk management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, issue new shares or sell assets to reduce debts.

Consistent with other entities in the industry, the Group monitors capital on the basis of its gearing ratio. This ratio is calculated as net debts divided by total capital. Net debts are calculated as total borrowings (including borrowings, other non-current liabilities, accounts payable, other payables and accrued expenses and financial liabilities at fair value through profit or loss, as shown in the consolidated balance sheet) less bank balances and cash. Total capital is calculated as equity, as shown in the consolidated balance sheet, plus net debts less minority interest.

(Amounts expressed in thousands of RMB unless otherwise stated)

3. Financial and capital risks management *(Continued)*

(c) Capital risk management *(Continued)*

During 2008, the change in sales price has brought adverse impact on profitability and net operating cash flow of the Group. The Group raise more finance in order to ensure sufficient operating cash flows and thus, adjust the strategy to maintain gearing ratios between 30% and 60%. The gearing ratios of the Group as of December 31, 2007 and 2008 were as follows:

	2008 *RMB'000*	2007 *RMB'000*
Total borrowings	**75,143,956**	40,634,970
Less: bank balances and cash	**(16,295,585)**	(9,054,565)
Net debts	**58,848,371**	31,580,405
Total equity	**60,196,822**	64,493,207
Add: net debts	**58,848,371**	31,580,405
Less: minority interest	**(5,198,340)**	(3,805,144)
Total capital	**113,846,853**	92,268,468
Gearing ratio	**51.69%**	34.23%

4. Critical accounting estimates and judgments

The Group continuously evaluates estimates and judgments based on historical experience and other factors, including reasonable expectations of future events.

Critical estimates and assumptions that have a significant risk of causing a material impact on the carrying amount of assets and liabilities within the next financial year are discussed below:

(a) Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2(e)(i). The recoverable amounts of CGUs have been determined based on value-in-use calculations. These calculations require the use of estimates. It is reasonably possible, based on existing knowledge, that outcomes within the next financial year that are different from assumptions could have a material impact on assessed goodwill impairment.

(b) Useful lives of property, plant and equipment

The Group's management determines the estimated useful lives of its property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions. Management will adjust the depreciation charge where useful lives vary with previously estimated lives, or they will write off or write down technically obsolete or non-strategic assets that have been abandoned. It is reasonably possible, based on existing knowledge, that outcomes within the next financial year that are different from assumptions could have a material impact on the carrying amount of property, plant and equipment.

(c) Impairment of property, plant and equipment

The Group also tests whether property, plant and equipment suffered any impairment whenever any impairment indication exists. In accordance with the Note 2(i), an impairment loss is recognized for the amount by which the recoverable amount of property, plant and equipment being lower than its carrying amount. As of December 31, 2008, no property, plant and equipment was impaired based on the impairment assessment performed by management. It is reasonably possible, based on existing knowledge, that outcomes within the next financial year that are different from assumptions could require a material impact on the carrying amount of property, plant and equipment.

4. Critical accounting estimates and judgments *(Continued)*

(d) Estimated obsolescence of inventories

In accordance with Note 2(k), the Group's management tests whether inventory suffered any impairment based on estimate on the net realizable value of the inventory. For different types of inventories, it requires the exercise of accounting estimates on selling price, costs of conversion, selling expenses and related tax expense to calculate its net realizable value. It is reasonably possible, that if there is a significant change in circumstances, outcomes within the next financial year would be significantly affected if there is a significant change in circumstances, including the Group's business and the external environment.

5. Business combinations and acquisitions of minority interest

Business combinations

2008

On May 30, 2008, the Company acquired the following six entities from Aluminum Corporation of China ("Chinalco") and China Nonferrous Metals Processing Technology Co., Ltd. ("China Nonferrous Metals Technology") (an entity controlled by Chinalco) for total cash consideration of RMB4,174.759 million. On October 1, 2008, the Company also acquired the aluminum alloy (a kind of primary aluminum product) business from Pingguo Aluminum Company (an entity controlled by Chinalco) ("Aluminum alloy business of Pingguo Aluminum") for cash consideration of RMB96.393 million. Pursuant to the terms set out in the acquisition agreements, the original shareholders of the acquirees are entitled to profit or loss generated by the entities acquired between the agreed-upon valuation benchmark dates and respective effective acquisition dates. In this connection, the Company is required to pay to and receive from original shareholders an additional RMB5.740 million and RMB27.037 million, respectively. These entities (the "seven common control entities acquired in 2008") are incorporated and operated in the PRC.

5. Business combinations and acquisitions of minority interest *(Continued)*

Business combinations (Continued)

2008 *(Continued)*

Name of acquiree	Principal activities	Entity interest acquired
Lanzhou Liancheng Longxing Aluminum Company Limited ("Longxing Aluminum")	Manufacture and distribution of primary aluminum	100%
Huaxi Aluminum Company Limited ("Huaxi Aluminum")	Manufacture and distribution of aluminum fabrication products	56.86%
Chalco Ruimin Company Limited ("Chalco Ruimin")	Manufacture and distribution of aluminum fabrication products	75%
Chalco Southwest Aluminum Cold Rolling Company Limited ("Chalco Southwest Aluminum Cold Rolling")	Manufacture and distribution of aluminum fabrication products	100%
Chalco Southwest Aluminum Company Limited ("Chalco Southwest Aluminum")	Manufacture and distribution of aluminum fabrication products	60%
Chalco Henan Aluminum Company Limited ("Henan Aluminum")	Manufacture and distribution of aluminum fabrication products	84.02%
Aluminum alloy business of Pingguo Aluminum	Manufacture and distribution of aluminum alloy rods	100%

As both the Company and the above seven acquirees are under the common control of Chinalco before and after the acquisitions, these transactions were accounted for as common control business combinations, using merger accounting for all periods presented herein.

The following is a reconciliation of the effect arising from the common control business combinations above on the consolidated balance sheet.

(Amounts expressed in thousands of RMB unless otherwise stated)

5. Business combinations and acquisitions of minority interest *(Continued)*

Business combinations (Continued)

<u>2008</u> *(Continued)*

The consolidated balance sheet as of December 31, 2008:

	Group (before 2008 common control business combinations)	**Seven common control entities acquired in 2008**	**Consolidation adjustments (Note)**	**Consolidated**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Investments in seven common control entities acquired in 2008	4,249,855	—	(4,249,855)	—
Other assets, net	56,946,250	3,250,572	—	60,196,822
Net assets	61,196,105	3,250,572	(4,249,855)	60,196,822
Share capital	13,524,488	2,543,067	(2,543,067)	13,524,488
Capital reserve	15,170,658	—	(1,848,318)	13,322,340
Surplus reserves	5,832,445	37,515	(37,515)	5,832,445
Cumulative translation difference	(170,353)	—	—	(170,353)
Available-for-sale financial asset revaluation reserve	1,556	—	—	1,556
Retained earnings	22,225,569	669,990	(407,553)	22,488,006
Minority interest	4,611,742	—	586,598	5,198,340
Total	61,196,105	3,250,572	(4,249,855)	60,196,822

Note:

The above adjustments represent the elimination of investments of the Company in the seven common control entities acquired in 2008.

(Amounts expressed in thousands of RMB unless otherwise stated)

5. Business combinations and acquisitions of minority interest *(Continued)*

Business combinations (Continued)

2008 ***(Continued)***

The consolidated balance sheet as of December 31, 2007:

	Group (before 2008 common control business combinations) RMB'000	Seven common control entities acquired in 2008 RMB'000	Consolidation adjustments (Note) RMB'000	Consolidated RMB'000
Net assets	61,016,769	3,521,132	(44,694)	64,493,207
Share capital	13,524,488	3,531,947	(3,531,947)	13,524,488
Capital reserve	15,039,593	—	2,375,094	17,414,687
Surplus reserves	5,719,084	32,869	(32,869)	5,719,084
Cumulative translation difference	10,047	—	—	10,047
Available-for-sale financial asset revaluation reserve	7,547	—	—	7,547
Retained earnings	23,643,388	(50,481)	419,303	24,012,210
Minority interest	3,072,622	6,797	725,725	3,805,144
Total	61,016,769	3,521,132	(44,694)	64,493,207

Note:

The above adjustments represent: (i) the increase of the capital reserve of the Company for acquisitions of the net assets of the seven common control entities acquired in 2008; and (ii) the elimination of unrealized profit on inventories among the Group and these acquirees.

0158

(Amounts expressed in thousands of RMB unless otherwise stated)

5. Business combinations and acquisitions of minority interest *(Continued)*

Business combinations (Continued)

2007

Acquisition of Lanzhou Aluminum Co., Limited ("Lanzhou Aluminum")

Prior to April 24, 2007, the Company held 28% equity interest in Lanzhou Aluminum, a company listed on the SSE and principally engaged in the manufacturing and trading of primary aluminum products. On April 24, 2007, the Company issued 632 million A shares in exchange for the remaining 72% equity interest owned by the other shareholders of Lanzhou Aluminum. Upon the effective date of this acquisition, Lanzhou Aluminum became a wholly-owned subsidiary of the Company and was delisted on April 30, 2007.

The acquired business contributed revenue and profit of approximately RMB3,415 million and RMB524 million to the Group, prior to intra-group elimination with the Group, for the period from the date of acquisition to December 31, 2007, respectively. If the acquisition occurred on January 1, 2007, the acquired business would have contributed unaudited revenue and unaudited profit for the year of approximately RMB4,510 million and RMB672 million to the Group, prior to intra-group elimination with the Group, respectively.

Details of net assets acquired and goodwill are as follows:

	RMB'000
Acquisition costs-	
fair value of purchase consideration *(Note (a))*	4,324,319
Less: proportionate share of fair value of net identifiable assets acquired *(Note (b))*	(2,400,060)
Goodwill *(Note (c))*	1,924,259

(Amounts expressed in thousands of RMB unless otherwise stated)

5. Business combinations and acquisitions of minority interest (Continued)

Business combinations (Continued)

2007 (Continued)

Acquisition of Lanzhou Aluminum (Continued)

Notes:

(a) *The fair value of purchase consideration was determined by reference to the proportionate interest in the fair value of Lanzhou Aluminum as of April 24, 2007.*

(b) *The fair values of the assets and liabilities arising from the acquisition approximated their carrying amounts and are as follows:*

	RMB'000
Bank balances and cash	313,662
Property, plant and equipment (Note 7)	5,739,957
Land use rights	78,150
Available-for-sale financial assets (Note 11)	5,000
Inventories	823,792
Receivables and prepayments	766,983
Other current assets	19,380
Deferred income tax assets (Note 12)	15,477
Other non-current assets	1,513
Payables and accruals	(634,435)
Borrowings	(3,169,662)
Other liabilities	(226,234)
Minority interest	(400,165)
Net identifiable assets	3,333,418
Percentage of interest acquired	72%
Proportionate share of fair value of net identifiable assets acquired	2,400,060
Cash and cash equivalents from the subsidiary acquired	313,662

(c) *Goodwill arising from this acquisition is attributable to the high profitability of the acquired business and the significant synergies expected to arise after the acquisition.*

(Amounts expressed in thousands of RMB unless otherwise stated)

5. Business combinations and acquisitions of minority interest *(Continued)*

Business combinations (Continued)

2007 *(Continued)*

Acquisition of Baotou Aluminum Co., Limited ("Baotou Aluminum")

On December 28, 2007, the Company acquired 100% of the equity interest of Baotou Aluminum, a company listed on the SSE and principally engaged in the manufacturing and trading of primary aluminum products. The Company issued 638 million A shares in exchange for all the shares of Baotou Aluminum. Baotou Aluminum was delisted on December 26, 2007. Upon the effective date of this acquisition, Baotou Aluminum became a wholly-owned subsidiary of the Company.

As both the Company and Baotou Aluminum are under the common control of Chinalco before and after the acquisition, this transaction is accounted for as a common control business combination. The Company adopted merger accounting. The operating results and equity changes for 2007 were restated in 2007 financial statements.

Acquisitions of minority interest

Acquisition of minority interest in Chalco Ruimin

On April 2, 2007, Chinalco paid cash of RMB110.810 million for the acquisition of 25% equity interest owned by a minority shareholder of Chalco Ruimin. The relevant share of the carrying amount of the net assets acquired was RMB111.660 million. As Chalco Ruimin is one of the entities acquired under common control during the year described above, the transaction is regarded as acquisition of minority interest during the year.

(Amounts expressed in thousands of RMB unless otherwise stated)

5. Business combinations and acquisitions of minority interest *(Continued)*

Acquisitions of minority interest *(Continued)*

Acquisition of minority interest in Shandong Aluminum Industry Co., Ltd. ("Shandong Aluminum")

Prior to April 24, 2007, the Company held a 71.43% equity interest in Shandong Aluminum, a company listed on the SSE. On April 24, 2007, the Company issued 605 million A shares in exchange for the remaining 28.57% equity interest owned by the other shareholders of Shandong Aluminum. Upon the effective date of this acquisition, Shandong Aluminum became a wholly-owned subsidiary of the Company and was delisted on April 30,2007.

The fair value of purchase consideration was determined by reference to the proportionate interest in fair value of Shandong Aluminum. The difference between the consideration paid and the relevant share of the carrying amount of net assets of the subsidiary acquired amounted to approximately RMB3,058 million is deducted from equity.

Acquisition of minority interest in Lanzhou Aluminum Hewan Power Generation Company Limited ("Hewan Power")

Hewan Power was 51% owned by Lanzhou Aluminum at the time of the Group's acquisition of Lanzhou Aluminum. On November 23, 2007, the Company acquired the remaining 49% equity interest in Hewan Power. Upon the effective date of this acquisition, Hewan Power became a wholly-owned subsidiary of the Company.

The cash paid for the acquisition was RMB497 million. The difference between the consideration paid and the relevant share of the carrying amount of net assets acquired amounted to approximately RMB97 million is deducted from equity.

(Amounts expressed in thousands of RMB unless otherwise stated)

6. Intangible assets

	Group			
	Goodwill	Mining rights	Computer software and others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
As of January 1, 2007				
Cost, as previously stated	406,686	444,423	6,680	857,789
Seven common control entities acquired in 2008 *(Note 5)*	—	—	7,606	7,606
Cost, as restated	406,686	444,423	14,286	865,395
Accumulated amortization, as previously stated	—	(141,199)	(445)	(141,644)
Seven common control entities acquired in 2008 *(Note 5)*	—	—	(2,258)	(2,258)
Accumulated amortization, as restated	—	(141,199)	(2,703)	(143,902)
Net book amount	406,686	303,224	11,583	721,493

(Amounts expressed in thousands of RMB unless otherwise stated)

6. Intangible assets *(Continued)*

	Group			
	Goodwill	**Mining rights**	**Computer software and others**	**Total**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Year ended December 31, 2007				
Opening net book amount	406,686	303,224	11,583	721,493
Acquisition of a subsidiary *(Note 5)*	1,924,259	—	—	1,924,259
Additions	—	29,547	43,989	73,536
Amortization	—	(24,700)	(6,356)	(31,056)
Closing net book amount	2,330,945	308,071	49,216	2,688,232
As of December 31, 2007				
Cost, as previously stated	2,330,945	405,510	46,938	2,783,393
Seven common control entities acquired in 2008 *(Note 5)*	—	—	9,061	9,061
Cost, as restated	2,330,945	405,510	55,999	2,792,454
Accumulated amortization, as previously stated	—	(97,439)	(3,590)	(101,029)
Seven common control entities acquired in 2008 *(Note 5)*	—	—	(3,193)	(3,193)
Accumulated amortization, as restated	—	(97,439)	(6,783)	(104,222)
Net book amount	2,330,945	308,071	49,216	2,688,232

(Amounts expressed in thousands of RMB unless otherwise stated)

6. Intangible assets *(Continued)*

	Group			
	Goodwill	**Mining rights**	**Computer software and others**	**Total**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Year ended December 31, 2008				
Opening net book amount	2,330,945	308,071	49,216	2,688,232
Acquisition of a subsidiary	31,790	—	1,363	33,153
Additions	—	228,763	69,486	298,249
Amortization	—	(25,058)	(27,697)	(52,755)
Closing net book amount	2,362,735	511,776	92,368	2,966,879
As of December 31, 2008				
Cost	2,362,735	634,272	127,652	3,124,659
Accumulated amortization	—	(122,496)	(35,284)	(157,780)
Net book amount	2,362,735	511,776	92,368	2,966,879

(Amounts expressed in thousands of RMB unless otherwise stated)

6. Intangible assets *(Continued)*

	Company			
	Goodwill RMB'000	Mining rights RMB'000	Computer software and others RMB'000	Total RMB'000
As of January 1, 2007				
Cost	406,686	444,423	6,680	857,789
Accumulated amortization	—	(141,199)	(445)	(141,644)
Net book amount	406,686	303,224	6,235	716,145
Year ended December 31, 2007				
Opening net book amount	406,686	303,224	6,235	716,145
Transfer from a subsidiary to a branch	1,924,259	—	—	1,924,259
Additions	—	29,547	35,578	65,125
Amortization	—	(24,700)	(4,105)	(28,805)
Closing net book amount	2,330,945	308,071	37,708	2,676,724
As of December 31, 2007				
Cost	2,330,945	405,510	41,101	2,777,556
Accumulated amortization	—	(97,439)	(3,393)	(100,832)
Net book amount	2,330,945	308,071	37,708	2,676,724

(Amounts expressed in thousands of RMB unless otherwise stated)

6. Intangible assets *(Continued)*

	Company			
	Goodwill	**Mining rights**	**Computer software and others**	**Total**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Year ended December 31, 2008				
Opening net book amount	2,330,945	308,071	37,708	2,676,724
Transfer from a branch to a subsidiary	—	(40,078)	(219)	(40,297)
Transfer from a subsidiary to a branch	—	—	2,914	2,914
Additions	—	128,652	66,179	194,831
Amortization	—	(14,389)	(23,510)	(37,899)
Closing net book amount	2,330,945	382,256	83,072	2,796,273
As of December 31, 2008				
Cost	2,330,945	479,133	112,712	2,922,790
Accumulated amortization	—	(96,877)	(29,640)	(126,517)
Net book amount	2,330,945	382,256	83,072	2,796,273

(Amounts expressed in thousands of RMB unless otherwise stated)

6. Intangible assets *(Continued)*

Impairment tests for goodwill

Goodwill is allocated to the Group's CGUs and groups of CGUs identified according to business segments. A segment level summary of goodwill allocation is presented below:

	2008		2007	
	Alumina *RMB'000*	**Primary aluminum** *RMB'000*	Alumina *RMB'000*	Primary aluminum *RMB'000*
Qinghai Branch	—	**217,267**	—	217,267
Guangxi Branch	**189,419**	—	189,419	—
Lanzhou Branch	—	**1,924,259**	—	1,924,259
Jiaozuo AES Wanfang Power Co., Ltd. ("Wanfang Power")	—	**31,790**	—	—
	189,419	**2,173,316**	189,419	2,141,526

The recoverable amounts of CGUs or group of CGUs are determined based on value-in-use calculation. These calculation are based on five-year financial budgets approved by management using cash flow forecast. A growth rate of 2% is applied for cash flows beyond the five-year period, as this rate does not exceed the long-term average growth rate for respective businesses and is consistent with forecast information contained in industry reports. Key assumptions applied in the impairment tests include the expected product price, demand for the products, product cost and related expenses. Management determined these key assumptions based on past performance and its expectations on market development. Management adopts a pre-tax rate of 11% that can reflect specific risks related to CGUs and groups of CGUs as discount rates. The assumptions above are used in analyzing recoverable amounts of CGUs and groups of CGUs within business segments.

As of December 31, 2007 and 2008, no goodwill was impaired based on impairment tests of the Group above.

(Amounts expressed in thousands of RMB unless otherwise stated)

7. Property, plant and equipment

	Group					
	Buildings	**Plant and machinery**	**Transportation facilities**	**Office and other equipment**	**Construction-in-progress**	**Total**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
As of January 1, 2007						
Cost, as previously stated	20,216,530	50,017,564	2,121,513	479,908	4,457,316	77,292,831
Seven common control entities acquired in 2008 *(Note 5)*	1,644,873	4,065,403	133,516	88,159	1,380,406	7,312,357
Cost, as restated	21,861,403	54,082,967	2,255,029	568,067	5,837,722	84,605,188
Accumulated depreciation and impairment, as previously stated	(5,833,264)	(19,220,223)	(1,029,490)	(169,502)	(16,876)	(26,269,355)
Seven common control entities acquired in 2008 *(Note 5)*	(292,526)	(865,252)	(57,397)	(42,223)	—	(1,257,398)
Accumulated depreciation and impairment, as restated	(6,125,790)	(20,085,475)	(1,086,887)	(211,725)	(16,876)	(27,526,753)
Net book amount	15,735,613	33,997,492	1,168,142	356,342	5,820,846	57,078,435

(Amounts expressed in thousands of RMB unless otherwise stated)

7. Property, plant and equipment *(Continued)*

	Group					
	Buildings	**Plant and machinery**	**Transportation facilities**	**Office and other equipment**	**Construction-in-progress**	**Total**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Year ended December 31, 2007						
Opening net book amount	15,735,613	33,997,492	1,168,142	356,342	5,820,846	57,078,435
Acquisition of a subsidiary *(Note 5)*	718,659	1,130,745	115,170	49	3,775,334	5,739,957
Additions	32,684	97,928	93,638	20,158	11,390,190	11,634,598
Transfers/Reclassification	2,425,425	4,777,551	625,346	119,087	(7,947,409)	—
Depreciation	(806,677)	(3,726,123)	(200,941)	(87,467)	—	(4,821,208)
Impairment loss *(Note 28)*	(63)	(9,740)	(32)	(46)	(3,368)	(13,249)
Disposals	(134,445)	(192,826)	(4,674)	(1,310)	—	(333,255)
Closing net book amount	17,971,196	36,075,027	1,796,649	406,813	13,035,593	69,285,278

(Amounts expressed in thousands of RMB unless otherwise stated)

7. Property, plant and equipment *(Continued)*

	Group					
	Buildings	Plant and machinery	Transportation facilities	Office and other equipment	Construction-in-progress	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
As of December 31, 2007						
Cost, as previously stated	23,227,463	54,553,388	2,992,450	612,950	11,704,765	93,091,016
Seven common control entities acquired in 2008 *(Note 5)*	1,770,268	5,228,067	141,645	88,299	1,351,072	8,579,351
Cost, as restated	24,997,731	59,781,455	3,134,095	701,249	13,055,837	101,670,367
Accumulated depreciation and impairment, as previously stated	(6,695,490)	(22,569,710)	(1,276,864)	(250,476)	(20,244)	(30,812,784)
Seven common control entities acquired in 2008 *(Note 5)*	(331,045)	(1,136,718)	(60,582)	(43,960)	—	(1,572,305)
Accumulated depreciation and impairment, as restated	(7,026,535)	(23,706,428)	(1,337,446)	(294,436)	(20,244)	(32,385,089)
Net book amount	17,971,196	36,075,027	1,796,649	406,813	13,035,593	69,285,278

(Amounts expressed in thousands of RMB unless otherwise stated)

7. Property, plant and equipment *(Continued)*

	Group					
	Buildings	**Plant and machinery**	**Transportation facilities**	**Office and other equipment**	**Construction-in-progress**	**Total**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Year ended December 31, 2008						
Opening net book amount	17,971,196	36,075,027	1,796,649	406,813	13,035,593	69,285,278
Acquisitions of subsidiaries *(Note 9)*	709,384	1,989,700	22,548	23,492	60,058	2,805,182
Additions	37,625	338,762	30,003	13,015	18,857,859	19,277,264
Transfers/Reclassification	2,591,350	8,633,962	(25,279)	(95,687)	(11,104,346)	—
Depreciation	(886,088)	(4,106,954)	(213,087)	(63,724)	—	(5,269,853)
Impairment loss *(Note 28)*	—	(1,334)	—	—	—	(1,334)
Disposals	(18,517)	(57,007)	(5,464)	(1,426)	—	(82,414)
Closing net book amount	20,404,950	42,872,156	1,605,370	282,483	20,849,164	86,014,123
As of December 31, 2008						
Cost	28,549,306	71,095,600	3,046,370	578,339	20,869,408	124,139,023
Accumulated depreciation and impairment	(8,144,356)	(28,223,444)	(1,441,000)	(295,856)	(20,244)	(38,124,900)
Net book amount	20,404,950	42,872,156	1,605,370	282,483	20,849,164	86,014,123

(Amounts expressed in thousands of RMB unless otherwise stated)

7. Property, plant and equipment *(Continued)*

	Company					
	Buildings	Plant and machinery	Transportation facilities	Office and other equipment	Construction-in-progress	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
As of January 1, 2007						
Cost	14,200,886	35,688,431	1,913,039	347,176	3,731,414	55,880,946
Accumulated depreciation and impairment	(4,702,159)	(15,811,555)	(960,764)	(130,554)	(16,876)	(21,621,908)
Net book amount	9,498,727	19,876,876	952,275	216,622	3,714,538	34,259,038
Year ended December 31, 2007						
Opening net book amount	9,498,727	19,876,876	952,275	216,622	3,714,538	34,259,038
Additions	4,536	74,803	50,151	8,848	7,353,083	7,491,421
Transfers/Reclassification	1,612,055	2,630,368	536,523	110,801	(4,889,747)	—
Transfers from subsidiaries to branches *(Notes 9 and 10(b))*	1,966,171	3,807,056	186,488	2,386	1,334,641	7,296,742
Depreciation	(523,120)	(2,418,857)	(163,175)	(55,843)	—	(3,160,995)
Impairment loss	—	—	—	—	(3,368)	(3,368)
Disposals	(59,536)	(141,901)	(1,424)	(348)	—	(203,209)
Closing net book amount	12,498,833	23,828,345	1,560,838	282,466	7,509,147	45,679,629
As of December 31, 2007						
Cost	18,363,831	43,530,611	2,763,587	479,763	7,529,391	72,667,183
Accumulated depreciation and impairment	(5,864,998)	(19,702,266)	(1,202,749)	(197,297)	(20,244)	(26,987,554)
Net book amount	12,498,833	23,828,345	1,560,838	282,466	7,509,147	45,679,629

(Amounts expressed in thousands of RMB unless otherwise stated)

7. Property, plant and equipment *(Continued)*

	Company					
	Buildings	Plant and machinery	Transportation facilities	Office and other equipment	Construction-in-progress	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Year ended December 31, 2008						
Opening net book amount	12,498,833	23,828,345	1,560,838	282,466	7,509,147	45,679,629
Additions	381	19,560	10,171	4,433	9,353,005	9,387,550
Transfers/Reclassification	1,887,706	6,291,858	(50,539)	(52,134)	(8,076,891)	—
Transfers from subsidiaries to branches *(Notes 9 and 10(b))*	586,065	931,217	46,791	8,497	3,133,446	4,706,016
Transfers from branches to subsidiaries *(Notes 9 and 10(b))*	(75,628)	(62,041)	(75,699)	(5,191)	(644,590)	(863,149)
Depreciation	(642,371)	(2,765,330)	(168,404)	(43,672)	—	(3,619,777)
Disposals	(12,335)	(47,356)	(459)	(222)	—	(60,372)
Closing net book amount	14,242,651	28,196,253	1,322,699	194,177	11,274,117	55,229,897
As of December 31, 2008						
Cost	20,990,377	50,731,886	2,595,764	414,899	11,294,361	86,027,287
Accumulated depreciation and impairment	(6,747,726)	(22,535,633)	(1,273,065)	(220,722)	(20,244)	(30,797,390)
Net book amount	14,242,651	28,196,253	1,322,699	194,177	11,274,117	55,229,897

(Amounts expressed in thousands of RMB unless otherwise stated)

7. Property, plant and equipment *(Continued)*

Note:

At December 31, 2008, the Group uses property, plant and equipment, net of RMB900.230 million (2007: RMB1,429.039 million) in pledges for loans. Please refer to Note 22 for details.

For the year ended December 31, 2008, depreciation expenses of RMB4,693.943 million, RMB5.260 million, RMB225.482 million and RMB345.168 million (2007: RMB4,330.897 million, RMB4.386 million, RMB218.043 million, and RMB267.882 million) were recorded in cost of sales, selling expenses, general and administrative expenses and inventories, respectively.

Interest expense of RMB920.394 million (2007: RMB372.873 million) arising from borrowings for the construction of property, plant and equipment during the year were capitalized and are included in 'Additions' in property, plant and equipment. The annual capitalization rate of approximately 6.77% (2007: 5.68%) was used.

During 2008, impairment loss of RMB10.490 million (2007: RMB113.058 million) was included in the computation of disposal gain or loss on related property, plant and equipment.

8. Land use rights

Details of land use rights are as follow:

	Group		Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
In Hong Kong, held on:				
Leases between				
10 to 50 years	**95,157**	103,532	—	—
Outside Hong Kong, held on:				
Leases less than 10 years	**16,285**	42,036	**16,285**	42,036
Leases between				
10 to 50 years	**1,618,926**	1,314,929	**370,411**	198,902
Leases over 50 years	**182**	184	**182**	184
	1,730,550	1,460,681	**386,878**	241,122

(Amounts expressed in thousands of RMB unless otherwise stated)

9. Investments in subsidiaries

	Company	
	2008	2007
	RMB'000	*RMB'000*
Investment, at cost:		
Listed securities in the PRC *(Note)*	**223,782**	—
Unlisted securities	**10,405,682**	7,099,198
	10,629,464	7,099,198
Market value of listed securities *(Note)*	**1,030,458**	N/A

Note:

Listed securities in 2008 represent investments in Jiaozuo Wanfang Aluminum Manufacturing Co., Ltd. ("Jiaozuo Wanfang"), a company with its A shares listed on the SSE in the PRC. The Company has determined that de facto control over Jiaozuo Wanfang was established in 2008. Jiaozuo Wanfang and its subsidiary, Shanghai Wanfang Aluminum Trading and Development Co., Ltd. ("Wanfang Trading") are therefore consolidated from January 1, 2008 onwards. The fair value of net identifiable assets acquired on January 1, 2008 approximated its carrying amount.

(Amounts expressed in thousands of RMB unless otherwise stated)

9. Investments in subsidiaries *(Continued)*

The following is a list of principal subsidiaries as of December 31, 2008:

(a) Subsidiaries acquired from common control business combinations

Name	Place of incorporation and operation	Legal status	Registered and fully paid capital	Business nature and scope of operations	Equity interest held	
					Direct	Indirect
Baotou Aluminum (包頭鋁業有限公司) *(Note (i))*	PRC	Limited liability company	RMB500,000,000	Manufacture and distribution of primary aluminum, aluminum alloy and related fabrication products and carbon products	100%	–
Wuxi Xinbao Aluminum Co., Ltd. (無錫新包鋁業有限公司) *(Note (ii))*	PRC	Limited liability company	RMB2,000,000	Sales of metal materials, carbon products, fire-resisting and heat preservation materials and chemical products	–	90%
Longxing Aluminum (蘭州連城龍興鋁業有限責任公司) *(Note (iii))*	PRC	Limited liability company	RMB 988,880,000	Manufacture and distribution of primary aluminum, other aluminum products and carbon products; export activities of self -manufactured products	100%	–
Shanghai Changle Industrial and Trading Co., Ltd. ("Shanghai Changle") (上海暢樂工貿有限責任公司) *(Note (iv))*	PRC	Limited liability company	RMB10,000,000	Trading of nonferrous materials, metal materials, machinery and aluminum smelting materials, etc.	–	60%
Chalco Ruimin (中鋁瑞閩鋁板帶有限公司)	PRC	Limited liability company	RMB 416,244,027	Manufacture of aluminum, magnesium and related alloy products, export activities	75%	–
Huaxi Aluminum (華西鋁業有限責任公司)	PRC	Limited liability company	RMB604,360,000	Manufacture and distribution of primary aluminum, other aluminum products, mechanical and electrical products and equipment	56.86%	–

0177

(Amounts expressed in thousands of RMB unless otherwise stated)

9. Investments in subsidiaries *(Continued)*

(a) Subsidiaries acquired from common control business combinations *(Continued)*

Name	Place of incorporation and operation	Legal status	Registered and fully paid capital	Business nature and scope of operations	Equity interest held	
					Direct	Indirect
Chalco Southwest Aluminum (中鋁西南鋁板帶有限公司)	PRC	Limited liability company	RMB 540,000,000	Manufacture and distribution of metal materials (excluding precious metals), sales of general machinery and equipment	60%	–
Chalco Southwest Aluminum Cold Rolling (中鋁西南鋁冷連軋板帶有限公司)	PRC	Limited liability company	RMB50,000,000	Rolling aluminum and aluminum alloy processing, development of high precision aluminum strip production technology, import and export activities on goods and technology	100%	–
Henan Aluminum (中鋁河南鋁業有限公司)	PRC	Limited liability company	RMB 932,460,000	Manufacture and distribution of aluminum and alloy related products	84.02%	–

The English names of subsidiaries represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

Notes:

(i) *In May 2008, Baotou Aluminum was deregistered and its net assets was injected into Baotou Aluminum Co., Ltd., a newly established entity. The registered capital of Baotou Aluminum is changed to RMB500 million.*

(ii) *In December 2008, Baotou Aluminum divested its interests in Wuxi Xinbao Aluminum Co., Ltd.. The deregistration of Wuxi Xinbao Aluminum Co., Ltd is in process.*

(iii) *The assets and liabilities of Longxing Aluminum were injected into Liancheng Branch of the Company on November 30, 2008. The deregistration of Longxing Aluminum is in process.*

(iv) *Shanghai Changle, a subsidiary of Longxing Aluminum, was liquidated in November 2008. The deregistration is in process.*

(Amounts expressed in thousands of RMB unless otherwise stated)

9. Investments in subsidiaries *(Continued)*

(b) Subsidiaries acquired in non-common control business combinations and obtained through other methods

Name	Place of incorporation and operation	Legal status	Registered and fully paid capital	Business nature and scope of operations	Equity interest held Direct	Equity interest held Indirect
China Aluminum International Trading Co., Ltd. ("Chalco Trading") (中鋁國際貿易有限公司)	PRC	Limited liability company	RMB200,000,000	Import and export activities	90.50%	–
Chalco Foshan Trading Co., Ltd. (中鋁佛山貿易有限公司)	PRC	Limited liability company	RMB10,000,000	Distribution of nonferrous materials and mineral products	–	89.60%
Chalco Chongqing Trading Co., Ltd. (中鋁重慶銷售有限公司)	PRC	Limited liability company	RMB3,000,000	Distribution of nonferrous materials and mineral products	–	90.05%
China Aluminum International Shipping and Forwarding (Beijing) Corp., Ltd. (中鋁國貿(北京)貨運有限公司)	PRC	Limited liability company	RMB6,000,000	Provision of transportation services	–	88.69%
Shanghai Chalco Kailin Aluminum Co., Ltd. (上海中鋁凱林鋁業有限公司)	PRC	Limited liability company	RMB3,000,000	Distribution of nonferrous materials and mineral products	–	89.60%
Chalco Qinghai Western Int'l Trading Co., Ltd. (中鋁青海西部國際貿易有限公司)	PRC	Limited liability company	RMB15,000,000	Direct and indirect import and export of goods and services	–	81.45%
Chalco Shandong International Trading Co. Ltd. (中鋁山東國際貿易有限公司)	PRC	Limited liability company	RMB10,000,000	Import and export activities	–	81.90%
Chalco Henan International Trading Co. Ltd. (中鋁河南國際貿易有限公司)	PRC	Limited liability company	RMB3,000,000	Import and export activities	–	81.90%
Shenyang China Aluminum Trading Co., Ltd. (瀋陽中鋁貿易有限公司)	PRC	Limited liability company	RMB10,000,000	Distribution of nonferrous materials and mineral products	–	90.50%

(Amounts expressed in thousands of RMB unless otherwise stated)

9. Investments in subsidiaries *(Continued)*

(b) Subsidiaries acquired in non-common control business combinations and obtained through other methods *(Continued)*

Name	Place of incorporation and operation	Legal status	Registered and fully paid capital	Business nature and scope of operations	Equity interest held	
					Direct	Indirect
Chalco Wuhan Kaihua Aluminum Trading Co., Ltd. (中鋁武漢凱華鋁材銷售有限公司)	PRC	Limited liability company	RMB5,000,000	Distribution of nonferrous materials and mineral products	–	90.50%
Chalco Foshan Aluminum Trading Co., Ltd. (中鋁佛山鋁材銷售有限公司)	PRC	Limited liability company	RMB5,010,000	Distribution of nonferrous materials and mineral products	–	90.50%
Chalco Chengdu Aluminum Trading Co., Ltd. (中鋁成都鋁材銷售有限公司)	PRC	Limited liability company	RMB5,000,000	Distribution of nonferrous materials and mineral products	–	90.50%
Shanghai Chalco Kaihua Aluminum Trading Co., Ltd. (上海中鋁凱華鋁材銷售有限公司)	PRC	Limited liability company	RMB5,000,000	Distribution of nonferrous materials and mineral products	–	90.50%
Chalco Kaihua (Beijing) Aluminum Trading Co., Ltd. (中鋁凱華(北京)鋁材銷售有限公司)	PRC	Limited liability company	RMB5,000,000	Distribution of nonferrous materials and mineral products	–	90.50%
Shanxi Longmen Aluminum Co., Ltd. (山西龍門鋁業有限公司)	PRC	Limited liability company	RMB35,977,626	Manufacture and distribution of primary aluminum	55%	–
Shanxi Huatai Carbon Co., Ltd. (山西華泰炭素有限公司)	PRC	Limited liability company	RMB42,000,000	Manufacture and distribution of carbon related products	93.81%	4.53%
Shanxi Aluminum Factory Carbon Plant (山西鋁廠碳素廠)	PRC	Limited liability company	RMB11,820,000	Manufacture of backup cathode and anode carbon blocks used in manufacture of primary aluminum	72.57%	–

(Amounts expressed in thousands of RMB unless otherwise stated)

9. Investments in subsidiaries *(Continued)*

(b) Subsidiaries acquired in non-common control business combinations and obtained through other methods *(Continued)*

Name	Place of incorporation and operation	Legal status	Registered and fully paid capital	Business nature and scope of operations	Equity interest held	
					Direct	Indirect
The Institute of Shandong Qiyun Colored Metallurgy Engineering Co., Ltd. (山東齊韻有色冶金工程設計院有限公司)	PRC	Limited liability company	RMB9,900,000	Provision of design and consultation service of nonferrous metallurgy engineering projects and processing quotation consultation	100%	–
Henan Huahui Colored Engineering & Design Co., Ltd. (河南華慧有色工程設計有限公司)	PRC	Limited liability company	RMB5,000,000	Provision of design service of nonferrous metallurgy engineering projects and processing quotation consultation	100%	–
Zibo Wancheng Industrial Trading Co., Ltd. (淄博萬成工貿有限公司)	PRC	Limited liability company	RMB13,830,000	Provision of repairs and maintenance services for electrical plant and machinery	100%	–
Zhengzhou Hicer Hitech Ceramics Co., Ltd. (鄭州海賽高科技陶瓷有限責任公司)	PRC	Limited liability company	RMB5,000,000	Manufacture and distribution of alumina ceramic products	80%	–
China Aluminum Nanhai Alloy Co., Ltd. (中鋁南海合金有限公司)	PRC	Limited liability company	RMB100,000,000	Processing and distribution of nonferrous metal	100%	–
Shanxi Huasheng Aluminum Co., Ltd. (山西華聖鋁業有限公司)	PRC	Limited liability company	RMB1,000,000,000	Manufacture and distribution of primary aluminum, aluminum alloy and carbon-related products	51%	–
Shanxi Huaze Aluminum and Power Co., Ltd. ("Shanxi Huaze") (山西華澤鋁電有限公司)	PRC	Limited liability company	RMB1,500,000,000	Manufacture and distribution of primary aluminum and anode carbon products and electricity generation and supply	60%	–

(Amounts expressed in thousands of RMB unless otherwise stated)

9. Investments in subsidiaries *(Continued)*

(b) Subsidiaries acquired in non-common control business combinations and obtained through other methods *(Continued)*

Name	Place of incorporation and operation	Legal status	Registered and fully paid capital	Business nature and scope of operations	Equity interest held	
					Direct	Indirect
Shandong Aluminum Electronic Technology Co., Ltd. (山東山鋁電子技術有限公司)	PRC	Limited liability company	RMB20,000,000	Manufacture and distribution of electronic products	75%	–
Lanzhou Aluminum Construction & Installation Co., Ltd. (蘭州鋁業建築安裝有限公司)	PRC	Limited liability company	RMB1,500,000	Provision of construction services	93.33%	–
Hewan Power (蘭州鋁業河灣發電有限公司) *(Note (i))*	PRC	Limited liability company	RMB816,330,000	Thermal power generation and development and utilization of power generation by-products	N/A	–
Fushun Aluminum Co., Ltd. ("Fushun Aluminum") (撫順鋁業有限公司)	PRC	Limited liability company	RMB500,000,000	Aluminum smelting, manufacture and distribution of nonferrous metals	100%	–
Fushun Fluorizate Salt Co., Ltd. (撫順氟化鹽有限公司)	PRC	Limited liability company	RMB30,000,000	Manufacture of metal structures, development of fluorizate salt related technology	100%	–
Zunyi Aluminum Co., Ltd. (遵義鋁業股份有限公司)	PRC	Limited liability company	RMB260,000,000	Manufacture and distribution of primary aluminum	61.29%	–
Chalco Zunyi Alumina Co., Ltd. ("Zunyi Alumina") (中國鋁業遵義氧化鋁有限公司)	PRC	Limited liability company	Registered capital RMB1,400,000,000 Paid-in-capital RMB840,000,000	Manufacture and distribution of alumina	67%	–
Chongqing Qianbei Aluminum Trading Co., Ltd. (重慶黔北鋁銷售公司) *(Note (ii))*	PRC	Limited liability company	RMB1,000,000	Distribution of nonferrous metal materials, nonferrous metal and chemical products and materials	–	N/A
Shandong Huayu Aluminum and Power Co., Ltd. (山東華宇鋁電有限公司)	PRC	Limited liability company	RMB1,627,696,671	Manufacture and distribution of primary aluminum	55%	–

0182

(Amounts expressed in thousands of RMB unless otherwise stated)

9. Investments in subsidiaries *(Continued)*

(b) Subsidiaries acquired in non-common control business combinations and obtained through other methods *(Continued)*

Name	Place of incorporation and operation	Legal status	Registered and fully paid capital	Business nature and scope of operations	Equity interest held Direct	Equity interest held Indirect
Gansu Hualu Aluminum Co., Ltd. (甘肅華鷺鋁業有限公司)	PRC	Limited liability company	RMB529,236,439	Manufacture and distribution of primary aluminum	51%	–
Baiyin Ruiyuan Metal Co., Ltd. (白銀瑞園金屬有限公司)	PRC	Limited liability company	RMB4,800,000	Processing and distribution of light nonferrous products	–	48.87%
China Aluminum Taiyue Mining Co., Ltd. (中鋁太嶽礦業有限公司)	PRC	Limited liability company	Registered capital RMB60,000,000 Paid-in-capital RMB20,600,000	Acquisition and distribution of bauxite and iron ore mines	51%	–
Chalco Hong Kong Ltd. (中國鋁業香港有限公司)	Hong Kong	Limited liability company	HKD849,940,471	Oversea investments and alumina import and export activities	100%	–
Chalco Singapore Pte. Ltd. (中國鋁業新加坡有限公司)	The Republic of Singapore	Limited liability company	Singapore Dollar1	Investment holding	–	100%
Chalco Australia Holdings Pty. Ltd. (中國鋁業澳大利亞控股有限公司)	The Commonwealth of Australia ("Australia")	Limited liability company	AUD1	Investment holding	–	100%
Chalco Australia Pty. Ltd. (中國鋁業澳大利亞有限公司)	Australia	Limited liability company	AUD2	Manufacture of alumina	–	100%
Aurukun Alumina Refinery Pty Ltd. (奧魯昆氧化鋁有限公司)	Australia	Limited liability company	AUD1	Exploration and development of bauxite mines	–	100%
China Aluminum Mining Co., Ltd. ("Chalco Mining") (中鋁礦業有限公司) *(Note (iii))*	PRC	Limited liability company	RMB1,000,000,000	Manufacture, acquisition and distribution of bauxite mines, limestone ore, aluminum magnesium ore and related nonferrous metal products	100%	–

(Amounts expressed in thousands of RMB unless otherwise stated)

9. Investments in subsidiaries *(Continued)*

(b) Subsidiaries acquired in non-common control business combinations and obtained through other methods *(Continued)*

Name	Place of incorporation and operation	Legal status	Registered and fully paid capital	Business nature and scope of operations	Equity interest held Direct	Equity interest held Indirect
Ruzhou Jinhua Mining Co., Ltd. (汝州金華礦業有限公司) *(Note (iv))*	PRC	Limited liability company	RMB6,000,000	Exploration of dewalquite, development of fluorizate salt related technology	—	51%
Qingdao Light Metals Co., Ltd. (青島輕金屬有限責任公司) *(Note (iii))*	PRC	Limited liability company	RMB418,000,000	Processing and distribution of aluminum and related products and import, processing and utilization of recycled nonferrous metals	100%	—
Qingdao Huaye Industrial and Trading Co., Ltd. (青島華燁工貿有限公司)	PRC	Limited liability company	RMB6,000,000	Processing and distribution of aluminum and related products and import, processing and utilization of recycled nonferrous metals	—	100%
Jiaozuo Wanfang (焦作萬方股份有限公司)	PRC	Limited liability company	RMB480,176,000	Aluminum smelting, manufacture and distribution of nonferrous metals	29%	—
Wanfang Trading (上海萬方鋁業經貿發展有限公司)	PRC	Limited liability company	RMB10,000,000	Distribution of nonferrous metals, metal materials, mechanical equipment, instrumentation, construction materials, raw materials for aluminum smelting, etc.	—	26.10%
Wanfang Power (焦作愛依斯萬方電力有限公司 *(Note (v))*)	PRC	Limited liability company	RMB447,580,000	Operations, maintenance and repairs of self-used power plants, sales and utilization of electricity	—	29%

The English names of subsidiaries represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

0184

9. Investments in subsidiaries *(Continued)*

(b) Subsidiaries acquired in non-common control business combinations and obtained through other methods *(Continued)*

Notes:

(i) The assets and liabilities of Hewan Power were injected into Lanzhou Branch of the Company on January 1, 2008. The legal status of Hewan Power has been deregistered.

(ii) Chongqing Qianbei Aluminum Trading Co., Ltd. was deregistered in June 2008.

(iii) The assets and liabilities of Mining Branch and Qingdao Secondary Aluminum Alloy Branch of the Company were injected into Chalco Mining and Qingdao Light Metals Co., Ltd., newly established companies, on January 1 and August 6, 2008, respectively.

(iv) Chalco Mining, a subsidiary of the Company, acquired 51% equity interest in Ruzhou Jinhua Mining Co., Ltd. in May 2008, with acquisition cost amounted to RMB3.060 million. Net cash outflow arising from this subsidiary acquisition amounted to RMB2.958 million.

(v) On December 1, 2008, Jiaozuo Wanfang acquired the remaining equity interest in Wanfang Power, and Wanfang Power then became a wholly-owned subsidiary of Jiaozuo Wanfang.

(Amounts expressed in thousands of RMB unless otherwise stated)

10. Interests/Investments in jointly controlled entities/associates

(a) Interests/Investments in jointly controlled entities

Movements in interests/investments in jointly controlled entities are as follows:

	Group		Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Beginning of the year	**636,296**	575,794	**654,516**	590,633
Additional investments	**63,882**	63,883	**63,882**	63,883
Share of net profit/ (loss) under equity method	**1,672**	(3,381)	—	—
End of the year	**701,850**	636,296	**718,398**	654,516

Jointly controlled entities of the Group, all of which are unlisted, are as follows:

Name	Place of incorporation and operation	Legal status	Principal activities	Registered and fully paid capital	Equity interest held
Shanxi Jinxin Aluminum Co., Ltd. (山西晉信鋁業有限公司)	PRC	Limited liability company	Manufacture and distribution of primary aluminum	RMB20,000,000	50%
Guangxi Huayin Aluminum Co. Ltd. (廣西華銀鋁業有限公司)	PRC	Limited liability company	Manufacture and distribution of alumina	RMB2,122,815,000	33%

The English names of jointly controlled entities represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

All investments are directly held by the Company.

(Amounts expressed in thousands of RMB unless otherwise stated)

10. Interests/Investments in jointly controlled entities/associates *(Continued)*

(a) Interests/Investments in jointly controlled entities *(Continued)*

The Group's shares of interests in its jointly controlled entities are as follows:

	2008 RMB'000	2007 RMB'000
Assets:		
Non-current assets	**2,244,869**	1,796,704
Current assets	**743,740**	604,335
	2,988,609	2,401,039
Liabilities:		
Non-current liabilities	**(616,141)**	(17,618)
Current liabilities	**(1,670,618)**	(1,747,125)
	(2,286,759)	(1,764,743)
Net assets	**701,850**	636,296
Income	**610,699**	23,922
Expenses	**(609,027)**	(27,303)
Net profit/(loss)	**1,672**	(3,381)
Proportionate interests in jointly controlled entities' capital commitments	**199,650**	907,802

There are no material contingent liabilities relating to the Group's interests in the jointly controlled entities and the jointly controlled entities themselves.

(Amounts expressed in thousands of RMB unless otherwise stated)

10. Interests/Investments in jointly controlled entities/associates *(Continued)*

(b) Interests/Investments in associates

	Group		Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Unlisted securities	**109,815**	75,600	**105,600**	75,600
Listed securities in the PRC *(Note 9)*	**—**	247,454	**—**	247,454
Proportionate share of net assets	**(5,006)**	230,866	**—**	—
	104,809	553,920	**105,600**	323,054
Market value of listed securities	**N/A**	6,242,625	**N/A**	6,242,625

(Amounts expressed in thousands of RMB unless otherwise stated)

10. Interests/Investments in jointly controlled entities/associates *(Continued)*

(b) Interests/Investments in associates *(Continued)*

Movements in interests/investments in associates are as follows:

	Group		Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Beginning of the year	**553,920**	1,273,707	**323,054**	1,091,492
Additional investments	**30,000**	—	**30,000**	—
Transfers from associates to subsidiaries	**(461,075)**	(933,755)	**(247,454)**	(768,438)
Share of net profit under equity method	**10,045**	241,945	—	—
Other equity movement	—	168	—	—
Cash dividends declared	**(28,081)**	(27,850)	—	—
Disposal of an associate	—	(295)	—	—
End of the year	**104,809**	553,920	**105,600**	323,054

(Amounts expressed in thousands of RMB unless otherwise stated)

10. Interests/Investments in jointly controlled entities/associates *(Continued)*

(b) Interests/Investments in associates *(Continued)*

As of December 31, 2008, associates of the Group are as follows:

Name	Place of incorporation and operation	Legal status	Principal activities	Registered and fully paid capital	Equity interest held
Jiaozuo Coal Group Xinxiang (Zhaogu) Energy Corporation Co., Ltd. (焦作煤業集團新鄉(趙固)能源有限責任公司)	PRC	Limited liability company	Coal production	RMB252,000,000	30%
ABC-CA Fund Management Co., Ltd. (農銀匯理基金管理有限公司) *(Note (i))*	PRC	Limited liability company	Investments	RMB200,000,000	15%
Jiaozuo Wanfang Industry Co., Ltd. (焦作市萬方實業有限公司) *(Note (ii))*	PRC	Limited liability company	Sales of construction materials and other goods	RMB10,000,000	8.7%

The English names of certain associates represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

Notes:

(i) *The Company exercises significant influence on ABC-CA Fund Management Co., Ltd. through its appointment of a director into the board.*

(ii) *Jiaozuo Wanfang Industry Co., Ltd. is an associate of Jiaozuo Wanfang, a subsidiary of the Company, which Jiaozo Wanfang holds 30% direct equity interest in this investee. All the other investments are directly held by the Company.*

(Amounts expressed in thousands of RMB unless otherwise stated)

10. Interests/Investments in jointly controlled entities/associates *(Continued)*

(b) Interests/Investments in associates *(Continued)*

The Group's shares of interests in its associates are as follows:

	2008	2007
	RMB'000	*RMB'000*
Assets	**539,437**	1,282,265
Liabilities	**434,628**	728,345
Revenue	**66,016**	1,815,736
Profit	**10,045**	241,945

11. Available-for-sale financial assets

	Group		**Company**	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Beginning of the year	**40,113**	18,182	**7,000**	—
Acquisition of subsidiaries	**10,100**	5,000	—	—
Additions	—	2,500	—	2,000
Transfer from a subsidiary to a branch	—	—	—	5,000
Disposals	—	(56)	—	—
Fair value changes	**(11,499)**	14,487	—	—
End of the year	**38,714**	40,113	**7,000**	7,000

Available-for-sale financial assets are denominated in RMB. Except for the investment in China Pacific Insurance (Group) Co., Ltd., which is stated at fair value, all the other available-for-sale financial assets are unquoted equity securities in which no quoted market prices are available in the PRC. They are stated at cost as their fair value cannot be reliably estimated and the portion of such assets is not material to the Group's consolidated financial statements.

(Amounts expressed in thousands of RMB unless otherwise stated)

12. Deferred income tax

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same tax authority. The offset amounts are as follows:

	Group		Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Deferred income tax assets:				
— Deferred income tax asset to be recovered after more than 12 months	**389,961**	361,920	**215,740**	167,401
— Deferred income tax asset to be recovered within 12 months	**308,543**	200,253	**134,596**	106,469
Sub-total	**698,504**	562,173	**350,336**	273,870
Deferred income tax liabilities:				
— Deferred income tax liabilities to be settled after more than 12 months	**48,363**	160,183	**—**	138,164
— Deferred income tax liabilities to be settled within 12 months	**5,405**	12,277	**—**	8,980
Sub-total	**53,768**	172,460	**—**	147,144
Total	**644,736**	389,713	**350,336**	126,726

(Amounts expressed in thousands of RMB unless otherwise stated)

12. Deferred income tax *(Continued)*

The gross movement on the deferred income tax is as follows:

	Group		Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Beginning of the year	**389,713**	339,810	**126,726**	114,146
Acquisitions of subsidiaries	**(49,654)**	15,477	—	—
Transfers from branches to subsidiaries	—	—	**(23,957)**	—
Transfers from subsidiaries to branches	—	—	**71,067**	209,926
Recognition in equity	**1,725**	(2,173)	—	—
Recognition in income statement *(Note 29)*	**302,952**	36,599	**176,500**	(197,346)
End of the year	**644,736**	389,713	**350,336**	126,726

(Amounts expressed in thousands of RMB unless otherwise stated)

12. Deferred income tax *(Continued)*

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Movement of deferred income tax assets:

	Group								
	Provision for receivables and inventories	**Impairment of property, plant and equipment**	**Accrued wages**	**Tax deduction on purchases of domestically manufactured equipment**	**Deductible tax losses**	**Unrealized profit**	**Reversal of asset revaluation**	**Others**	**Total**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
As of January 1, 2007	68,978	51,682	289,725	37,499	–	36,889	–	52,107	536,880
Acquisitions of subsidiaries *(Note 5)*	2,703	12,774	–	–	–	–	–	–	15,477
Recognition in income statement	(6,388)	(42,297)	(217,678)	195,563	–	12,826	69,080	(1,290)	9,816
As of December 31, 2007	65,293	22,159	72,047	233,062	–	49,715	69,080	50,817	562,173
Acquisition of a subsidiary	4,146	1,352	–	–	–	–	–	–	5,498
Recognition in income statement	160,348	(396)	(68,333)	47,235	211,845	(49,715)	(8,714)	2,542	294,812
As of December 31, 2008	229,787	23,115	3,714	280,297	211,845	–	60,366	53,359	862,483

(Amounts expressed in thousands of RMB unless otherwise stated)

12. Deferred income tax *(Continued)*

Movement of deferred income tax assets: *(Continued)*

	Company								
	Provision for receivables and inventories	Impairment of property, plant and equipment	Accrued wages	Tax deduction on purchases of domestically manufactured equipment	Deductible tax losses	Unrealized profit	Reversal of asset revaluation	Others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
As of January 1, 2007	29,171	29,105	233,030	–	–	–	–	15,800	307,106
Transfers from subsidiaries to branches	16,416	22,329	–	159,776	–	15,515	–	–	214,036
Recognition in income statement	(3,298)	(31,745)	(204,171)	(14,340)	–	(5,471)	–	11,753	(247,272)
As of December 31, 2007	42,289	19,689	28,859	145,436	–	10,044	–	27,553	273,870
Transfers from subsidiaries to branches	8,117	–	2,189	–	–	–	60,761	–	71,067
Transfers from branches to subsidiaries	(322)	–	(1,621)	–	–	–	–	(22,014)	(23,957)
Recognition in income statement	77,361	3,183	(28,390)	116,136	5,860	(10,044)	(395)	(430)	163,281
As of December 31, 2008	127,445	22,872	1,037	261,572	5,860	–	60,366	5,109	484,261

For the year ended December 31, 2008
(Amounts expressed in thousands of RMB unless otherwise stated)

12. Deferred income tax *(Continued)*

Movement of deferred income tax liabilities:

	Group					
	Interest capitalization	**Fair value changes of financial assets**	**Depreciation of property, plant and equipment**	**Amortization of intangible assets**	**Asset revaluation**	**Total**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
As of January 1, 2007	197,070	—	—	—	—	197,070
Recognition in equity	—	2,173	—	—	—	2,173
Recognition in income statement	(49,926)	3,297	18,500	1,346	—	(26,783)
As of December 31, 2007	147,144	5,470	18,500	1,346	—	172,460
Acquisition of a subsidiary	—	—	—	—	55,152	55,152
Recognition in equity	—	(1,725)	—	—	—	(1,725)
Recognition in income statement	(13,914)	(3,297)	9,498	674	(1,101)	(8,140)
As of December 31, 2008	133,230	448	27,998	2,020	54,051	217,747

(Amounts expressed in thousands of RMB unless otherwise stated)

12. Deferred income tax *(Continued)*

Movement of deferred income tax liabilities: *(Continued)*

	Company		
	Interest capitalization	Depreciation of property, plant and equipment	Total
	RMB'000	*RMB'000*	*RMB'000*
As of January 1, 2007	192,960	—	192,960
Transfers from subsidiaries to branches	4,110	—	4,110
Recognition in income statement	(49,926)	—	(49,926)
As of December 31, 2007	147,144	—	147,144
Recognition in income statement	(13,914)	695	(13,219)
As of December 31, 2008	133,230	695	133,925

Deductible temporary differences of unrecognized deferred income tax assets relating to deductible tax losses are as follows:

	Group		Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Maturity				
2008	**N/A**	—	**N/A**	—
2009	—	—	—	—
2010	—	—	—	—
2011	**16,270**	16,270	—	—
2012	**279,094**	279,094	—	—
2013	**397,956**	N/A	**2,903**	N/A
Total	**693,320**	295,364	**2,903**	—

(Amounts expressed in thousands of RMB unless otherwise stated)

13. Other non-current assets/liabilities

(a) Other non-current assets

	Group		Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Prepayment for alumina purchases *(Note)*	**432,525**	—	—	—
Prepayment for coal purchases	**196,000**	232,000	**196,000**	—
Others	**156,578**	114,496	**58,764**	85,654
	785,103	346,496	**254,764**	85,654

(b) Other non-current liabilities

	Group		Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Alumina consideration received in advance *(Note)*	**432,228**	—	—	—
Others	**261,321**	180,555	**178,730**	148,297
	693,549	180,555	**178,730**	148,297

Note:

These amounts represented portions of prepayments made and advances received for alumina to be fulfilled under long-term contracts entered into by Chalco Trading, a subsidiary of the Company.

(Amounts expressed in thousands of RMB unless otherwise stated)

14. Inventories, net

	Group		Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Raw materials	**7,426,426**	5,403,013	**5,346,750**	4,475,127
Work-in-progress	**5,322,238**	4,522,779	**3,432,332**	2,761,466
Finished goods	**7,088,859**	4,636,755	**2,668,470**	1,886,248
Spare parts	**1,022,981**	896,978	**725,389**	593,592
	20,860,504	15,459,525	**12,172,941**	9,716,433
Less: provision for inventory obsolescence	**(984,489)**	(89,743)	**(467,223)**	(61,524)
	19,876,015	15,369,782	**11,705,718**	9,654,909

Movements on the provision for inventory obsolescence are as follows:

	Group		Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
As of January 1	**89,743**	70,559	**61,524**	66,385
Provision for inventory obsolescence	**916,256**	40,330	**418,740**	12,215
Transfer from subsidiaries to branches	—	—	**1,361**	2,594
Transfer from a branch to a subsidiary	—	—	**(655)**	—
Reversal upon sales of inventories	**(21,510)**	(6,169)	**(13,747)**	(6,169)
Other reversal	—	(14,977)	—	(13,501)
As of December 31	**984,489**	89,743	**467,223**	61,524

(Amounts expressed in thousands of RMB unless otherwise stated)

15. Accounts receivable, net

	Group		Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Trade receivables	**1,213,875**	1,167,035	**361,482**	704,129
Less: provision for doubtful debts	**(267,454)**	(281,379)	**(249,122)**	(263,690)
	946,421	885,656	**112,360**	440,439
Trade receivables from related parties	**521,021**	450,099	**3,919,204**	837,595
Less: provision for doubtful debts	**(154,403)**	(156,425)	**(154,403)**	(156,425)
	366,618	293,674	**3,764,801**	681,170
	1,313,039	1,179,330	**3,877,161**	1,121,609
Notes receivable	**722,285**	2,539,476	**601,120**	1,539,935
	2,035,324	3,718,806	**4,478,281**	2,661,544

(Amounts expressed in thousands of RMB unless otherwise stated)

15. Accounts receivable, net *(Continued)*

Certain of the Group's sales were on advanced payments or documents against payment. In respect of sales to large and long-established customers, subject to negotiation, a credit period for up to one year may be granted. The credit policies of some of the entities within Chinalco were receivables on demand. As of December 31, 2008, the ageing analysis of trade receivables is as follows:

	Group		Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 1 year	**1,964,801**	3,651,991	**4,355,693**	2,527,641
Between 1 and 2 years	**33,173**	31,792	**21,330**	35,379
Between 2 and 3 years	**17,834**	15,399	**11,031**	9,755
Over 3 years	**441,373**	457,428	**493,752**	508,884
	2,457,181	4,156,610	**4,881,806**	3,081,659

The credit quality of accounts receivable that are neither past due nor impaired is assessed by reference to the counterparty's default history. There is no history of default for the customers above.

Accounts receivable that are generally past due less than one year are not considered impaired. As of December 31, 2008, accounts receivable of RMB29 million (2007: RMB42 million) of the Group and RMB21 million (2007: RMB39 million) of the Company were past due but not impaired. These relate to a number of individual customers for whom there is no recent history of default. The ageing analysis of these accounts receivable is as follows:

	Group		Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 1 year	**14,340**	29,450	**9,742**	28,771
Between 1 and 2 years	**1,596**	3,150	**1,222**	3,102
Between 2 and 3 years	**2,115**	3,879	**1,838**	3,704
Over 3 years	**11,207**	5,977	**8,031**	3,546
	29,258	42,456	**20,833**	39,123

(Amounts expressed in thousands of RMB unless otherwise stated)

15. Accounts receivable, net *(Continued)*

As of December 31, 2008, accounts receivable of RMB438 million (2007: RMB449 million) of the Group and RMB414 million (2007: RMB420 million) of the Company were substantially impaired and provided for. The individually impaired receivables mainly relate to customers which are in unexpected difficult economic situations. It was assessed that a small portion of the receivables is expected to be recovered. The ageing of these receivables is as follows:

	Group		Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Between 2 and 3 years	**11,478**	9,025	**3,982**	1,584
Over 3 years	**427,006**	439,815	**409,527**	418,857
	438,484	448,840	**413,509**	420,441

Movements on the provision for doubtful debts of accounts receivable are as follows:

	Group		Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
As of January 1	**437,804**	467,102	**420,115**	387,449
Provision for doubtful debts	**5,533**	10,303	**766**	3,310
Transfer from a subsidiary to a branch	—	—	**1,545**	42,122
Accounts receivables written off	**(13,674)**	(12,268)	**(13,725)**	(9,564)
Reversal	**(7,806)**	(27,333)	**(5,176)**	(3,202)
As of December 31	**421,857**	437,804	**403,525**	420,115

0202

For the year ended December 31, 2008
(Amounts expressed in thousands of RMB unless otherwise stated)

16. Other current assets, net

	Group		Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Prepayments to third parties	**601,774**	1,453,427	**188,516**	353,388
Prepayments to related parties	**835,181**	90,212	**107,680**	83,090
Total prepayments	**1,436,955**	1,543,639	**296,196**	436,478
Contract performance deposits	**548,592**	52,427	**7,690**	6,280
Staff advances	**38,617**	40,912	**18,563**	19,516
Value-added tax recoverable	**756,551**	138,438	**125,131**	30,067
Export tax refund receivable	**62,385**	43,565	**—**	2,012
Dividends receivable	**—**	—	**141,651**	4,656
Receivables from sales of materials	**68,507**	84,531	**57,761**	82,578
Receivables from sales of water and electricity	**32,733**	34,051	**21,321**	22,749
Receivables from sales of spare parts	**18,728**	22,803	**16,113**	22,503
Deposits for investments	**255,054**	5,054	**255,054**	5,054
Others	**397,511**	297,679	**173,650**	106,276
Receivables from related parties *(Note)*	**82,440**	136,189	**2,223,292**	1,406,646
	2,261,118	855,649	**3,040,226**	1,708,337
Less: provision for doubtful debts	**(224,542)**	(275,665)	**(215,539)**	(240,996)
Total other receivables	**2,036,576**	579,984	**2,824,687**	1,467,341
Total other current assets, net	**3,473,531**	2,123,623	**3,120,883**	1,903,819

Note:

Included in related party receivables at Company level were certain entrusted loans to subsidiaries amounting to RMB665 million (2007: RMB270 million) maturing within one year. The annual interest rates for the year ended December 31, 2008 ranged from 5.51% to 7.47% (2007: 5.51% to 6.56%).

(Amounts expressed in thousands of RMB unless otherwise stated)

16. Other current assets, net *(Continued)*

As of December 31, 2008, the ageing analysis of other receivables is as follows:

	Group		Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 1 year	**1,928,039**	471,164	**1,866,701**	1,386,436
Between 1 and 2 years	**25,816**	29,296	**901,033**	29,629
Between 2 and 3 years	**11,472**	20,878	**8,262**	14,419
Over 3 years	**295,791**	334,311	**264,230**	277,853
	2,261,118	855,649	**3,040,226**	1,708,337

The credit quality of other receivables that are neither past due nor impaired is assessed by reference to the counterparty's default history. There is no history of default for the receivables above.

Other receivables that are generally past due less than one year are not considered impaired. As of December 31, 2008, other receivables of RMB53 million (2007: RMB85 million) of the Group and RMB48 million (2007: RMB74 million) of the Company were past due but not impaired. These were contracts bound by repayment terms on demand. The ageing analysis of these other receivables is as follows:

	Group		Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 1 year	**6,311**	22,772	**4,773**	22,767
Between 1 and 2 years	**8,557**	22,423	**8,555**	15,321
Between 2 and 3 years	**6,095**	6,000	**6,090**	5,960
Over 3 years	**31,607**	33,617	**28,530**	30,293
	52,570	84,812	**47,948**	74,341

(Amounts expressed in thousands of RMB unless otherwise stated)

16. Other current assets, net *(Continued)*

As of December 31, 2008, other receivables of RMB251 million (2007: RMB279 million) of the Group and RMB223 million (2007: RMB241 million) of the Company were impaired and provided for. The individually impaired receivables mainly relate to sales of materials and others, which are in unexpected difficult economic situations. It was assessed that a portion of the receivables is expected to be recovered. The ageing of these receivables is as follows:

	Group		Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Between 2 and 3 years	**2,630**	4,606	**1,551**	3,146
Over 3 years	**248,665**	274,210	**221,591**	238,026
	251,295	278,816	**223,142**	241,172

Movements on the provision for doubtful debts of other receivables are as follows:

	Group		Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
As of January 1	**275,665**	293,686	**240,996**	253,647
Provision for doubtful debts	**4,744**	2,878	**31,719**	1,722
Transfer from a subsidiary to a branch	**—**	—	**—**	728
Other receivables written off	**(25,721)**	(17,384)	**(25,740)**	(12,926)
Reversal	**(30,146)**	(3,515)	**(19,379)**	(2,175)
Transfer from a branch to a subsidiary	**—**	—	**(12,057)**	—
As of December 31	**224,542**	275,665	**215,539**	240,996

(Amounts expressed in thousands of RMB unless otherwise stated)

17. Bank balances and cash

	Group		Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Cash and cash equivalents	**15,982,129**	8,824,971	**7,030,857**	5,121,705
Short-term cash investments *(Note (a))*	**70,703**	96,054	**—**	—
Restricted cash *(Note (b))*	**242,753**	133,540	**—**	—
Total	**16,295,585**	9,054,565	**7,030,857**	5,121,705

Notes:

(a) *The annual effective interest rate of fixed deposits during the year was 7.60% (2007: 7.01%) with average maturity days of 365 days (2007: 365 days).*

(b) *Restricted cash primarily represented credit and note deposits.*

(c) *Material non-cash transactions*

For the year ended December 31, 2008, there was a material non-cash transaction, which was a capital injection of property, plant and equipment amounting to RMB370.643 million to a subsidiary of the Company by a minority shareholder of the subsidiary.

For the year ended December 31, 2007, the material non-cash transactions were the issuances of A shares as consideration for the acquisitions disclosed in Note 5.

(Amounts expressed in thousands of RMB unless otherwise stated)

17. Bank balances and cash *(Continued)*

Bank balances and cash of the Group and the Company were denominated in the following currencies:

	Group		Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
RMB	**15,830,194**	8,733,697	**7,027,974**	5,118,042
USD	**190,679**	52,739	—	—
HKD	**46,416**	128,283	—	—
EUR	**9,891**	32,406	—	—
AUD	**218,405**	107,440	**2,883**	3,663
	16,295,585	9,054,565	**7,030,857**	5,121,705

18. Issued capital and reserves

(a) Share capital

	Group and Company			
	2008		2007	
	Number of shares	Share capital	Number of shares	Share capital
		RMB'000		*RMB'000*
Beginning of the year	13,524,487,892	13,524,488	11,649,876,153	11,649,876
Issuance of shares	—	—	1,874,611,739	1,874,612
End of the year	13,524,487,892	13,524,488	13,524,487,892	13,524,488

(Amounts expressed in thousands of RMB unless otherwise stated)

18. Issued capital and reserves *(Continued)*

(a) Share capital *(Continued)*

As of December 31, 2007 and 2008, all issued shares are registered and fully paid, divided into 13,524,487,892 shares (2007: 13,524,487,892 shares) of RMB1.00 par value each, comprised 9,580,521,924 A shares and 3,943,965,968 H shares (2007: 9,580,521,924 A shares and 3,943,965,968 H shares). Both A shares and H shares rank pari passu to each other.

On April 24, 2007, the Company issued 1,237 million A shares to acquire 72% equity interest of Lanzhou Aluminum and 28.57% equity interest of Shandong Aluminum. These A shares were then listed on the SSE on April 30, 2007.

On December 28, 2007, the Company issued 638 million A shares to acquire 100% equity interest of Baotou Aluminum.

Of the issued A shares, 3,931,304,879 A shares (2007: 1,430,619,989 shares) are freely tradable while the remaining A shares can only be traded after lock-up periods.

(Amounts expressed in thousands of RMB unless otherwise stated)

18. Issued capital and reserves *(Continued)*

(b) Reserves

	Company			
	Capital reserve (Note (b)(i)) RMB'000	Statutory surplus reserve (Note (b)(ii)) RMB'000	Retained earnings RMB'000	Total RMB'000
As of January 1, 2007	10,009,225	4,778,015	15,058,886	29,846,126
Issuance of new shares	8,752,122	—	—	8,752,122
Share issuance expenses	(179,000)	—	—	(179,000)
Transfers from subsidiaries to branches	(3,058,271)	—	2,782,989	(275,282)
Profit for the year	—	—	7,899,171	7,899,171
Appropriation to surplus reserve	—	1,083,388	(1,083,388)	—
Distribution to shareholders	—	—	(3,414,950)	(3,414,950)
Adjustment to surplus reserve *(Note (b)(ii))*	—	(142,319)	142,319	—
As of December 31, 2007	15,524,076	5,719,084	21,385,027	42,628,187
Reversal of over-provision of share issuance expenses	28,000	—	—	28,000
Acquisition of subsidiaries	(1,378,451)	—	—	(1,378,451)
Transfers from subsidiaries to branches	(97,056)	—	139,806	42,750
Grants payable transfer to capital reserve	88,000	—	—	88,000
Profit for the year	—	—	641,072	641,072
Appropriation to surplus reserve	—	98,209	(98,209)	—
Deregistration of a subsidiary	—	—	87,803	87,803
Distribution to shareholders	—	—	(1,420,071)	(1,420,071)
As of December 31, 2008	14,164,569	5,817,293	20,735,428	40,717,290

(Amounts expressed in thousands of RMB unless otherwise stated)

18. Issued capital and reserves *(Continued)*

(b) Reserves *(Continued)*

(i) Capital reserve

	Group		Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Share premium	**12,908,281**	14,728,601	**13,765,745**	15,213,252
Merger reserve (*Note 5*)	**—**	2,375,094	**—**	—
Others	**414,059**	310,992	**398,824**	310,824
	13,322,340	17,414,687	**14,164,569**	15,524,076

The capital reserve can only be used to increase share capital.

Merger reserve was created as a result of acquisitions of the seven common control entities acquired in 2008 (Note 5). Others primarily consist of the national debt fund. The specific national fund of the Ministry of Finance of the People's Republic of China ("MOF") was granted to support certain national key technical projects of certain branches of the Company. Pursuant to relevant MOF document, these funds were treated as a capital injection of Chinalco into the Company, and therefore can only be used to increase Chinalco's shares in the Company after satisfying all necessary shares increase conditions. These funds are regarded as capital reserve solely attributable to Chinalco before meeting these share increase conditions.

0210

18. Issued capital and reserves *(Continued)*

(b) Reserves *(Continued)*

(ii) Statutory surplus reserve

Pursuant to the Company Law of the PRC, articles of association and board resolutions of the Company, the Company provides 10% from its net profit prepared in accordance with PRC accounting standards for the statutory surplus reserve until the balance reaches 50% of the paid-up share capital where the Company can opt for not providing. Statutory surplus reserve can be used to reduce any losses incurred or to increase share capital upon approval. Statutory surplus reserve balance should not fall below 25% of the registered capital after any such shares issuance.

The Group adopted the Accounting Standards for Business Enterprises promulgated by the MOF on February 15, 2006 (the "new PRC GAAP") on January 1, 2007. According to the relevant requirements under the new PRC GAAP, certain adjustments were made to the retained earnings in previous years upon first-time adoption. While the new PRC GAAP no longer permits the Group's share of surplus reserves of subsidiaries to be presented on a consolidated basis, an additional adjustment on surplus reserve and retained earnings was made in 2007.

(Amounts expressed in thousands of RMB unless otherwise stated)

19. Borrowings

	Group		Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Non-current:				
Long-term loans *(Note (a))*	**24,169,469**	15,479,914	**12,760,382**	5,294,354
Medium-term notes and long-term bonds *(Note (b))*	**11,963,083**	1,979,683	**11,963,083**	1,979,683
	36,132,552	17,459,597	**24,723,465**	7,274,037
Current:				
Long-term loans (repayable within one year) *(Note (a))*	**2,949,730**	2,477,022	**1,149,422**	1,549,938
Short-term loans *(Note (c))*	**14,188,202**	5,818,055	**4,537,000**	—
Short-term bonds *(Note (d))*	**5,152,283**	3,051,471	**5,152,283**	3,051,471
	22,290,215	11,346,548	**10,838,705**	4,601,409
Total	**58,422,767**	28,806,145	**35,562,170**	11,875,446

0212

(Amounts expressed in thousands of RMB unless otherwise stated)

19. Borrowings *(Continued)*

(a) Long-term loans

		Group				Company			
		2008		2007		2008		2007	
		Original currency'000	RMB'000	Original currency'000	RMB'000	Original currency'000	RMB'000	Original currency'000	RMB'000
Guaranteed loans									
— Secured *(Note 22)*	RMB	613,000	613,000	815,400	815,400	—	—	—	—
	JPY	697,834	52,819	735,895	47,190	—	—	—	—
— Guaranteed	RMB	5,535,874	5,535,874	7,460,223	7,460,223	353,922	353,922	1,699,292	1,699,292
	USD	27,000	184,534	—	—	—	—	—	—
Unsecured loans	RMB	20,633,082	20,633,082	9,582,816	9,582,816	13,555,882	13,555,882	5,145,000	5,145,000
	USD	14,615	99,890	7,024	51,307	—	—	—	—
Total long-term loans			27,119,199		17,956,936		13,909,804		6,844,292
Less: long-term loans within 1 year									
— Secured *(Note 22)*	RMB	215,000	215,000	198,364	198,364	—	—	—	—
	JPY	38,763	2,934	42,416	2,720	—	—	—	—
— Guaranteed	RMB	1,398,543	1,398,543	241,938	241,938	262,169	262,169	—	—
— Unsecured	RMB	1,333,253	1,333,253	2,034,000	2,034,000	887,253	887,253	1,549,938	1,549,938
Total long-term loans repayables with 1 year			2,949,730		2,477,022		1,149,422		1,549,938
Total Long-term loans (non-current portion)			24,169,469		15,479,914		12,760,382		5,294,354
Estimated fair value of total long-term loans			27,111,431		17,949,069		13,039,804		6,844,292

(Amounts expressed in thousands of RMB unless otherwise stated)

19. Borrowings *(Continued)*

(a) Long-term loans *(Continued)*

As of December 31, 2008, long-term fixed-rate loans of the Group and the Company amounted to RMB52 million (2007: RMB47 million) and Nil (2007: Nil). Annual fixed interest rate was 2.30% (2007: 0.30% to 7.83%). The remaining long-term loans are subject to floating interest rates from 2.55% to 8.51% (2007: 2.55% to 7.83%) per annum.

The estimated fair value of long-term loans (including current portion) is calculated based on discounted cash flow using applicable discount rate from the prevailing market interest rates offered to the Group for debts with substantially the same characteristics and maturity dates. The discount rates applied as of December 31, 2007 and 2008 were 2.01% to 8.51% and 2.20% to 7.83%, respectively. The estimated fair value of borrowings due within 1 year approximates their carrying amounts.

(Amounts expressed in thousands of RMB unless otherwise stated)

19. Borrowings *(Continued)*

(a) Long-term loans *(Continued)*

As of December 31, 2008, guaranteed loans were as follows:

	Group		Company	
Guarantors	**2008** **RMB'000**	2007 RMB'000	**2008** **RMB'000**	2007 RMB'000
Chinalco (中鋁公司)	**2,902,228**	2,640,058	**250,000**	300,000
Shanxi Zhangze Electric Power Co., Ltd. ("Zhangze Electric Power") (山西漳澤電力股份有限公司) *(Note (i))*	**780,000**	780,000	—	—
Baotou Aluminum (Group) Co., Ltd. ("Baotou Group") (包頭鋁業(集團)有限責任公司) *(Note (ii))*	**250,000**	250,000	—	—
Luoyang Economic Investment Co., Ltd. (洛陽市經濟投資有限公司) *(Note (iii))*	**115,738**	122,153	—	—
Luoyang Longquan Aluminum Products Co., Ltd. (洛陽龍泉鋁業有限公司) *(Note (iv))*	**57,000**	57,000	—	—
Yichuan Power Industrial Group Company ("Yichuan Power") (伊川電力集團總公司) *(Note (v))*	**76,380**	76,380	—	—

(Amounts expressed in thousands of RMB unless otherwise stated)

19. Borrowings *(Continued)*

(a) Long-term loans *(Continued)*

As of December 31, 2008, guaranteed loans were as follows: *(Continued)*

	Group		Company	
Guarantors	**2008** **RMB'000**	2007 *RMB'000*	**2008** **RMB'000**	2007 *RMB'000*
Lanzhou Aluminum Factory (蘭州鋁廠) *(Note (vi))*	**103,922**	1,399,292	**103,922**	1,399,292
China Nonferrous Metals Technology	**48,340**	48,340	—	—
Henan Tire Group Co., Ltd.(河南輪胎集團有限公司)	**150,000**	—	—	—
Jiaozuo Wanfang Group Co., Ltd. (焦作市萬方集團有限責任公司) *(Note (vii))* and Henan Tire Group Co., Ltd.	**66,800**	—	—	—
Total	**4,550,408**	5,373,223	**353,922**	1,699,292

19. Borrowings *(Continued)*

(a) Long-term loans *(Continued)*

Notes:

(i) *Shanxi Zhangze Electric Power is a minority shareholder of Shanxi Huaze, a subsidiary of the Company.*

(ii) *Baotou Group is a subsidiary of Chinalco and one of the shareholders of the Company.*

(iii) *Luoyang Economic Investment Co., Ltd. is a minority shareholder of Henan Aluminum, a subsidiary of the Company.*

(iv) *Luoyang Longquan Aluminum Products Co., Ltd is a minority shareholder of Henan Aluminum, a subsidiary of the Company.*

(v) *Yichuan Power is a minority shareholder of Henan Aluminum, a subsidiary of the Company.*

(vi) *Lanzhou Aluminum Factory is a subsidiary of Chinalco and one of the shareholders of the Company.*

(vii) *Jiaozuo Wanfang Group Co., Ltd. is a minority shareholder of Jiaozuo Wanfang, a subsidiary of the Company.*

In addition, as of December 31, 2008, the Company provided guarantees to its subsidiaries for loans amounting to RMB1,170 million (2007: RMB2,087 million).

(Amounts expressed in thousands of RMB unless otherwise stated)

19. Borrowings *(Continued)*

(a) Long-term loans *(Continued)*

The maturity of long-term loans is as follows:

	Group				Company			
	Bank loans		Other loans		Bank loans		Other loans	
	2008	2007	2008	2007	2008	2007	2008	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Within 1 year	2,908,374	2,452,600	41,356	24,422	1,111,000	1,549,938	38,422	—
Between 1 and 2 years	3,393,820	2,905,974	18,279	13,453	866,000	1,051,969	15,345	—
Between 2 and 5 years	13,204,281	5,766,400	54,837	40,359	7,471,000	1,893,908	46,034	—
Wholly repayable within 5 years	19,506,475	11,124,974	114,472	78,234	9,448,000	4,495,815	99,801	—
Over 5 years	7,399,102	6,594,877	99,150	158,851	4,301,000	2,348,477	61,003	—
	26,905,577	17,719,851	213,622	237,085	13,749,000	6,844,292	160,804	—

(b) Medium-term notes and long-term bonds

In June 2007, the Company issued long-term bonds with a total face value of RMB2 billion at par (face value of RMB100 per unit) with ten-year terms for capital expenditure purposes. The fixed annual coupon and effective interest rates of these bonds are 4.50% and 4.64%, respectively.

In June 2008, the Company issued medium-term notes with a total face value of RMB5 billion at par (face value of RMB100 per unit) with three-year terms for operating cash flows and bank loans re-financing. The fixed annual coupon and effective interest rates of these notes are 5.30% and 5.62%, respectively.

(Amounts expressed in thousands of RMB unless otherwise stated)

19. Borrowings *(Continued)*

(b) Medium-term notes and long-term bonds *(Continued)*

In October 2008, the Company issued medium-term notes with a total face value of RMB5 billion at par (face value of RMB100 per unit) with five-year terms for operating cash flows and bank loans re-financing. The fixed annual coupon and effective interest rates of these notes are 4.58% and 4.92%, respectively.

As of December 31, 2008, the fair values of bonds payable above of RMB12.499 billion (2007: RMB1.843 billion) is derived from discounted future cash flows using annual corporate bond interest rates with same terms between 3.52% to 3.90% (2007: 5.55%).

(c) Short-term loans

		Group				Company			
		2008		2007		2008		2007	
		Original *currency'000*	*RMB'000*	Original *currency'000*	*RMB'000*	Original *currency'000*	*RMB'000*	Original *currency'000*	*RMB'000*
Guaranteed loans									
— Secured *(Note 22)*	RMB	260,000	260,000	22,615	22,615	–	–	–	–
— Guaranteed	RMB	1,591,000	1,591,000	2,005,000	2,005,000	–	–	–	–
Unsecured Loans									
	RMB	12,274,043	12,274,043	3,704,640	3,704,640	4,537,000	4,537,000	–	–
	USD	9,241	63,159	11,746	85,800	–	–	–	–
Total			14,188,202		5,818,055		4,537,000		–

For the year ended December 31, 2008 and 2007, all short-term loans of the Group were fixed-rate loans with annual interest rates from 4.49% to 7.47% and from 5.02% to 7.34%, respectively.

(Amounts expressed in thousands of RMB unless otherwise stated)

19. Borrowings *(Continued)*

(c) Short-term loans *(Continued)*

As of December 31, 2008, details of guaranteed loans were as follows:

	Group		Company	
Guarantors	**2008** *RMB'000*	2007 *RMB'000*	**2008** *RMB'000*	2007 *RMB'000*
Baotou Group	**818,000**	915,000	—	—
Yichuan Power	**40,000**	140,000	—	—
Chinalco	**633,000**	850,000	—	—
Lanzhou Baochuan Aluminum Company Ltd. ("Lanzhou Baochuan Aluminum") (蘭州寶川鋁業有限公司) *(Note)*	—	50,000	—	—
China Nonferrous Metals Technology	**50,000**	50,000	—	—
Luoyang Economic Investment Co., Ltd.	**50,000**	—	—	—
Total	**1,591,000**	2,005,000	—	—

Note:

Lanzhou Baochuan Aluminum is a subsidiary of LanZhou LianCheng Aluminum Industrial Co., Ltd., a subsidiary of Chinalco.

(Amounts expressed in thousands of RMB unless otherwise stated)

19. Borrowings *(Continued)*

(d) Short-term bonds

In June 2007, the Company issued short-term bonds with a total face value of RMB3 billion at par (face value of RMB100 per unit) with one-year term for working capital purposes. The fixed annual coupon and effective interest rates of these bonds were 3.55% and 3.95%, respectively. These short-term bonds have matured and were fully redeemed in June 2008.

In February 2008, the Company issued short-term bonds with a total face value of RMB2 billion at par (face value of RMB100 per unit) with one-year term for working capital purposes. The fixed annual coupon and effective interest rates of these bonds were 4.99% and 5.40%, respectively.

In July 2008, the Company issued short-term bonds with a total face value of RMB3 billion at par (face value of RMB100 per unit) with one-year terms for working capital purpose. The fixed annual coupon and effective interest rates of these bonds were 4.83% and 5.25%, respectively.

20. Accounts payable

	Group		**Company**	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Trade payables	**4,024,529**	3,782,357	**2,403,035**	2,576,029
Trade payables to related parties	**319,401**	312,724	**202,683**	216,835
	4,343,930	4,095,081	**2,605,718**	2,792,864
Notes payable *(Note)*	**418,010**	391,060	**33,000**	36,500
	4,761,940	4,486,141	**2,638,718**	2,829,364

Note:

Notes payable are repayable within six months (2007: six months).

(Amounts expressed in thousands of RMB unless otherwise stated)

20. Accounts payable *(Continued)*

The ageing analysis of the trade payables and notes payable is as follows:

	Group		Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 1 year	**4,631,664**	4,343,436	**2,558,748**	2,756,047
Between 1 and 2 years	**70,967**	67,862	**50,978**	40,983
Between 2 and 3 years	**17,474**	28,012	**10,876**	13,188
Over 3 years	**41,835**	46,831	**18,116**	19,146
	4,761,940	4,486,141	**2,638,718**	2,829,364

(Amounts expressed in thousands of RMB unless otherwise stated)

21. Other payables and accrued expenses

	Group		Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Construction payables	**3,042,479**	2,020,352	**1,975,576**	1,666,543
Sales deposits from customers	**3,956,631**	960,106	**197,839**	394,632
Utilities payable	**51,700**	137,981	**7,883**	15,194
Accrued payroll and bonus	**42,830**	527,733	**6,913**	149,471
Staff welfare payables	**71,444**	100,686	**43,298**	40,290
Pension	**47,180**	46,632	**15,588**	24,040
Taxes other than income tax payable *(Note)*	**227,658**	116,181	**167,628**	189,386
Equity investments payable	**—**	260,000	**—**	260,000
Contract performance deposits	**294,131**	481,894	**295,385**	476,744
Other guarantees and deposits	**203,314**	212,016	**115,298**	160,150
Interest payables	**247,888**	86,895	**213,333**	68,820
Others	**336,762**	452,893	**126,707**	243,872
	8,522,017	5,403,369	**3,165,448**	3,689,142
Amounts due to related parties	**2,629,636**	1,758,760	**1,643,412**	1,197,422
	11,151,653	7,162,129	**4,808,860**	4,886,564

Note:

Taxes other than income tax payable mainly comprise accruals for value-added tax, resource tax, city construction tax and education surcharge.

(Amounts expressed in thousands of RMB unless otherwise stated)

22. Pledge of assets

As mentioned in Note 19, the Group has pledged various assets as collateral against certain loans. A summary of pledged assets is as follows:

	Group		Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Property, plant and equipment	**900,230**	1,429,039	—	—
Land use rights	**52,262**	49,481	—	—
Inventories	**44,148**	—	—	—
	996,640	1,478,520	—	—

Note:

As of December 31, 2008, no short-term loans of Chalco Ruimin were secured by notes receivable (2007: RMB2.615 million).

As of December 31, 2008, the Group pledged notes receivable of RMB33 million (2007: RMB110 million) to certain banks for opening of certain notes payable.

(Amounts expressed in thousands of RMB unless otherwise stated)

23. Revenue, other gains, net and segment reporting

The Group is principally engaged in the production and sales of alumina, primary aluminum and aluminum fabrication products in the PRC. Revenues recognized during the year are as follows:

	2008 *RMB'000*	2007 *RMB'000*
Revenue		
Sales of goods, net of value-added tax	**73,675,820**	81,719,663
Other revenue *(Note)*	**3,050,121**	3,479,172
Total revenue	**76,725,941**	85,198,835
Expenses related to sales of goods	**(66,992,733)**	(61,423,335)
Expenses related to other revenue *(Note)*	**(3,080,927)**	(3,512,798)
Total cost of sales	**(70,073,660)**	(64,936,133)
	6,652,281	20,262,702
Other gains, net		
Government grants	**100,781**	47,067
Realized and unrealized gain on future and option contracts, net	**267,328**	108,362
Others	**4,662**	3,484
	372,771	158,913
Revenue and gains, net	**7,025,052**	20,421,615

Note:

Other revenue primarily includes revenue from sales of scrap and other materials and coal, supply of electricity, gas, heat and water and provision of transportation and packaging services, machinery processing and other services. Expenses related to other revenue include costs arising from generating these revenues.

23. Revenue, other gains, net and segment reporting *(Continued)*

Primary reporting format - business segments

The Group is primarily engaged in three main business segments in the PRC:

- Alumina segment-comprising mining and processing of bauxite into alumina and the associated distribution activities
- Primary aluminum segment-comprising production of primary aluminum and the associated distribution activities
- Aluminum fabrication segment-comprising production of aluminum fabrication products and the associated distribution activities

Others cover activities of the headquarters and other operations of the Group, including research and development activities relating to aluminum business.

Segment assets consist primarily of intangible assets, property, plant and equipment, inventories, receivables and operating cash, and exclude assets not dedicated to a particular segment. Segment liabilities consist primarily of operating liabilities and exclude liabilities not dedicated to a particular segment.

Capital expenditures comprise additions of property, plant and equipment and intangible assets, including those additions arising from business combinations.

(Amounts expressed in thousands of RMB unless otherwise stated)

23. Revenue, other gains, net and segment reporting *(Continued)*

Primary reporting format - business segments *(Continued)*

	2008					
	Alumina RMB'000	Primary aluminum RMB'000	Aluminum fabrication RMB'000	Others RMB'000	Elimination RMB'000	Total RMB'000
Segment revenue						
Including: external sales	14,510,664	48,428,759	10,899,660	2,886,858	—	76,725,941
inter-segment sales	16,431,380	3,158,609	—	—	(19,589,989)	—
	30,942,044	51,587,368	10,899,660	2,886,858	(19,589,989)	76,725,941
Segment expenses	(29,359,960)	(51,103,295)	(11,213,743)	(2,850,564)	19,856,163	(74,671,399)
Segment results	1,582,084	484,073	(314,083)	36,294	266,174	2,054,542
Add: unallocated income and expenses						(231,878)
Finance costs, net						(1,709,566)
Shares of profits/ (losses) of jointly controlled entities	3,039	(1,367)	—	—	—	1,672
Share of profits/ (losses) of associates	—	15,051	—	(5,006)	—	10,045
Profit before income tax benefits						124,815
Income tax benefits						33,557
Profit for the year						158,372

(Amounts expressed in thousands of RMB unless otherwise stated)

23. Revenue, other gains, net and segment reporting *(Continued)*

Primary reporting format - business segments *(Continued)*

Other segment items included in the income statement are as follows:

	2008					
	Alumina	Primary aluminum	Aluminum fabrication	Others	Elimination	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Depreciation and amortization	2,228,506	2,400,489	331,807	144,784	—	5,105,586
Add: depreciation and amortization of unallocated assets						227,542
Total depreciation and amortization included in profit and loss						5,333,128
Provision for impairment loss on property, plant and equipment	—	1,334	—	—	—	1,334
Net loss on disposal of property, plant and equipment	45,789	11,859	1,525	16	—	59,189
Provision for inventory obsolescence	252,759	477,684	185,813	—	—	916,256
Reversal of doubtful debts on receivables	(18,578)	(5,607)	(3,490)	—	—	(27,675)

0228

(Amounts expressed in thousands of RMB unless otherwise stated)

23. Revenue, other gains, net and segment reporting *(Continued)*

Primary reporting format - business segments *(Continued)*

The segment assets and liabilities as of December 31, 2008 are as follows:

	Alumina	Primary aluminum	Aluminum fabrication	Others	Elimination	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Other assets	48,659,269	63,674,919	12,345,116	12,426,424	(6,762,607)	130,343,121
Jointly controlled entities	701,403	447	—	—	—	701,850
Associates	—	—	—	104,809	—	104,809
Unallocated assets						4,377,739
Total assets						135,527,519
Segment liabilities	(6,801,213)	(12,702,017)	(1,905,614)	(956,614)	6,762,607	(15,602,851)
Unallocated liabilities						(59,727,846)
Total liabilities						(75,330,697)
Capital expenditure	8,582,811	10,668,948	1,805,806	138,921	—	21,196,486
Unallocated capital expenditure						1,217,362
Total capital expenditure						22,413,848

(Amounts expressed in thousands of RMB unless otherwise stated)

23. Revenue, other gains, net and segment reporting *(Continued)*

Primary reporting format - business segments *(Continued)*

	2007					
	Alumina RMB'000	Primary aluminum RMB'000	Aluminum fabrication RMB'000	Others RMB'000	Elimination RMB'000	Total RMB'000
Segment revenue						
Including: external sales	19,435,211	51,834,908	12,491,304	1,437,412	—	85,198,835
inter-segment sales	15,694,685	2,342,364	—	—	(18,037,049)	—
	35,129,896	54,177,272	12,491,304	1,437,412	(18,037,049)	85,198,835
Segment expenses	(27,238,667)	(46,366,919)	(12,359,024)	(1,458,006)	18,466,866	(68,955,750)
Segment results	7,891,229	7,810,353	132,280	(20,594)	429,817	16,243,085
Add: unallocated income and expenses						(449,170)
Finance costs, net						(1,040,171)
Shares of losses of jointly controlled entities	(2,165)	(1,216)	—	—	—	(3,381)
Shares of profits of associates	—	241,945	—	—	—	241,945
Profit before income tax expense						14,992,308
Income tax expense						(2,869,210)
Profit for the year						12,123,098

0230

(Amounts expressed in thousands of RMB unless otherwise stated)

23. Revenue, other gains, net and segment reporting *(Continued)*

Primary reporting format - business segments *(Continued)*

Other segment items included in the income statement are as follows:

	2007					
	Alumina *RMB'000*	Primary aluminum *RMB'000*	Aluminum fabrication *RMB'000*	Others *RMB'000*	Elimination *RMB'000*	Total *RMB'000*
Depreciation and amortization	2,122,831	2,056,515	265,654	159,785	—	4,604,785
Add: depreciation and amortization of unallocated assets						55,625
Total depreciation and amortization included in profit and loss						4,660,410
Provision for impairment loss on property, plant and equipment	—	9,880	—	3,369	—	13,249
Net loss on disposal of property, plant and equipment	62,881	42,402	179	62,491	—	167,953
Provision for/(Reversal of) inventory obsolescence	3,627	17,624	16,416	(12,314)	—	25,353
Provision for/(Reversal of) doubtful debts on receivables	1,279	(4,054)	(11,651)	(3,241)	—	(17,667)

(Amounts expressed in thousands of RMB unless otherwise stated)

23. Revenue, other gains, net and segment reporting *(Continued)*

Primary reporting format - business segments *(Continued)*

The segment assets and liabilities as of December 31, 2007 are as follows:

	Alumina	Primary aluminum	Aluminum fabrication	Others	Elimination	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Other assets	37,987,759	45,137,809	10,534,783	8,159,828	(2,420,536)	99,399,643
Jointly controlled entities	634,482	1,814	—	—	—	636,296
Associates	—	553,920	—	—	—	553,920
Unallocated assets						5,258,209
Total assets						105,848,068
Segment liabilities	(3,995,910)	(4,836,138)	(2,305,777)	(664,462)	2,420,536	(9,381,751)
Unallocated liabilities						(31,973,110)
Total liabilities						(41,354,861)
Capital expenditure	4,634,932	12,651,715	1,203,204	493,746	—	18,983,597
Unallocated capital expenditure						497,954
Total capital expenditure						19,481,551

Secondary reporting format — geographical segments

As the business, operating activities and related assets are primarily located in the PRC, with same risks and rewards in general in each region, no geographical segments are presented.

0232

(Amounts expressed in thousands of RMB unless otherwise stated)

24. Selling and distribution expenses

	2008	2007
	RMB'000	*RMB'000*
Transportation and loading expenses	**1,057,839**	877,054
Packaging expenses	**202,116**	190,875
Port expenses	**62,121**	53,770
Salaries and welfare expenses	**39,267**	41,930
Sales commissions and other handling fee	**17,546**	23,001
Storage fee	**27,412**	24,489
Marketing and advertising expenses	**16,406**	15,643
Depreciation - non-production property, plant and equipment	**5,260**	4,386
Others	**134,442**	124,386
	1,562,409	1,355,534

(Amounts expressed in thousands of RMB unless otherwise stated)

25. General and administrative expenses

	2008 *RMB'000*	2007 *RMB'000*
Salaries and welfare expenses	**622,659**	580,330
Taxes other than income tax expense *(Note)*	**566,984**	759,803
Depreciation - non-production property, plant and equipment	**225,482**	218,043
Expensing off prepaid land use rights	**41,468**	46,056
Traveling and entertainment	**163,128**	175,012
Utilities and office supplies	**90,559**	99,491
Pollutants discharge fees	**26,025**	33,437
Repairs and maintenance	**76,019**	106,136
Insurance	**68,572**	62,378
Rental expenses	**201,754**	168,049
Pre-operation costs	**10,120**	21,106
Legal and professional fees	**38,313**	94,737
Auditors' remuneration	**39,351**	45,634
Net loss on disposal of property, plant and equipment	**59,189**	167,953
Provision for inventory obsolescence	**916,256**	25,353
Others	**316,593**	438,845
	3,462,472	3,042,363

Note:

Taxes other than income tax expense mainly comprise land use tax, property tax and stamp duty.

(Amounts expressed in thousands of RMB unless otherwise stated)

26. Staff costs

	2008 RMB'000	2007 RMB'000
Salaries and bonus	**3,770,002**	2,941,985
Housing fund	**364,223**	297,331
Pension *(Note (a))*	**761,817**	585,227
Staff welfare and other expenses *(Note (b))*	**800,769**	787,702
	5,696,811	4,612,245

Notes:

(a) *The employees of the Group participate in various retirement benefit schemes organized by the relevant provincial and municipal governments. In each year, the Group makes monthly defined contributions at rates of 20% (2007: 20%) of the employees' salaries. The Group's contributions to these defined contribution schemes are expensed as incurred and are not reduced by forfeited contributions. These schemes are operated by the respective governments and related assets are held separately from the Group.*

(b) *Staff welfare and other expenses include staff welfare, staff union expenses, staff education expenses and unemployment insurance expenses, etc.*

Staff costs include remuneration payables to Directors, Supervisors and senior management as set out in Note 27.

27. Directors', Supervisors and senior management's remuneration

(a) Directors' and Supervisors' remuneration

The aggregate amounts of remuneration payables to Directors and Supervisors of the Company during the year are as follows:

	2008 RMB'000	2007 RMB'000
Fees	**947**	970
Basic salaries, housing allowances, other allowances and benefits in kind	**2,606**	2,972
Discretionary bonus	**1,121**	1,827
Pension	**115**	114
	4,789	5,883

(Amounts expressed in thousands of RMB unless otherwise stated)

27. Directors', Supervisors and senior management's remuneration *(Continued)*

(a) Directors' and Supervisors' remuneration *(Continued)*

The remuneration of each Director and Supervisor for the year ended December 31, 2008 is set out below:

Names of Directors and Supervisors	Fees	Salary	Discretionary bonus	Pension	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Directors:					
Xiao Yaqing	—	684	374	23	1,081
Luo Jianchuan	—	572	312	23	907
Chen Jihua	—	468	169	23	660
Liu Xiangmin	—	468	169	23	660
Shi Chungui	150	—	—	—	150
Kang Yi	214	—	—	—	214
Poon Yiu Kin, Samuel (resigned on May 9, 2008)	84	—	—	—	84
Zhang Zhuoyuan	214	—	—	—	214
Zhu Demiao (appointed on May 9, 2008)	143	—	—	—	143
Wang Mengkui (appointed on May 9, 2008)	142	—	—	—	142
	947	2,192	1,024	92	4,255

0236

(Amounts expressed in thousands of RMB unless otherwise stated)

27. Directors', Supervisors and senior management's remuneration *(Continued)*

(a) Directors' and Supervisors' remuneration *(Continued)*

The remuneration of each Director and Supervisor for the year ended December 31, 2008 is set out below: *(Continued)*

Names of Directors and Supervisors	Fees	Salary	Discretionary bonus	Pension	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Supervisors:					
Ao Hong	—	—	—	—	—
Yuan Li	—	414	97	23	534
Zhang Zhankui	—	—	—	—	—
	—	414	97	23	534
Total	947	2,606	1,121	115	4,789

(Amounts expressed in thousands of RMB unless otherwise stated)

27. Directors', Supervisors and senior management's remuneration *(Continued)*

(a) Directors' and Supervisors' remuneration *(Continued)*

The remuneration of each Director and Supervisor for the year ended December 31, 2007 is set out below:

Names of Directors and Supervisors	Fees	Salary	Discretionary bonus	Pension	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Directors:					
Xiao Yaqing	—	743	577	21	1,341
Wang Dianzuo (resigned on May 18, 2007)	91	—	—	—	91
Luo Jianchuan	—	622	480	21	1,123
Chen Jihua	—	500	261	21	782
Joseph C. Muscari (resigned on May 18, 2007)	58	—	—	—	58
Helmut Wieser (appointed on May 18, 2007 and resigned on September 17, 2007)	51	—	—	—	51
Liu, Xiangmin (appointed on May 18, 2007)	—	500	261	21	782
Shi Chungui	150	—	—	—	150
Poon Yiu Kin, Samuel	229	—	—	—	229
Kang Yi	233	—	—	—	233
Zhang Chengzhong (resigned on May 18, 2007)	—	208	109	9	326

0233

(Amounts expressed in thousands of RMB unless otherwise stated)

27. Directors', Supervisors and senior management's remuneration *(Continued)*

(a) Directors' and Supervisors' remuneration *(Continued)*

The remuneration of each Director and Supervisor for the year ended December 31, 2007 is set out below: *(Continued)*

Names of Directors and Supervisors	Fees	Salary	Discretionary bonus	Pension	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Zhang Zhuoyuan (appointed on May 18, 2007)	158	—	—	—	158
	970	2,573	1,688	93	5,324
Supervisors:					
Ao Hong	—	—	—	—	—
Yuan Li	—	399	139	21	559
Zhang Zhankui	—	—	—	—	—
	—	399	139	21	559
Total	970	2,972	1,827	114	5,883

(Amounts expressed in thousands of RMB unless otherwise stated)

27. Directors', Supervisors and senior management's remuneration *(Continued)*

(a) Directors' and Supervisors' remuneration *(Continued)*

The remuneration of the Directors and Supervisors fell within the following bands:

	Number of individuals	
	2008	2007
RMBNil to RMB1,000,000	**12**	13
RMB1,000,001 to RMB1,500,000	**1**	2

During the year, no options were granted to the Directors or the Supervisors (2007: Nil).

During the year, no emoluments were paid to the Directors or the Supervisors (including the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2007: Nil).

No Directors or Supervisors of the Company waived any remuneration during the respective years.

(b) Five highest paid individuals

During the current year, the five highest paid individuals of the Group include 4 (2007: 4) Directors whose remuneration are reflected in the analysis presented above. The remuneration payable to the remaining 1 (2007: 1) individual during the year, is as follows:

	2008 *RMB'000*	2007 *RMB'000*
Basic salaries, housing allowances, other allowances and benefits in kind	**468**	500
Discretionary bonus	**169**	261
Pension	**23**	21
	660	782

(Amounts expressed in thousands of RMB unless otherwise stated)

28. Expenses/(Income) charged/(credit) to the consolidated income statement

	2008 RMB'000	2007 RMB'000
Net loss on disposal of property, plant and equipment	**59,189**	167,953
Provision for impairment loss on property, plant and equipment *(Note 7)*	**1,334**	13,249
Operating lease rentals in respect of land and buildings	**847,815**	604,425
Provision for inventory obsolescence	**916,256**	25,353
Reversal of doubtful debts on receivables *(Notes 15 and 16)*	**(27,675)**	(17,667)
Bad debts recovery	**(6,394)**	(3,854)
Loss on production shutdown *(Note)*	**370,216**	—

Note:

In 2008, the Group suspended certain production lines after taking into account existing market environment, depreciation, unallocated overheads and related labor costs amounted to RMB370.216 million (2007: nil) were not inventorized and directly recorded in cost of sales.

29. Income tax (benefits)/expense

	2008 RMB'000	2007 RMB'000
Current income tax	**269,395**	2,905,809
Deferred income tax *(Note 12)*	**(302,952)**	(36,599)
	(33,557)	2,869,210

The current PRC enterprise income tax of the Group has been provided on the estimated assessable profit and the appropriate tax rates for the year. Certain branches and subsidiaries of the Company located in special regions of the PRC were granted tax concessions including paying preferential tax rate of 15% for a period of 10 years, exempting them from income tax for the first 5 years from its first production date, etc. In addition, the Group also enjoys preferential policy on tax credit approved in prior years in respect of domestically manufactured production equipment purchased.

(Amounts expressed in thousands of RMB unless otherwise stated)

29. Income tax (benefits)/expense *(Continued)*

On March 16, 2007, the National People's Congress approved the "Corporate Income Tax Law of the People's Republic of China" (the "new CIT Law"). The new CIT Law became effective from January 1, 2008, and the applicable corporate income tax rate of the Company was adjusted from 33% implemented previously to 25%. For those branches and subsidiaries of the Company which are applying 15% income tax rate, the income tax rate will gradually increase to 25% over 5 years while those entities located in western region continue to enjoy income tax rate of 15% without any upward adjustment before 2011 when such income tax rate will change to 25% thereafter.

Reconciliation of income tax (benefits)/expense from consolidated profit:

	2008 *RMB'000*	2007 *RMB'000*
Profit before income tax (benefits)/expense	**124,815**	14,992,308
Tax calculated at standard tax rate of 25% (2007: 33%)	**31,204**	4,947,462
Impact on original deferred income tax record upon promulgation of new CIT Law	—	(601)
Preferential income tax expense differentials of certain branches and subsidiaries	**(11,897)**	(1,253,034)
Tax losses for which no deferred income tax asset was recognized	**99,489**	92,101
Non-taxable income	**(31,603)**	(319,094)
Non-deductible costs, expenses and losses	**33,294**	262,464
Tax credit for equipment investment	**(92,397)**	(805,564)
Adjustment of income tax in prior years	**(17,844)**	(54,070)
Utilization of prior years' unrecognized deductible loss and expenses	**(43,803)**	(454)
Income tax (benefits)/expense	**(33,557)**	2,869,210
Average effective tax rate	**(26.89%)**	19.14%

(Amounts expressed in thousands of RMB unless otherwise stated)

29. Income tax (benefits)/expense *(Continued)*

Note:

Share of income tax expense of associates including in 'Shares of profits of associate' amounted to RMB5 million (2007: RMB109 million), respectively.

The jointly controlled entities did not incur any income tax expense for the year (2007: nil).

The decrease of the average effective tax rate is mainly attributable to that taxable income of the Company and certain subsidiaries are loss and the tax credit in respect of acquisition of qualified equipment.

30. Profit attributable to equity holders of the Company

The profit attributable to equity holders of the Company is dealt within the financial statements of the Company to the extent of RMB641 million (2007: RMB7,899 million).

31. Earnings per share

(a) Basic earnings per share

The calculation of basic earnings per share of the year 2008 and 2007 were based on the consolidated profit attributable to equity holders of the Company of RMB9 million and RMB10,753 million and the weighted average number of 13,524 million ordinary shares and 12,792 million ordinary shares in issue during the respective periods.

(b) Diluted earnings per share

Diluted earnings per share is calculated based on consolidated profit attributable to equity holders of the Company for the year adjusted for the profit and loss impact from potential diluted ordinary share and the adjusted weighted average number of ordinary share in issue during the respective periods.

During 2008 and 2007, as the Company did not have any dilutive ordinary share, there was no difference between basic and diluted earnings per share.

(Amounts expressed in thousands of RMB unless otherwise stated)

32. Dividends

According to the articles of association of the Company, the Company considers the lower of the sum of current period net profit and opening retained earnings of financial statements prepared under HKFRS; and the sum of current period net profit and opening retained earnings derived under PRC GAAP and related regulations as the maximum limit in profit appropriation to shareholders.

A 2006 final special dividend of RMB0.013 per ordinary share, totaling approximately RMB168 million was declared and approved in the shareholders' meeting on October 12, 2007. The 2006 final special dividends were fully paid before June 30, 2008.

The 2007 final dividends distribution plan of the Company was approved in the shareholders' meeting on May 9, 2008. Applying total share capital of 13,524,487,892 shares as of December 31, 2007 as the basis and excluding those interim dividends paid, cash dividends per share distributed amounted to RMB0.053, totaling approximately RMB717 million and was fully paid as of June 30, 2008.

The 2008 interim dividends distribution plan of the Company was approved in extraordinary shareholders' meeting on October 28, 2008. Applying total share capital of 13,524,487,892 shares as of September 30, 2008 as the basis, cash dividends per share distributed amounted to RMB0.052 (2007 interim: RMB0.137), totaling approximately RMB703 million (2007 interim: RMB1,765 million) and was fully paid as of December 24, 2008.

The Board did not recommend the payment of a final dividend for the period up to December 31, 2008.

33. Related party balances and transactions

Related parties refer to entities in which the Company has the ability, directly or indirectly, to control or jointly control the other party, or exercise significant influence over the other party in making financial and operating decisions, or Directors or officers of the Company and of its holding company, jointly controlled entities and associates.

State-owned enterprises and their subsidiaries, other than entities under Chinalco (also a state-owned enterprise), directly or indirectly controlled by the PRC government are also defined as related parties of the Group in accordance with HKAS 24 "Related Party Disclosures".

Given that the PRC government still owns a significant portion of the productive assets in the PRC despite the continuous reform of the governments structure, the majority of the Group's business activities are conducted with enterprises directly or indirectly owned or controlled by the PRC government ("other state-owned enterprises"), including Chinalco and its subsidiaries (collectively "Chinalco Group"), its associates and jointly controlled entities in the ordinary course of business.

For the purpose of the related party balances and transactions disclosure, the Group has established procedures to determine, to the extent possible, the identification of the ownership structure of its customers and suppliers as to whether they are state-owned enterprises. However, many state-owned enterprises have a multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatization programs. Nevertheless, management believes that all material related party balances and transactions have been adequately disclosed.

Chinalco does not publish financial statements for public use.

(Amounts expressed in thousands of RMB unless otherwise stated)

33. Related party balances and transactions *(Continued)*

(a) Related party balances with Chinalco Group

(i) Due from Chinalco Group

Amounts due from Chinalco Group are as follows:

	Group		Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Trade receivables	**319,623**	249,682	**262,954**	214,805
Prepayments and other receivables	**848,719**	155,051	**56,822**	91,986
	1,168,342	404,733	**319,776**	306,791
Less: provision for doubtful debts	**(171,360)**	(203,723)	**(171,360)**	(203,723)
	996,982	201,010	**148,416**	103,068

Receivables from Chinalco Group are unsecured, non-interest bearing and receivable on demand.

(ii) Due to Chinalco Group

Amounts due to Chinalco Group are as follows:

	Group		Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Trade payables	**312,542**	306,887	**183,841**	178,077
Other payables	**2,625,164**	1,727,699	**1,568,761**	1,072,931
	2,937,706	2,034,586	**1,752,602**	1,251,008

Payables to Chinalco Group are unsecured, non-interest bearing and repayable on demand.

(Amounts expressed in thousands of RMB unless otherwise stated)

33. Related party balances and transactions *(Continued)*

(b) Other related party balances

(i) Due from other related parties

Amounts due from other related parties are as follows:

	Group		Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Jointly controlled entities	**42,322**	17,631	**17,631**	17,631
Associates	**—**	100	**—**	100
Subsidiaries	**—**	—	**5,882,020**	1,984,482
Others	**227,978**	254,036	**30,749**	18,327
	270,300	271,767	**5,930,400**	2,020,540
Less: provision for doubtful debts	**(34)**	(16,954)	**(34)**	(16,954)
	270,266	254,813	**5,930,366**	2,003,586

Amounts due from other related parties are unsecured, non-interest bearing and receivable on demand.

(Amounts expressed in thousands of RMB unless otherwise stated)

33. Related party balances and transactions *(Continued)*

(b) Other related party balances *(Continued)*

(ii) Due to other related parties

Amounts due to other related parties are as follows:

	Group		Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Jointly controlled entities	**332**	1,898	**332**	366
Associates	**1,580**	12,020	**—**	12,020
Subsidiaries	**—**	—	**92,326**	138,880
Others	**9,419**	22,980	**835**	11,983
	11,331	36,898	**93,493**	163,249

Amounts due to other related parties are unsecured, non-interest bearing and repayable on demand.

(Amounts expressed in thousands of RMB unless otherwise stated)

33. Related party balances and transactions *(Continued)*

(c) Related party balances with other state-owned enterprises

Included in the balance sheets, balances with other state-owned enterprises are as follows:

	Group		Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Current assets				
Accounts receivables, net	**38,172**	87,292	**20,911**	54,586
Other current assets, net	**796,573**	332,127	**337,565**	67,118
Bank balances	**15,496,391**	8,565,640	**6,529,832**	4,942,906
Non-current liabilities				
Long-term bank loans	**23,721,674**	15,258,843	**12,599,579**	5,180,062
Current liabilities				
Accounts payable and other liabilities	**2,728,012**	1,145,123	**1,073,450**	911,828
Short-term loans	**14,148,202**	5,753,055	**4,537,000**	—
Current portion of long-term bank loans	**2,949,730**	2,332,600	**1,149,422**	1,549,938

Except for bank balances and loans stated above, all the balances of assets and liabilities with other state-owned enterprises mentioned above are unsecured, non-interest bearing and receivable/repayable within one year.

Terms of bank balances, long-term loans and short-term loans are described in Notes 17 and 19, respectively.

For the year ended December 31, 2008, the annual interest rates of long-term loans and short-term loans from other state-owned enterprises are from 3.54% to 8.51% and from 4.49% to 7.47% (2007: 0.30% to 7.83% and from 5.02% to 7.34%), respectively.

As of December 31, 2008, loans amounting to RMB1,336 million (2007: RMB1,176 million) were guaranteed by other state-owned enterprises.

(Amounts expressed in thousands of RMB unless otherwise stated)

33. Related party balances and transactions *(Continued)*

(d) Related party transactions with Chinalco Group and other related parties

Save as disclosed elsewhere in the consolidated financial statements, significant related party transactions which were carried out in the normal course of the Group's business during the year were as follows:

	Note	2008 RMB'000	2007 RMB'000
Sales of materials and finished goods, including:	(I)		
Chinalco Group		**2,703,461**	2,533,702
Jointly controlled entities		**20,939**	16,882
Associates		**3,274**	2,167,047
Other related parties		**5,736,264**	8,120,244
		8,463,938	12,837,875
Provision of utility services, including:	(II)		
Chinalco Group		**580,042**	439,766
Associates		**5,461**	3,659
Other related parties		**44**	57
		585,547	443,482
Provision of engineering, construction and supervisory services, including:	(III)		
Chinalco Group		**8,373,067**	3,435,029
Other related parties		**22,585**	24,342
		8,395,652	3,459,371

(Amounts expressed in thousands of RMB unless otherwise stated)

33. Related party balances and transactions *(Continued)*

(d) Related party transactions with Chinalco Group and other related parties *(Continued)*

	Note	2008 RMB'000	2007 RMB'000
Purchases of key and auxiliary materials from, including:	(IV)		
Chinalco Group		**1,804,594**	2,051,360
Jointly controlled entities		**6,260**	243,524
Associates		**345,029**	—
Other related parties		**3,113,918**	5,037,148
		5,269,801	7,332,032
Provision of social services and logistics services by Chinalco Group	(V)	**723,129**	903,272
Provision of utilities services by other related parties	(III)	**4,010**	1,514
Rental expenses for land use rights and buildings charged by Chinalco Group	(VI)	**948,396**	728,743

33. Related party balances and transactions *(Continued)*

(d) Related party transactions with Chinalco Group and other related parties *(Continued)*

Notes:

(I) Sales of materials and finished goods comprised sales of alumina, primary aluminum and scrap materials. Transactions entered are covered by general agreements on mutual provision of production supplies and ancillary services. The pricing policy is summarized below:

(i) Adoption of the price prescribed by the PRC government ("Stated-prescribed price");

(ii) If there is no State-prescribed price then adoption of State-guidance price;

(iii) If there is neither State-prescribed price nor State-guidance price, then adoption of market price (being price charged to and from independent third parties); and

(iv) If none of the above is available, then adoption of a contractual price (being reasonable costs incurred in providing the relevant services plus not more than 5% of such costs).

(II) Utility services, including electricity, gas, heat and water, are supplied at the prices as set out in (I)(i) above.

(III) Engineering, project construction and supervisory services were provided for construction projects of the Company. The State-guidance price as stated in (I)(ii) or prevailing market price in (I)(iii) (including tender price where by way of tender) is adopted for pricing purposes.

(IV) The pricing policy for purchases of key and auxiliary materials (including bauxite, limestone, carbon, cement, coal, etc.) is the same as that set out in (I) above.

(V) Social services and logistics services provided by Chinalco Group cover public security, fire services, education and training, school and hospital services, cultural and physical education, newspaper and magazines, broadcasting and printing as well as property management, environmental and hygiene, greenery, nurseries and kindergartens, sanatoriums, canteens and offices, public transport and retirement management and other services. Provisions of these services are covered by the Comprehensive Social and Logistics Services Agreement. The pricing policy is the same as that set out in (I) above.

(VI) Pursuant to the Land Use Rights Lease Agreements entered into between the Group and Chinalco Group, operating leases for industrial or commercial land are charged at market rent rate. The Group also entered into building rental agreement with Chinalco Group and pays rent based on market rate for its lease of buildings owned by Chinalco.

(Amounts expressed in thousands of RMB unless otherwise stated)

33. Related party balances and transactions *(Continued)*

(d) Related party transactions with Chinalco Group and other related parties *(Continued)*

Notes: (Continued)

(VII) Pursuant to Trademark License Agreement, the Company granted to Chinalco a non-exclusive right to use two trademarks for a period of ten years from July 1, 2001 to June 30, 2011 at zero cost. The Company will be responsible for the payment of a total annual fee of no more than RMB1,000 to maintain effective registration. According to the agreement terms, Chinalco may negotiate extension of effective period in using these trademarks.

(VIII) As of December 31, 2008, the Company provided guarantee to its subsidiary in opening letters of credit amounted to RMB223.515 million (2007: RMB312.162 million).

(e) Related party transactions with other state-owned enterprises

	2008 *RMB'000*	2007 *RMB'000*
Sales of goods	**12,885,826**	10,304,947
Purchases of raw materials	**5,033,356**	5,820,666
Purchases of electricity	**14,966,469**	12,800,946
Purchase of property, plant and equipment (including construction services and materials)	**1,253,629**	915,477
Drawdown of loans (including short-term and long-term)	**31,941,421**	11,826,200
Interest expense paid	**2,255,532**	1,370,749

(f) Key management personnel compensation

	2008 *RMB'000*	2007 *RMB'000*
Basic salaries, housing allowances, other allowances and benefits in kind	**3,130**	3,413
Discretionary bonus	**1,362**	2,123
Pension	**130**	123
	4,622	5,659

(Amounts expressed in thousands of RMB unless otherwise stated)

34. Contingent liabilities

Litigation

As of December 31, 2008, Fushun Aluminum, a subsidiary of the Company was named in the claims by various banks for its joint and several liabilities amounting to approximately RMB171 million (2007: RMB681 million) for the repayments of loans due from a third party.

Fushun Aluminum was acquired by the Company from the third party. The Directors of the Company are of the opinion that as the acquisition was conducted on fair principle and the consideration was set close to the asset value of the assets acquired, no contingency provision for such claims is provided as of December 31, 2008 (2007: Nil).

35. Commitments

(a) Capital commitments of property, plant and equipment

	Group		Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Contracted but not provided for	**10,278,172**	10,946,124	**4,633,825**	7,348,435
Authorized but not contracted for	**30,131,209**	25,473,768	**21,300,222**	9,998,984
	40,409,381	36,419,892	**25,934,047**	17,347,419

(Amounts expressed in thousands of RMB unless otherwise stated)

35. Commitments *(Continued)*

(b) Commitments under operating leases

Pursuant to non-cancelable lease agreements entered, the future aggregate minimum lease payments are summarized as follows:

	Group		Company	
	2008	2007	**2008**	2007
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Not later than one year	**905,493**	686,921	**803,252**	634,522
Later than one year and not later than five years	**3,621,972**	2,747,684	**3,220,685**	2,538,092
Later than five years	**30,877,194**	23,713,941	**28,723,165**	23,147,813
	35,404,659	27,148,546	**32,747,102**	26,320,427

(c) Commitments for capital contribution

The Company entered into investment agreement with Guizhou Wujiang Hydropower Development Co., Ltd. on April 17, 2006 in establishing Zunyi Alumina with registered capital of RMB1,400 million. Including which, the Company is required to inject RMB938 million, holds 67% equity interest. As of December 31, 2008, the Company has injected capital of RMB562.80 million (2007: RMB387.60 million) and is still obliged for capital injection of RMB375.20 million (2007: RMB550.40 million).

As of December 31, 2008, the Company committed further capital injection into its subsidiary, China Aluminum Taiyue Mining Co., Ltd. amounted to RMB20 million (2007: RMB 20 million).

36. Ultimate holding company

The Directors regard Chinalco, a company incorporated in the PRC, as being the ultimate holding company.

Supplementary Information

The consolidated financial statements for the years ended December 31, 2007 and 2008 have been prepared in accordance with HKFRS. HKFRS may differ in various material respects from accounting principles generally accepted in the United States ("US GAAP"). Such differences involve different measurements for items shown in these financial statements, as well as additional disclosures required by US GAAP.

In preparing the summary of differences between HKFRS and US GAAP, the Directors of the Company are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of gains and expenses. Accounting estimates have been employed in these financial statements to determine reported amounts, including useful lives of tangible and intangible assets. Actual results could differ from those estimates.

Effect on net profit of significant differences between HKFRS and US GAAP is as follows:

	Note	2008 *RMB'000*	2008 *USD'000*	2007 *RMB'000*
Profit under HKFRS		158,372	23,172	12,123,098
US GAAP adjustments:				
Additional depreciation on revalued property, plant and equipment	(a)	269,999	39,505	269,999
Unrecognized excess of interest in the net fair value of net assets acquired over cost	(c)	11,103	1,625	21,921
Additional amortization on revalued mining rights	(d)	9,307	1,362	9,307
Common control business combinations	(g)	(214,679)	(31,411)	(1,016,337)
Impairment of goodwill	(g)	(6,690,223)	(978,876)	—
Minority interest	(h)	(149,144)	(21,822)	(1,370,056)
Income tax effect of US GAAP adjustments	(i)	(41,721)	(6,104)	(138,304)
Net (loss)/profit under US GAAP		(6,646,986)	(972,549)	9,899,628
Basic and diluted net (loss)/earnings per share under US GAAP		RMB(0.49)	USD(0.07)	RMB0.79

Effect on equity of significant differences between HKFRS and US GAAP is as follows:

	Note	2008 RMB'000	2008 USD'000	2007 RMB'000
Equity under HKFRS		**60,196,822**	**8,807,658**	64,493,205
US GAAP adjustments:				
Revaluation of property, plant and equipment, net of related depreciation	(a)	**(1,781,721)**	**(260,691)**	(2,051,720)
Amortization of goodwill	(b)	**73,944**	**10,819**	73,944
Unrecognized excess of interest in the net fair value of net assets acquired over cost	(c)	**(191,926)**	**(28,081)**	(203,029)
Revaluation of mining rights, net of related amortization	(d)	**(215,193)**	**(31,486)**	(224,500)
Difference on fair value of acquisition considerations	(e)	**(789,739)**	**(115,550)**	(789,739)
Acquisition of minority interest	(f)	**1,955,426**	**286,107**	1,955,426
Common control business combinations	(g)	**12,799,089**	**1,872,690**	8,372,437
Impairment of goodwill	(g)	**(6,690,223)**	**(978,875)**	—
Minority interest	(h)	**(5,198,340)**	**(760,592)**	(3,805,144)
Income tax effect of US GAAP adjustments	(i)	**166,938**	**24,425**	626,576
Equity under US GAAP		**60,325,077**	**8,826,424**	68,447,456

Notes:

(a) Revaluation of property, plant and equipment

Under HKFRS, property, plant and equipment transferred from Chinalco to the Group were accounted for in the financial statements using acquisition accounting. As a result, the Group's property, plant and equipment were revalued at fair value under HKFRS. As the transfers of these property, plant and equipment are regarded as common control transactions, no new cost basis was established under US GAAP. When an asset is transferred from the parent to its wholly-owned subsidiary, the subsidiary should record the asset at the parent's carrying value.

Notes: (Continued)

(b) *Amortization of goodwill*

Until December 31, 2004, under HKFRS, goodwill arising from acquisitions under purchase accounting was recognized as an intangible asset and amortized on a straight-line basis over its estimated useful economic life of not more than 20 years. Under US GAAP, annual amortization of goodwill ceased from January 1, 2002. Goodwill is subject to annual impairment testing and is written down if carrying value exceeds fair value. In accordance with HKFRS 3 effective from January 1, 2005, the Group ceased amortization of goodwill and goodwill is subject to annual impairment testing. Except for the differences with US GAAP recognized in prior years, there is no further difference.

(c) *Unrecognized excess of interest in the net fair value of net assets acquired over cost*

Excess of interest in the net fair value of net assets acquired over cost arises from business combinations where the shares of fair value of the acquiree's identifiable assets, liabilities and contingent liabilities are in excess of acquisition cost. Under HKFRS, the identification and measurement of identifiable assets, liabilities and contingent liabilities are required to re-assess. After reassessment, any remaining portion is recognized in income statement immediately. Under US GAAP, any excess after reassessment is used to reduce proportionately the fair values assigned to the non-current assets acquired (with certain exceptions). Any remaining excess is then recognized in the income statement as an extraordinary gain.

(d) *Revaluation of mining rights*

As part of the Group reorganization and pursuant to the Mining Rights Transfer Agreement, the Group acquired mining rights for eight bauxite mines and four limestone quarries from Chinalco for consideration of RMB285,341,000. Under HKFRS, mining rights acquired are stated at acquisition cost less accumulated amortization and accumulated impairment loss. Amortization of mining rights is calculated on a straight-line basis over their estimated useful lives of not more than 30 years. Under US GAAP, as the transfer was a transaction under common control, a new cost basis was not established for the Group.

(e) *Fair value of consideration on acquisitions*

In November 2006, the Company entered into agreements with other shareholders of Lanzhou Aluminum to acquire the remaining equity interests of this entity. On April 24, 2007, the Company acquired such equity interests through the issuance of A shares. These A shares were then listed on the SSE on April 30, 2007. Under HKFRS, the fair value of the acquisition cost was measured at the fair value of these instruments on the closing date of the transaction. Under US GAAP, the fair value of the acquisition was measured over a reasonable period of time before and after the agreement and announcement of the terms of acquisition.

Accordingly, the balance of goodwill and the related impacts on equity (see (f) below) are different between HKFRS and US GAAP.

Notes: (Continued)

(f) *Acquisition of minority interest*

Prior to 2007, the Company held a 71.43% equity interest in Shandong Aluminum. In April 2007, the Company acquired the remaining 28.57% equity interest in this subsidiary. In addition, in connection with the acquisition of Lanzhou Aluminum (see (e) above), the Company obtained a 51% indirect equity interest in Hewan Power in 2007. In November 2007, the Company acquired the remaining 49% equity interest in Hewan Power. Under HKFRS, the acquisitions above do not qualify as business combinations and any difference between the consideration paid and the proportionate shares of the carrying amount of net assets acquired are accounted for in equity. Under US GAAP, acquisitions of minority interest are accounted for using the purchase method.

Accordingly, the balance of goodwill and the related impacts on equity and income are different between HKFRS and US GAAP.

(g) *Common control business combinations*

In July 2007, the Company entered into agreements with Baotou Aluminum to acquire all the equity interest from their shareholders. On December 28, 2007, the Company acquired 100% equity interest of Baotou Aluminum through the issuance of A shares. On May 30, 2008, the Company acquired Longxing Aluminum, Huaxi Aluminum, Chalco Ruimin, Chalco Southwest Aluminum Cold Rolling, Chalco Southwest Aluminum and Henan Aluminum from Chinalco and China Nonferrous Metals Technology for cash. In addition, on October 1, 2008, the Company further acquired the aluminum alloy business of Pingguo Aluminum from Pingguo Aluminum Company for cash. Under HKFRS, these transactions are considered common control transactions as the Company, Baotou Aluminum and the seven common control entities acquired in 2008 are under de facto and actual control of Chinalco, respectively, and therefore, merger accounting is used to account for these transactions. However, for US GAAP purposes, the Company is not considered to be controlled by Chinalco. Therefore, under US GAAP, these are not regarded as common control transactions and are accounted for under the purchase method. The fair value of the consideration paid for the acquisition of Baotou Aluminum was measured over a reasonable period of time before and after the agreement and announcement of the terms of acquisition while proportionate shares of all the net identifiable assets acquired were recorded at fair value based on the respective acquisition dates.

Accordingly, the balance of goodwill and the related impacts on equity and income are different between HKFRS and US GAAP.

During 2008, management performed annual impairment test for goodwill using the two-step approach according to SFAS 142. Except for goodwill arising from the acquisition of Baotou Aluminum, the fair values of those reporting units into which goodwill is allocated, exceed their respective carrying amounts including goodwill. Management concluded that the goodwill arising from the acquisition of Baotou Aluminum was impaired. A discount rate of 11% was applied to determine the implied fair value of goodwill based on the five-year financial budget approved by management. A growth rate of 2% was applied for cash flows beyond the five-year period, which does not exceed the long-term average growth rate for respective businesses and is consistent with forecast information contained in industry reports. An impairment loss of RMB6.690 billion was recorded as a result. This impairment is mainly attributable to the decline of the 2008 operating results of Baotou Aluminum due to changes in the economic environment and management considered the synergy initially expected to arise from acquisition of Baotou Aluminum was affected.

Notes: (Continued)

(h) Minority interest

Under HKFRS, minority interest is included as a component of equity and the profit and loss attributable to minority interest is included as a component of the Group's total net profit. Under US GAAP, minority interest is excluded from equity and presented as a separate item before net profit.

(i) Income tax effect of U.S. GAAP adjustments

Under US GAAP, deferred income tax relating to the reversal of the property, plant and equipment revaluation, mining rights revaluation, the effect of unrecognized excess of interest in the fair value of net assets acquired over cost and the effect of common control business combinations are recognized.

(j) Other disclosure: effects of tax holiday

Six branches and five subsidiaries of the Company located in the western region of China were granted tax concessions to pay PRC enterprise income tax at a preferential rate of 15%. The preferential tax rate is applicable to qualified businesses of the six branches and five subsidiaries in specified regions with effect from January 1, 2001 for a ten-year period to December 31, 2010. The preferential treatment persists so long as the qualified businesses of these branches and subsidiaries continue to operate during the applicable period.

A subsidiary of the Company, located in Xining Economic and Technology Developing District had registered in October 2003. Pursuant to "Certain policies under the Strategic Development of Western Region in Qinghai Province" (Qing Zheng [2003] No. 35), the subsidiary is exempted from PRC enterprise income tax for the first 5 years starting from the commencement of its business and is entitled to a preferential rate of 15% for the years after.

Under US GAAP, the aggregate amount and effect on earnings per share of the tax holiday are as follows:

	2008	**2008**	2007
	RMB'000	***USD'000***	*RMB'000*
The aggregate amount of tax holiday	**14,621**	**2,139**	954,681
Effect on basic earnings per share	**RMB0.0011**	**USD0.0002**	RMB0.08

(k) Recent U.S. accounting pronouncements

In December 2007, the Financial Accounting Standard Board (the "FASB") issued FASB Statement No. 141 (Revised 2007), Business Combinations ("SFAS 141R"). SFAS 141R provides additional guidance on improving the relevance, representational faithfulness, and comparability of the financial information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

In December 2007, the FASB issued FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements - an amendment of ARB No. 51 ("SFAS 160"). SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008.

2007 Annual Report


中国铝业股份有限公司

2006 Annual Report


中国铝业股份有限公司
2006 Annual Report

2005 Annual Report


中国铝业股份有限公司

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中国铝业股份有限公司
CHALCO ALUMINUM CORPORATION OF CHINA LIMITED

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China (100082)
Tel : 8610-8229 8103
Fax : 8610-8229 8158
Website : www.chalco.com.cn